                                                Filed Pursuant to Rule 424(b)(5)
                                                      Registration No. 333-44542


       THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS ARE NOT AN OFFER TO SELL THESE SECURITIES AND ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                SUBJECT TO COMPLETION, DATED SEPTEMBER 15, 2000

    PRELIMINARY PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED SEPTEMBER 14, 2000

                                4,000,000 SHARES

                           [THE SHAW GROUP INC. LOGO]
                                  COMMON STOCK

                             ----------------------

     The Shaw Group Inc. is selling 1,768,227 shares of common stock. The selling shareholders are selling 2,231,773 shares of common stock.

     The common stock trades on the New York Stock Exchange under the trading symbol "SGR." On September 13, 2000, the last sale price of our common stock as reported on the New York Stock Exchange was $65 per share.

     INVESTING IN THE COMMON STOCK INVOLVES RISKS WHICH ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE S-7 OF THIS PROSPECTUS SUPPLEMENT.

                             ----------------------

                                                            PER SHARE              TOTAL
                                                            ---------              -----
    Public offering price.................................      $                    $
    Underwriting discount.................................      $                    $
    Proceeds, before expenses, to Shaw....................      $                    $
    Proceeds, before expenses, to selling shareholders....      $                    $

     The underwriters may also purchase up to an additional 600,000 shares from Shaw at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover over-allotments.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The shares of common stock will be ready for delivery on or about
            , 2000.

                             ----------------------

                          Joint Book-Running Managers

MERRILL LYNCH & CO.                                   CREDIT SUISSE FIRST BOSTON

                             ----------------------

MORGAN KEEGAN & COMPANY, INC.

                     RAYMOND JAMES & ASSOCIATES, INC.
                                                       JEFFERIES & COMPANY, INC.

                             ----------------------

          The date of this prospectus supplement is           , 2000.

 [Series of photographs of operations with the captions "Comprehensive Provider to the Power Industry" and "Capabilities" including pictures or schematics of "Combined-Cycle Power Plant", "Engineering", "Procurement", "Pipe Fabrication"
        and "Construction Services" with The Shaw Group corporate logo]

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                              PAGE
                                                              ----

Prospectus Supplement Summary...............................   S-1
Risk Factors................................................   S-7
Special Note Regarding Forward-Looking Statements...........  S-15
Use of Proceeds.............................................  S-16
Dividend Policy.............................................  S-16
Capitalization..............................................  S-17
Price Range of Common Stock.................................  S-18
Unaudited Pro Forma Combined Condensed Financial
  Information...............................................  S-19
Selected Consolidated Financial Data........................  S-26
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................  S-28
Business....................................................  S-37
Management..................................................  S-47
Principal Shareholders......................................  S-50
Material United States Federal Tax Consequences to
  Non-United States Holders of Common Stock.................  S-52
Underwriting................................................  S-55
Notice to Canadian Residents................................  S-58
Legal Matters...............................................  S-59
Experts.....................................................  S-59

                            PROSPECTUS

About This Prospectus.......................................     2
Where You Can Find More Information.........................     2
Forward-Looking Statements..................................     3
The Company.................................................     3
Use of Proceeds.............................................     4
Ratios of Earnings to Fixed Charges and Earnings to Fixed
  Charges Plus Dividends....................................     4
Description of Debt Securities..............................     4
Description of Capital Stock................................    16
Depositary Shares...........................................    22
Description of Warrants.....................................    23
Selling Shareholders........................................    24
Plan of Distribution........................................    25
Legal Matters...............................................    26
Experts.....................................................    26

                             ---------------------

     You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

                         PROSPECTUS SUPPLEMENT SUMMARY

     This summary may not contain all of the information that may be important to you. You should read the entire prospectus supplement and the accompanying prospectus and the documents incorporated and deemed to be incorporated by reference therein, including the financial data and related notes, before making an investment decision.

     Unless this prospectus supplement indicates otherwise or the context otherwise requires, the terms "we," "our," "us" or "Shaw" as used in this prospectus supplement refers to The Shaw Group Inc., its subsidiaries and their predecessors.

                              THE SHAW GROUP INC.

     We are the world's only vertically-integrated provider of complete piping systems and comprehensive engineering, procurement and construction services to the power generation industry. We are the largest supplier of fabricated piping systems in the United States and a leading supplier worldwide, having installed piping systems in over 375 power plants with an aggregate generation capacity in excess of 200,000 megawatts. While approximately 65% of our backlog at August 31, 2000 was attributable to the power generation industry, we also do work in the process industries, including petrochemical, chemical and refining, and the environmental and infrastructure sectors.

     We have taken several important steps to capitalize on the growing demand for new power generation capacity. These steps include:

     - partnering with Entergy Corporation to create EntergyShaw, a new company that will develop cost-effective, combined-cycle power plants for Entergy Corporation and other customers in the unregulated power market;

     - the acquisition of most of the operating assets of Stone & Webster, Incorporated, a leading provider of engineering, procurement and construction services to the power generation industry for over 100 years; and

     - an agreement with General Electric to supply at least 90% of the pipe fabrication requirements related to its gas turbine sales through 2004; we have provided piping systems for over 200 turbines under this agreement to date.

     We were founded in 1987 and have expanded rapidly through internal growth and the completion and integration of a series of strategic acquisitions. After giving effect to the Stone & Webster acquisition, our fiscal 1999 pro forma revenues were approximately $1.4 billion and our backlog at August 31, 2000 was approximately $1.9 billion. We currently have offices and operations in North America, South America, Europe, the Middle East and Asia-Pacific and have more than 13,000 employees.

                              RECENT DEVELOPMENTS

     EntergyShaw. On June 2, 2000, we announced plans to create a new, equally-owned and jointly-managed company with Entergy Corporation. Subsequent to this announcement, Entergy and FPL Group, Inc., the parent of Florida Power & Light, announced a merger which will create the largest U.S. power producer with generating capacity in excess of 48,000 megawatts. EntergyShaw's initial focus will be the construction of power plants in North America and Europe for Entergy's and Florida Power & Light's unregulated wholesale operations. On a combined basis, Entergy and Florida Power & Light have approximately 70 turbines on order for their unregulated operations. We expect that the installation of most of these turbines will be managed by EntergyShaw, subject to the approval of its joint-management committee. We estimate that EntergyShaw will generate approximately $100 million in revenues per turbine installed. We expect to provide the engineering, procurement, fabrication and construction requirements to EntergyShaw for these plants. Under the terms of the arrangement, we will present engineering, procurement and construction opportunities that we receive after December 31, 2000 for power generation projects to the new company.

     Stone & Webster Acquisition. Effective July 14, 2000, we purchased most of the operating assets of Stone & Webster, a leading engineering and construction company, for $37.6 million in cash, 2,231,773 shares of our common stock (valued at approximately $105 million at closing and which are being offered by this prospectus supplement) and the assumption of approximately $585 million of liabilities. Our pro forma financial statements reflect the fair value of the assets acquired to be approximately $734 million, including $143 million of goodwill. Stone & Webster is a leading global provider of engineering, procurement, construction, consulting and environmental services to the power, process, environmental and infrastructure markets. Stone & Webster was formed in 1889 and has focused on the power generation industry for most of its existence. Stone & Webster's capabilities complement and enhance our traditional strengths in project execution and pipe fabrication and enable us to deliver a more complete, cost-effective package of products and services to our power and process customers. We believe our combined capabilities will significantly increase the amount of work we can do for EntergyShaw. In addition, we believe we may achieve as much as $35 million in annual cost savings in Stone & Webster's operations through reductions in personnel, office lease and business development expenses. However, there can be no assurance as to the actual cost savings we may realize. The asset purchase was concluded as part of a proceeding under Chapter 11 of the U.S. Bankruptcy Code.

     Nanjing, China Ethylene Plant Project. On August 28, 2000, we announced the execution of a letter of intent for the construction of a 600,000 metric ton-per-year ethylene plant in China which will allow us to utilize substantially completed engineering and equipment which we acquired from Stone & Webster and were previously slated for use on a similar project. The other parties to the agreement are BASF AG and China Petroleum & Chemical Corporation.

                             OUR BUSINESS STRATEGY

     Our business strategy is to increase shareholder value by capitalizing on the significant opportunities in the high-growth power sector and other select markets. We intend to achieve this goal by:

     Capitalizing on the complementary strengths Stone & Webster brings to our company. As a result of the Stone & Webster acquisition, we are uniquely positioned as the world's only vertically-integrated provider of complete piping systems and comprehensive engineering, procurement and construction services to the power generation industry. We believe that this combination of abilities will reduce lead times and costs to our customers.

     Utilizing disciplined project acquisition and management. We intend to focus our activities on cost reimbursable and negotiated lump-sum work with well-established clients. We believe these types of contracts reduce our exposure to unanticipated and unrecoverable cost overruns. Negotiated lump-sum contracts are obtained by direct negotiation rather than on a competitive bid basis. In instances where we enter into fixed-price, lump-sum contracts, we will rely on our management team's long history of executing erection and installation projects on time and within budget as well as our disciplined bidding practices to limit our exposure. In addition, we intend to employ rigorous contract management controls to identify and reduce the risk of cost overruns.

     Leveraging our technology and intellectual property advantage. We will continue to employ our technology and intellectual property to further reduce costs and to better serve our customers. These technologies include:

     - Induction pipe bending technology. We believe our induction pipe bending technology is the most sophisticated, efficient technology available. Induction bending is a technique using simultaneous super-heating and compression of pipe to produce tight-radius bends to our customers' specifications. When compared to the traditional cut and weld method, our technology provides a more uniform and cost-effective product that is generally considered to be stronger and less prone to structural fatigue.

     - Proprietary ethylene technology. We believe we have a leading position in technology associated with the process design of plants that produce ethylene. We have supplied process technology for approximately 35% of the world's ethylene capacity constructed since 1995.

     - Reference plant design. We are developing a standardized "reference plant," for use by EntergyShaw. This standardized design can be used on multiple installations and should produce significant cost savings for EntergyShaw's customers.

     - Proprietary customer-focused software. We have developed proprietary software to aid in project and process management and the analysis of power delivery. This software includes:

      - proprietary SHAW-DRAW(TM) and SHAW-MAN(TM) software programs which enhance our customers' ability to plan, engineer, schedule and track their projects and reduce installation costs and cycle times; and

      - proprietary software products which aid in the effective analysis of the electric power delivery business.

     Pursuing strategic relationships and maintaining diverse customer base. We intend to continue to enter into alliance agreements and strategic partnerships with current and future customers. Our piping alliance partners include AAL Borg Industries, Air Products and Chemicals, Inc., Alstom Power, BASF AG, Bechtel Corporation, The Dow Chemical Company, General Electric, Hitachi, J. Ray McDermott, Orion Refining Corporation and Praxair, Inc. Because many of our customers are active in more than one of the industries we serve, they have historically remained significant purchasers of our piping systems and engineering, procurement and construction services despite fluctuations in activity within any one particular industry. Our alliance agreements enhance our ability to obtain contracts for individual projects by eliminating formal bid preparation. These agreements have tended to provide us with a steady source of projects, minimize the impact of short-term pricing volatility and enable us to anticipate a larger portion of future revenues. EntergyShaw and our agreement with General Electric are examples of strategic relationships which we believe will provide significant future revenues and new business opportunities.

     Pursuing selective acquisitions. We intend to continue to pursue selective acquisitions of businesses or assets that will expand or complement our current portfolio of products and services. We have established a successful track record of quickly and efficiently integrating our acquisitions. In most cases, we established integration teams led by our senior executives. As an example, we are utilizing a team led by our executive vice president and chief operating officer to successfully integrate the assets acquired from Stone & Webster.

     We are a Louisiana corporation. Our principal offices are located at 8545 United Plaza Boulevard, Baton Rouge, Louisiana 70809, and our telephone number is (225) 932-2500.

                                  THE OFFERING

Common stock offered:
     By Shaw...............  1,768,227 shares
     By the selling
       shareholders........  2,231,773 shares
                             ----------------
          Total............  4,000,000 shares

Common stock outstanding
  after the offering.......  19,469,431 shares

Use of proceeds............  We estimate that our net proceeds from this offering will be $108.2 million. We intend to use these net proceeds to repay borrowings under our revolving credit facility. Following this repayment, we expect to have approximately $170 million of borrowing capacity under this facility, which we will use for general corporate purposes including working capital and possible future acquisitions.

                             We will not receive any proceeds from the sale of our common stock by the selling shareholders.

Risk factors...............  See "Risk Factors" and other information included in this prospectus supplement for a discussion of factors you should carefully consider before deciding to invest in shares of the common stock.

NYSE symbol................  SGR

     The shares offered by the selling shareholders include 527,357 shares which were issued into escrow as part of our acquisition of Stone & Webster. This escrow account was established to secure Stone & Webster's obligations to us under the purchase agreement. To the extent shares of our stock which were issued into escrow are returned to us, the number of shares offered by selling shareholders will be reduced and the number of shares offered by Shaw will be increased by the same amount.

     The number of shares of common stock outstanding after the offering excludes 1,350,868 shares reserved for issuance under our stock option plans, of which options to purchase 1,067,368 shares at a weighted average exercise price of $12.77 had been issued as of August 31, 2000. The numbers above assume that the over-allotment option is not exercised. If the over-allotment option is exercised in full, we will issue and sell an additional 600,000 shares.

                  SUMMARY SELECTED CONSOLIDATED FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     The following table presents, for the periods and as of the dates indicated, our summary statements of income data, other financial data and balance sheet data on a consolidated basis. The summary selected consolidated financial data for each of the three fiscal years in the period ended August 31, 1999 presented below have been derived from our audited consolidated financial statements. The financial data includes results of our acquisitions after the dates on which they were completed. The financial information for the nine months ended May 31, 1999 and 2000 has been derived from our unaudited financial statements, and contains adjustments (consisting solely of normal recurring adjustments) that are necessary to present fairly the results of operations for such periods. The pro forma as adjusted information for the year ended August 31, 1999 and nine months ended May 31, 2000 give effect to the Stone & Webster acquisition and this offering as if those transactions had occurred on September 1, 1998 for the statements of income data and on May 31, 2000 for the balance sheet data, as more fully set forth in the "Unaudited Pro Forma Combined Condensed Financial Information" presented in this prospectus supplement. In addition, this summary financial data should be read in conjunction with our consolidated financial statements and related notes, "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                         ACTUAL                            PRO FORMA AS ADJUSTED(1)
                                  ----------------------------------------------------   ----------------------------
                                                                    NINE MONTHS ENDED                     NINE MONTHS
                                      YEAR ENDED AUGUST 31,              MAY 31,           YEAR ENDED        ENDED
                                  ------------------------------   -------------------     AUGUST 31,       MAY 31,
                                  1997(2)      1998       1999       1999       2000          1999           2000
                                  --------   --------   --------   --------   --------   --------------   -----------
STATEMENTS OF INCOME DATA:
  Sales.........................  $335,734   $501,638   $494,014   $353,903   $498,817     $1,415,711     $1,306,528
  Cost of sales.................   271,759    422,057    400,186    286,700    416,796      1,314,085      1,235,917
                                  --------   --------   --------   --------   --------     ----------     ----------
    Gross profit................    63,975     79,581     93,828     67,203     82,021        101,626         70,611
  General and administrative
    expenses....................    37,377     48,503     60,082     42,998     49,094        140,274        108,965
                                  --------   --------   --------   --------   --------     ----------     ----------
    Operating income............    26,598     31,078     33,746     24,205     32,927        (38,648)       (38,354)
  Interest expense..............    (6,778)    (8,471)    (8,649)    (6,973)    (4,933)       (12,097)       (10,107)
  Other income, net.............       155        698        978        657        584          3,964        153,855
                                  --------   --------   --------   --------   --------     ----------     ----------
    Income before income
      taxes.....................    19,975     23,305     26,075     17,889     28,578        (46,781)       105,394
  Provision for income taxes....     6,112      7,033      8,635      5,926      9,329        (18,827)        41,316
  Earnings (losses) from
    unconsolidated entity(3)....       437        (40)       681        408        979            681            979
                                  --------   --------   --------   --------   --------     ----------     ----------
  Income from continuing
    operations..................  $ 14,300   $ 16,232   $ 18,121   $ 12,371   $ 20,228     $  (27,273)    $   65,057
                                  ========   ========   ========   ========   ========     ==========     ==========
  Income from continuing
    operations per share(4):
    Basic.......................  $   1.23   $   1.29   $   1.52   $   1.03   $   1.41     $     1.77     $     3.65
    Diluted.....................      1.20       1.26       1.47       1.00       1.33           1.77           3.40
  Weighted average common shares
    outstanding:
    Basic.......................    11,632     12,617     11,935     12,001     14,361         15,403         17,830
    Diluted.....................    11,901     12,832     12,355     12,329     15,148         15,403         19,148
OTHER FINANCIAL DATA:
  EBITDA(5).....................  $ 34,111   $ 42,056   $ 47,995   $ 34,629   $ 43,758     $    3,129     $  (18,217)
  Depreciation and
    amortization................     7,358     10,280     13,271      9,767     10,247         37,813         17,533
  Capital expenditures..........    15,832     14,616     17,967     15,931     12,057         10,684         14,179

                                                   (footnotes on following page)

                                                                AS OF MAY 31, 2000
                                                              ----------------------
                                                                          PRO FORMA
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
BALANCE SHEET DATA:
  Working capital...........................................  $186,430   $   54,745
  Total assets..............................................   485,466    1,229,872
  Short-term debt and current maturities of long-term
    debt....................................................    46,617       14,032
  Long-term debt obligations, net of current maturities.....    76,341      100,609
  Shareholders' equity......................................   261,144      474,364

---------------

(1) We believe that there are significant cost savings which can be achieved in Stone & Webster's operations which are not reflected in the adjustments in the pro forma financial statements. We believe these savings could be as much as $35.0 million on a pre-tax annual basis and would be achieved through reductions in personnel, office lease and business development expenses. There can be no assurance as to the actual cost savings we may realize. Included in Stone & Webster's historical results of operations are several nonrecurring items including provisions to record losses on lump sum contracts, which have been completed as of July 14, 2000, and a gain recognized on the sale of an office building. The nonrecurring contract losses total $14.2 million for the twelve months ended September 30, 1999 and $60.2 million for the nine months ended March 31, 2000. The gain from the building sale of $151.3 million is included in the pro forma statements of operations for the nine months ended May 31, 2000. See "Unaudited Pro Forma Combined Condensed Financial Information."

(2) We restated fiscal 1997 to exclude the discontinued operations that we disposed of in fiscal 1998.

(3) We own a 49% interest in Shaw-Nass, our Bahrain joint venture, and we account for this investment on the equity basis.

(4) Earnings per share amounts for fiscal 1997 have been restated to reflect the adoption of Statement of Financial Accounting Standards No. 128, "Earnings Per Share."

(5) EBITDA is net income before interest expense, income tax and depreciation and amortization. EBITDA is not a measure recognized by generally accepted accounting principles and should not be considered in isolation or as a substitute for operating profit, as an indicator of liquidity or as a substitute for net cash provided by operating activities. The way we calculate EBITDA may not be comparable to the EBITDA calculations of other entities. Pro forma as adjusted EBITDA for the nine months ended May 31, 2000 excludes gain on the sale of a building of $151.3 million.

                                  RISK FACTORS

     You should carefully consider and evaluate all of the information in this prospectus supplement and the accompanying prospectus, including the risk factors set forth below before investing.

RISK FACTORS RELATING TO OUR BUSINESS

     DEMAND FOR OUR PRODUCTS AND SERVICES IS CYCLICAL AND VULNERABLE TO DOWNTURNS IN THE POWER GENERATION AND OTHER INDUSTRIES TO WHICH WE MARKET OUR PRODUCTS AND SERVICES.

     The demand for our products and services depends on the existence of engineering, construction and maintenance projects, particularly in the power generation industry, which accounted for 65% of our backlog as of August 31, 2000. We also depend to a lesser extent on conditions in the petrochemical, chemical, environmental, infrastructure and refining industries. These industries historically have been, and will likely continue to be, cyclical in nature and vulnerable to general downturns in the domestic and international economies. Our results of operations have varied and may continue to vary depending on the demand for future projects from these industries.

     THE ACQUISITION OF STONE & WEBSTER MAY RESULT IN WORKING CAPITAL REQUIREMENTS IN EXCESS OF BORROWING CAPACITY.

     As of August 31, 2000, we had approximately $262.5 million of debt outstanding, including $235.2 million outstanding under our revolving credit facility. We expect to have approximately $130 million of outstanding borrowings and approximately $170 million in available borrowing capacity under our revolving credit facility upon completion of this offering. Amounts received from the proposed sale of our cold storage business will reduce the capacity under this facility by a maximum of $50 million. Amounts received from other assets sales may result in additional reductions. We cannot assure you that our credit facility capacity will be sufficient to meet our needs in the event we encounter significant unforeseen working capital requirements following our acquisition of Stone & Webster. In addition, our ability to meet our current debt service obligations depends on our future performance. This debt level requires us to use a material portion of operating cash flow to pay interest on debt.

     On a historical basis at May 31, 2000, we had a working capital balance of approximately $186.4 million. In connection with our acquisition of Stone & Webster, we assumed a working capital deficit of approximately $131.7 million which excludes assets held for sale of approximately $85 million related to the proposed sale of our cold storage business. The majority of this deficit was attributable to advanced billings and billings in excess of cost which generally represent work we have billed but not yet performed and accruals for contracts on which we expect losses. As a result, on a pro forma basis as of May 31, 2000, we had a positive working capital balance of approximately $54.7 million. This balance excludes approximately $59 million of short-term obligations that were refinanced into our new revolving credit facility and are now reflected in long-term debt. Because the Stone & Webster acquisition has more than doubled the size of our operations and because a number of the contracts assumed in the acquisition will result in negative cash flow in the near term, we cannot assure you that our working capital requirements associated with our ongoing projects at any given point in time will not exceed our available borrowing capacity. To the extent our working capital requirements exceed our borrowing capacity, our operations could be significantly adversely affected.

     Additional borrowings to meet ongoing liquidity needs could significantly increase our debt service obligations. These obligations could have important consequences to you. For example, they could:

     - make it more difficult for us to obtain additional financing in the future for our acquisitions and operations;

     - require us to dedicate a substantial portion of our cash flows from operations to the repayment of our debt and the interest associated with our debt;

     - limit our operating flexibility due to financial and other restrictive covenants, including restrictions on incurring additional debt, creating liens on our properties and paying dividends;

     - subject us to risks that interest rates and our interest expense will increase;

     - place us at a competitive disadvantage compared to our competitors with less debt; and

     - make us more vulnerable in the event of a downturn in our business.

     THE DOLLAR AMOUNT OF OUR BACKLOG, AS STATED AT ANY GIVEN TIME, IS NOT NECESSARILY INDICATIVE OF OUR FUTURE EARNINGS.

     We cannot assure you that the revenues projected in our backlog will be realized, or if realized, will result in profits. To the extent that we experience significant terminations, suspensions or adjustments in the scope of our projects as reflected in our backlog contracts, we could be materially adversely affected.

     We define our backlog as a "working backlog" which includes projects for which we have received a commitment from our customers. This commitment takes the form of a written contract for a specific project, a purchase order or an indication of the amount of time or material we need to make available for a customer's anticipated project. In certain instances, the engagement is for a particular product or project for which we estimate anticipated revenue, often based on engineering and design specifications that have not been finalized and may be revised over time. Our backlog for maintenance work is derived from maintenance contracts and our customers' historic maintenance requirements.

     Approximately $350 million, or 18%, of our backlog at August 31, 2000 is attributable to a contract with General Electric, which requires us to fabricate at least 90% of the pipe necessary to install the combined-cycle gas turbines to be built by General Electric domestically through 2004. Approximately 40% of this backlog is for power generation projects for which General Electric has been engaged and is in various stages of design, engineering and construction, and for which we have received a work release or have been notified that a work release is pending. The balance is for work for which General Electric has requested that we reserve capacity. We cannot be assured that all of these projects will be constructed or that they will be completed in our currently anticipated time-frame.

     On occasion, customers will cancel or delay projects for reasons beyond our control. In the event of project cancellation, we may be reimbursed for certain costs but typically have no contractual right to the total revenues reflected in our backlog. In addition, projects may remain in our backlog for extended periods of time. If we were to experience significant cancellations or delays of projects in our backlog, our financial condition would be significantly adversely affected.

     DIFFICULTIES INTEGRATING OUR ACQUISITION OF STONE & WEBSTER AND OTHER ACQUISITIONS COULD ADVERSELY AFFECT US.

     The Stone & Webster acquisition more than doubled the size of our company, and many of the assets acquired represent a significant expansion of what were formerly smaller pieces of our traditional lines of business. In addition, we have acquired some businesses which are new to us. As a result, we may encounter difficulties integrating this acquisition and successfully managing the rapid growth we expect to experience from it. We and Stone & Webster utilize different information technology systems. If we decide to integrate these systems, we may have difficulty in doing so. To the extent we encounter problems in integrating the Stone & Webster acquisition and any other acquisitions, we could be materially adversely affected. In addition, we plan to pursue select acquisitions in the future. Because we may pursue these acquisitions around the world and may actively pursue a number of opportunities simultaneously, we may encounter unforeseen expenses, complications and delays, including difficulties in staffing and providing operational and management oversight.

     WE MAY NOT REALIZE OUR ESTIMATED COST SAVINGS FROM THE STONE & WEBSTER ACQUISITION.

     We believe that annual cost savings in our recently acquired Stone & Webster operations could be as much as $35 million on a pre-tax basis. We intend to achieve such savings through reductions in personnel, office lease and business development expenses. However, we cannot provide assurances that these cost savings will be realized.

     WE MAY NOT RECEIVE THE ECONOMIC BENEFITS EXPECTED FROM ENTERGYSHAW.

     On June 2, 2000, we announced plans to create a new company with Entergy Corporation. Under the terms of this arrangement, we will present engineering, procurement and construction opportunities that we receive after December 31, 2000 for power generation projects to the new company. Subsequent to this announcement, Entergy and FPL Group, Inc., the parent of Florida Power & Light, announced a merger. On a combined basis, Entergy and Florida Power & Light have on order approximately 70 turbines for their unregulated operations. The management committee of EntergyShaw has the right to determine whether or not a project will be approved for installation by the company. We can provide no assurance that all or any portion of the installation of these turbines will be committed to EntergyShaw. Further, we provide no assurances that EntergyShaw will contract with us for the installation of all of these turbines.

     THE NATURE OF OUR CONTRACTS COULD ADVERSELY AFFECT US.

     We have entered into fixed price, lump-sum or unit price contracts on a significant number of our domestic piping contracts and substantially all of our international piping projects. In addition, a number of the contracts we assumed in the Stone & Webster acquisition are fixed price or lump-sum contracts. Under fixed, maximum or unit price contracts, we agree to perform the contract for a fixed price and as a result, benefit from costs savings, but are unable to recover for any cost overruns. Under fixed price incentive contracts, we share with the customer any savings up to a negotiated ceiling price and carry some or all of the burden of costs exceeding the negotiated ceiling price. Contract prices are established based in part on cost estimates which are subject to a number of assumptions, such as assumptions regarding future economic conditions. If in the future these estimates prove inaccurate, or circumstances change, cost overruns can occur which could have a material adverse effect on our business and results of our operations. Our profit for these projects could decrease, or we could experience losses, if we are unable to secure fixed pricing commitments from our suppliers at the time the contracts are entered into or if we experience cost increases for material or labor during the performance of the contracts.

     We enter into contractual agreements with customers for some of our engineering, procurement and construction services to be performed based on agreed upon reimbursable costs and labor rates. In some instances, the terms of these contracts provide for the customer's review of the accounting and cost control systems to verify the completeness and accuracy of the reimbursable costs invoiced. These reviews could result in proposed reductions in reimbursable costs and labor rates previously billed to the customer.

     In addition, we have several significant projects for agencies of the U.S. Government. Generally, U.S. Government contracts are subject to oversight audits by government representatives, to profit and cost controls and limitations, and to provisions permitting modification or termination, in whole or in part, without prior notice, at the government's convenience and with payment of compensation only for work done and commitments made at the time of termination. In the event of termination, we generally receive some allowance for profit on the work performed. In some cases, government contracts are subject to the uncertainties surrounding congressional appropriations or agency funding. Government business is subject to specific procurement regulations and a variety of socio-economic and other requirements. Failure to comply with such regulations and requirements could lead to suspension or debarment, for cause, from future government contracting or subcontracting for a period of time. Among the causes for debarment are violations of various statutes, including those related to employment practices, the protection of the environment, the accuracy of records and the recording of costs.

     OUR RESULTS OF OPERATIONS DEPEND ON OUR ABILITY TO OBTAIN FUTURE CONTRACTS.

     In the case of large-scale domestic and international projects where timing is often uncertain, it is particularly difficult to predict whether and when we will receive a contract award. In addition, timing of receipt of revenues from our projects can be affected by a number of factors beyond our control, including unavoidable delays from weather conditions, unavailability of material and equipment from vendors, changes in the scope of services requested by clients, or labor disruptions. The uncertainty of our contract award timing can also present difficulties in matching workforce size with contract needs. In some cases, we maintain and bear the cost of a ready workforce that is larger than called for under existing contracts in anticipation of future workforce needs under expected contract awards. If an expected contract award is delayed or not received, we would incur costs that could have a material adverse effect on us.

     Projects in the industries in which we provide products and services frequently involve a lengthy and complex bidding and selection process. Because a significant portion of our sales are generated from large projects, our results of operations can fluctuate from quarter to quarter. Our significant customers vary between years. The loss of any one or more of our key customers could have a material adverse impact on us.

     POLITICAL AND ECONOMIC CONDITIONS IN FOREIGN COUNTRIES IN WHICH WE OPERATE COULD ADVERSELY AFFECT US.

     A significant portion of our sales is attributable to projects in international markets. We expect international sales and operations to continue to contribute materially to our growth and earnings for the foreseeable future. International contracts, operations and expansion expose us to risks inherent in doing business outside the United States, including:

     - uncertain economic conditions in the foreign countries in which we make capital investments, operate and sell products and services;

     - the lack of well-developed legal systems in some countries in which we operate and sell products and services, which could make it difficult for us to enforce our contractual rights;

     - expropriation of property;

     - restrictions on the right to convert or repatriate currency; and

     - political risks, including risks of loss due to civil strife, acts of war, guerrilla activities and insurrection.

     For example, in fiscal 1999, our international sales declined due to economic downturn in the Asia-Pacific, resulting in fewer power generation projects, and general economic conditions and political events in South America, causing a reduction in sales to the petrochemical processing sector.

     FOREIGN EXCHANGE RISKS MAY AFFECT OUR ABILITY TO REALIZE A PROFIT FROM CERTAIN PROJECTS.

     While we attempt to denominate our contracts in United States dollars, from time to time we enter into contracts denominated in a foreign currency without escalation provisions. This practice subjects us to foreign exchange risks. Foreign exchange controls may also adversely affect us. For instance, prior to the lifting of foreign exchange controls in Venezuela in November 1995, foreign exchange controls adversely affected our ability to repatriate profits from our Venezuelan subsidiary or otherwise convert local currency into United States dollars. We generally do not obtain insurance for or hedge against foreign exchange risks. In addition, our ability to obtain international contracts is impacted by the relative strength or weakness of the United States dollar relative to foreign currencies.

     FAILURE TO MEET SCHEDULE OR PERFORMANCE REQUIREMENTS OF OUR CONTRACTS COULD ADVERSELY AFFECT US.

     In certain circumstances, we guarantee facility completion by a scheduled acceptance date or achievement of certain acceptance and performance testing levels. Failure to meet any such schedule or performance requirements could result in additional costs and the amount of such additional costs could exceed project profit margins. Performance problems for existing and future contracts, whether fixed, maximum or unit priced, could cause actual results of operations to differ materially from those anticipated by us.

     A DEPENDENCE ON ONE OR A FEW CLIENTS COULD ADVERSELY AFFECT US.

     Due to the size of many engineering and construction projects, one or a few clients have in the past and may in the future contribute a substantial portion of our consolidated revenues in any one year, or over a period of several consecutive years. Approximately $350 million, or 18%, of our backlog is attributable to a contract with General Electric, which requires us to fabricate at least 90% of the pipe necessary to install the combined-cycle gas turbines to be built by General Electric domestically through 2004. We have had long-standing relationships with many of our significant customers, including customers with which we have entered into alliance agreements, that have preferred pricing arrangements; however, our contracts with them are on a project by project basis and they may unilaterally reduce or discontinue their purchases at any time. In fiscal 1999, approximately 35% of our revenues were generated under our alliance agreements. The loss of business from any one of such customers could have a material adverse effect on our business or results of operations.

     OUR DEPENDENCE ON A FEW SUPPLIERS AND SUBCONTRACTORS COULD ADVERSELY AFFECT US.

     The principal raw materials in our piping systems business are carbon steel, stainless steel and other alloy piping, which we obtain from a number of domestic and foreign primary steel producers. In our engineering, procurement and construction services we rely on third-party equipment manufacturers as well as third-party sub-contractors to complete our projects. To the extent that we cannot engage sub-contractors or acquire equipment or raw materials, our ability to complete a project in a timely fashion or at a profit may be impaired. To the extent the amount we are required to pay for these goods and services exceeds the amount we have estimated in bidding for lump-sum work, we could experience losses in the performance of these contracts. In addition, if a manufacturer is unable to deliver the materials according to the negotiated terms, we may be required to purchase the materials from another source at a higher price. This may reduce the profit to be realized or result in a loss on a project for which the materials were needed.

     OUR PROJECTS EXPOSE US TO POTENTIAL PROFESSIONAL LIABILITY, PRODUCT LIABILITY, OR WARRANTY AND OTHER CLAIMS.

     We engineer and construct (and our products typically are installed in) large industrial facilities in which system failures can be disastrous. Any catastrophic occurrences in excess of insurance limits at locations engineered or constructed by us or where our products are installed could result in significant professional liability, product liability or warranty and other claims against us. In addition, under some of our contracts, we must use new metals or processes for producing or fabricating pipe for our customers. The failure of any of these metals or processes could result in warranty claims against us for significant replacement or reworking costs.

     Further, the engineering and construction projects we are performing expose us to additional risks including cost overruns, equipment failures, personal injuries, property damage, shortages of materials and labor, work stoppages, labor disputes, weather problems and unforeseen engineering, architectural, environmental and geological problems. In addition, once our construction is complete, we may face claims with respect to the performance of these facilities.

     THE INDEMNIFICATION PROVISIONS OF OUR ACQUISITION AGREEMENTS MAY NOT FULLY PROTECT US AND MAY RESULT IN UNEXPECTED LIABILITIES.

     Some of the former owners of companies we have acquired are contractually required to indemnify us against liabilities related to the operation of their company before we acquired it and for misrepresentations made by them in connection with the acquisition. In some cases, these former owners may not have the financial ability to meet their indemnification responsibilities. If this occurs, we may incur unexpected liabilities.

     OUR COMPETITORS MAY HAVE GREATER RESOURCES AND EXPERIENCE THAN WE DO.

     In our engineering, procurement and construction business, we have numerous regional, national, and international competitors, many of which have greater financial and other resources than we do. Our competitors include well-established, well-financed concerns, both privately and publicly held, including many major power equipment manufacturers and engineering and construction companies, some engineering companies, internal engineering departments at utilities and certain of our customers. Because we are primarily a service organization, we compete by providing services of the highest quality. The markets we serve require substantial resources and particularly highly skilled and experienced technical personnel.

     In pipe engineering and fabrication, competition on a domestic and international level is substantial. In the United States, there are a number of smaller pipe fabricators. Internationally, our principal competitors are divisions of large industrial firms. Some of our competitors, primarily in the international sector, have greater financial and other resources than we do.

     A FAILURE TO ATTRACT AND RETAIN QUALIFIED PERSONNEL COULD HAVE AN ADVERSE EFFECT ON US.

     Our ability to attract and retain qualified engineers, scientists and other professional personnel, either through direct hiring or acquisition of other firms employing such professionals, will be an important factor in determining our future success. The market for these professionals is competitive, and there can be no assurance that we will be successful in our efforts to attract and retain such professionals. In addition, our ability to be successful depends in part on our ability to attract and retain skilled laborers in our pipe fabrication business. Demand for these workers is currently high and the supply is extremely limited.

     ENVIRONMENTAL FACTORS AND CHANGES IN LAWS AND REGULATIONS COULD INCREASE OUR COSTS AND LIABILITIES.

     We are subject to environmental laws and regulations, including those concerning:

     - emissions into the air;

     - discharges into waterways;

     - generation, storage, handling, treatment and disposal of waste materials; and

     - health and safety.

     Our projects often involve nuclear, hazardous and other highly regulated materials, the improper characterization, handling or disposal of which could constitute violations of federal, state or local statutes, and result in criminal and civil liabilities. Environmental laws and regulations generally impose limitations and standards for certain pollutants or waste materials and require us to obtain a permit and comply with various other requirements. Governmental authorities may seek to impose fines and penalties on us, or revoke or deny the issuance or renewal of operating permits, for failure to comply with applicable laws and regulations.

     In addition, under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA"), as amended and comparable state laws, we may be required to investigate and remediate hazardous substances. CERCLA and these comparable state laws typically impose liability without regard to whether a company knew of or caused the release, and liability has been interpreted to be joint and several unless the harm is divisible and there is a reasonable basis of allocation. The principal federal environmental legislation affecting our environmental/infrastructure division of our principal engineering subsidiary and its clients include: the National Environmental Policy Act of 1969 ("NEPA"), the Resource Conservation and Recovery Act of 1976 ("RCRA"), the Clean Air Act, the Federal Water Pollution Control Act and the Superfund Amendments and Reauthorization Act of 1986 ("SARA"). Our foreign operations are also subject to various requirements governing environmental protection.

     The environmental health and safety laws and regulations to which we are subject are constantly changing, and it is impossible to predict the effect of such laws and regulations on us in the future. We have not conducted environmental audits of many of our properties, including the assets we acquired from Stone & Webster. We cannot give any assurance that our operations will continue to comply with future laws and regulations or that these laws and regulations will not significantly adversely affect us.

     IF WE HAVE TO WRITE-OFF A SIGNIFICANT AMOUNT OF INTANGIBLE ASSETS, OUR EARNINGS WILL BE NEGATIVELY IMPACTED.

     Because we have grown in part through acquisitions, goodwill and other acquired intangible assets represent a substantial portion of our assets. Intangible assets were approximately $219 million as of May 31, 2000 on a pro forma basis giving effect to the Stone & Webster acquisition. If we make additional acquisitions, it is likely that additional intangible assets will be recorded on our books. A determination that a significant impairment in value of our unamortized intangible assets has occurred would require us to write-off a substantial portion of our assets. This write-off would negatively affect our earnings.

     WE ARE AND WILL CONTINUE TO BE INVOLVED IN LITIGATION.

     We have been and may from time to time be named as defendants in legal actions claiming damages in connection with engineering and construction projects and other matters. These are typically claims for personal injury or property damage which occur in connection with services performed relating to project or construction sites and other actions that arise in the normal course of business, including employment-related claims and contractual disputes. Such contractual disputes normally involve claims relating to the performance of equipment design or other engineering services or project construction services provided by our subsidiaries.

     Certain of our Stone & Webster subsidiaries have possible liabilities relating to environmental pollution. While we did not assume these liabilities in connection with our acquisition and have the benefit of contractual indemnification and a significant escrow, a federal, state or local governmental authority may seek redress from us or our subsidiaries and we may be named as a Potentially Responsible Party in an action by such governmental authority. While we would vigorously contest any attempt to make us responsible for unassumed environmental liabilities, there can be no assurance that we will not be held liable in connection with such matters in amounts that would have a material adverse effect on our business and results of operations.

     WORK STOPPAGES AND OTHER LABOR PROBLEMS COULD ADVERSELY AFFECT US.

     Some of our employees in the United States and abroad may be represented by labor unions. We experienced a strike, without material impact on pipe production, by union members in February 1997 relating to the termination of collective bargaining agreements covering our pipe facilities in Walker and Prairieville, Louisiana. A lengthy strike or other work stoppage at any of our facilities could have a material adverse effect on us. From time to time we have also experienced attempts to unionize our non-union shops. While these efforts have achieved limited success to date, we cannot give any assurance that we will not experience additional union activity in the future.

     CHANGES IN TECHNOLOGY COULD ADVERSELY AFFECT US AND OUR COMPETITORS MAY DEVELOP OR OTHERWISE ACQUIRE EQUIVALENT OR SUPERIOR TECHNOLOGY.

     We believe that we have a leading position in technology associated with the design and construction of plants which produce ethylene, which we protect and develop with patent registrations, license restrictions, and a research and development program. This technology position is subject to the risk that others may develop competing processes, which could affect our market position. In addition, our strengths in design and construction software as well as power generation software may be at risk from competitive technologies.

     Our induction pipe bending technology and capabilities influence our ability to compete successfully. However, this technology and our proprietary software are not currently patented. While we may have some legal protections, litigation brought by us in this regard could be time-consuming and expensive and could prove unsuccessful. Likewise, although we protect some proprietary materials and processes through non-disclosure and confidentiality agreements, we cannot give any assurance that these agreements will not be breached. Finally, there is nothing to prevent our competitors from independently attempting to develop or obtain access to technologies that are similar or superior to our technology.

     OUR SUCCESS DEPENDS ON KEY MEMBERS OF OUR MANAGEMENT, INCLUDING J. M. BERNHARD, JR.

     Our success is dependent upon the continued services of J. M. Bernhard, Jr., our founder, Chairman, President and Chief Executive Officer, and other key officers. The loss of Mr. Bernhard or other key officers could adversely affect us. We do not maintain key employee insurance on any of our executive officers.

RISK FACTORS RELATING TO OUR EQUITY SECURITIES

     MARKET PRICES OF OUR EQUITY SECURITIES COULD CHANGE SIGNIFICANTLY.

     The market prices of our common stock, preferred stock or warrants may change significantly in response to various factors and events, including the following:

     - the other risk factors described in this prospectus supplement, including changing demand for our products and services;

     - a shortfall in operating revenue or net income from that expected by securities analysts and investors;

     - changes in securities analysts' estimates of the financial performance of ourself or our competitors or the financial performance of companies in our industry generally;

     - general conditions in our industry; and

     - general conditions in the securities markets.

Many of these factors are beyond our control.

     OUR ARTICLES OF INCORPORATION AND BY-LAWS AND LOUISIANA LAW CONTAIN PROVISIONS THAT CONCENTRATE VOTING POWER IN MANAGEMENT AND COULD DISCOURAGE A TAKEOVER.

     Because of special voting power carried by stock owned by our officers and directors, our officers and directors control approximately 33% of the voting power of all of our outstanding stock after giving effect to the offering. Consequently, these persons, in particular Mr. Bernhard, will be able to exercise significant influence over corporate actions and the outcome of matters requiring a shareholder vote, including the election of directors.

     Our articles of incorporation provide that each share of common stock that has been held by the same person for at least four consecutive years is entitled to five votes on each matter to be voted upon at shareholders' meetings, and all shares held for less than four years are entitled to one vote per share for each matter. This charter provision concentrates control in current management and could:

     - increase the difficulty of removing the incumbent board of directors or management;

     - diminish the likelihood that a potential buyer would make an offer for the common stock; and

     - impede a transaction favorable to the interests of shareholders.

     In addition, certain provisions of our articles of incorporation and by-laws and Louisiana law may tend to deter potential unsolicited offers or other efforts to obtain control of us that are not approved by our board of directors. The provisions may deprive our shareholders of opportunities to sell shares of common stock at prices higher than prevailing market prices.

     OUR ISSUANCE OF PREFERRED STOCK COULD ADVERSELY AFFECT SHAREHOLDER RIGHTS OF A HOLDER OF COMMON STOCK AND COULD DISCOURAGE A TAKEOVER.

     Our board of directors is authorized to issue up to 5,000,000 shares of preferred stock without any further action on the part of our shareholders. In the event that we issue preferred stock in the future that has preference over the common stock with respect to payment of dividends or upon our liquidation, dissolution or winding up, rights as holders of common stock could be adversely affected. In addition, the ability of our board of directors to issue shares of preferred stock without any further action on the part of our shareholders may impede a takeover of us and prevent a transaction favorable to our shareholders.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus supplement, the accompanying prospectus, and the documents incorporated herein and therein by reference contain statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical facts contained in this prospectus supplement and the accompanying prospectus, including statements regarding our future financial position, business strategy, budgets, projected costs and plans and objectives of management for future operations, are forward-looking statements. Although we believe our expectations reflected in these forward-looking statements are based on reasonable assumptions, we cannot assure you that these expectations will prove to have been correct. Risks, uncertainties and assumptions that could cause actual results to differ materially from the expectations reflected in the forward-looking statements include, among other things:

     - the demand for additional power generation capacity and services is vulnerable to changes in the economy;

     - the acquisition of Stone & Webster may result in working capital requirements in excess of borrowing capacity;

     - the dollar amount of our backlog, as stated at any given time, is not necessarily indicative of our future revenues or earnings;

     - the amount of business which will be awarded to us as a result of our relationships with General Electric and EntergyShaw;

     - our estimated cost savings associated with the Stone & Webster acquisition may not be achieved;

     - political and economic conditions in countries in which we operate could adversely affect us; and

     - our projects expose us to potential product liability and warranty claims, including liability for design failures and related environmental damages.

     We undertake no obligation to update or revise our forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus supplement and the accompanying prospectus might not occur. See "Risk Factors."

                                USE OF PROCEEDS

     We estimate that we will receive $108.2 million from this offering, after deducting the underwriting discount and estimated expenses of the offering. If the underwriters' over-allotment option is fully exercised, we estimate that we will receive an aggregate of $145.2 million in net proceeds. We intend to use these proceeds to repay borrowings under our revolving credit facility. Following this repayment, we expect to have approximately $170 million of borrowing capacity under this facility, which we will use for general corporate purposes including working capital and possible future acquisitions.

     In July 2000, we entered into a new working capital facility with Bank One, NA, which bears interest at an annual rate of LIBOR plus 2.75% and matures on May 31, 2002. This facility provides for revolving borrowings of up to $300 million and up to $100 million available for letters of credit. The facility permits us to establish up to $150 million in letters of credit, but reduces the revolver in such an event to $250 million. Amounts received from the proposed sale of our cold storage business will reduce the capacity under this facility by up to $50 million. Amounts from other asset sales may result in additional reductions. At August 31, 2000, approximately $235.2 million was outstanding under the revolving credit facility and approximately $80 million in letters of credit were outstanding.

     The shares offered by the selling shareholders include 527,357 shares which were issued into escrow as part of our acquisition of Stone & Webster. This escrow account was established to secure Stone & Webster's obligations to us under the purchase agreement. To the extent shares of our stock which were issued into escrow are returned to us, the number of shares offered by selling shareholders will be reduced and the number of shares offered by Shaw will be increased by the same amount.

     We do not expect to receive any proceeds from the sale of our common stock by the selling shareholders. However, a portion of the proceeds of the sales by the selling shareholders will be paid into an escrow for our benefit in accordance with our purchase agreement with Stone & Webster.

                                DIVIDEND POLICY

     We have not paid any dividends on the common stock to date and currently anticipate that any earnings will be retained for the development of our business. Accordingly, no dividends are expected to be declared or paid on the common stock for the foreseeable future. The declaration of dividends is at the discretion of our board of directors. Our dividend policy will be reviewed by our board of directors as may be appropriate in light of relevant factors at the time. We are, however, subject to limitations on the payment of dividends under the terms of our revolving credit facility.

                                 CAPITALIZATION

     The following table sets forth our capitalization at May 31, 2000 on a historical basis, pro forma for the acquisition of Stone & Webster and pro forma as adjusted to give effect to the application of the net proceeds from the offering assuming the Underwriters' overallotment is not exercised. The table should be read in conjunction with our consolidated financial statements and related notes, "Unaudited Pro Forma Combined Condensed Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Use of Proceeds."

                                                                     AT MAY 31, 2000
                                                              ------------------------------
                                                                                      PRO
                                                                           PRO      FORMA AS
                                                               ACTUAL     FORMA     ADJUSTED
                                                              --------   --------   --------
                                                                      (IN THOUSANDS)
Cash and cash equivalents...................................  $  6,240   $ 43,151   $ 43,151
                                                              ========   ========   ========
Short-term borrowings and current maturities of long-term
  debt:
  Short-term borrowings (revolving lines of credit)(1)......  $ 38,516   $  3,604   $  3,604
  Current maturities of long-term debt(2)...................     8,101     10,428     10,428
                                                              --------   --------   --------
          Total short-term borrowings and current maturities
            of long-term debt...............................  $ 46,617   $ 14,032   $ 14,032
                                                              ========   ========   ========
Long-term debt, excluding current portion(2):
  New revolving credit facility.............................        --   $167,721   $ 59,533
  Other long-term debt......................................  $ 76,341     41,076     41,076
                                                              --------   --------   --------
          Total long-term debt..............................    76,341    208,797    100,609
Shareholders' equity:
  Preferred stock, no par value; 5,000,000 shares
     authorized; no shares issued and outstanding...........        --         --         --
  Common stock, no par value; 50,000,000 shares authorized;
     23,580,945 shares issued and 15,356,709 shares
     outstanding; 25,812,718 shares issued and 17,588,482
     shares outstanding, pro forma; and 27,580,945 shares
     issued and 19,356,709 shares outstanding, pro forma as
     adjusted(3)............................................   189,276    294,308    402,496
Retained earnings...........................................    96,979     96,979     96,979
Accumulated other comprehensive income (loss)...............    (4,510)    (4,510)    (4,510)
Unearned restricted stock compensation......................       (76)       (76)       (76)
Less: 8,224,236 shares held in treasury, at cost............   (20,525)   (20,525)   (20,525)
                                                              --------   --------   --------
          Total shareholders' equity........................   261,144    366,176    474,364
                                                              --------   --------   --------
          Total capitalization..............................  $337,485   $574,973   $574,973
                                                              ========   ========   ========

---------------

(1) At August 31, 2000, we had approximately $262.5 million of debt outstanding, including $235.2 million outstanding under our revolving credit facility, and approximately $80 million in letters of credit outstanding.

(2) Includes obligations under capital leases.

(3) Does not include 1,350,868 shares reserved for issuance under our stock option plans, of which options to purchase 1,067,368 shares at a weighted average exercise price of $12.77 had been issued as of August 31, 2000. The numbers above assume that the over-allotment option is not exercised. If the over-allotment option is exercised in full, we will issue and sell an additional 600,000 shares.

                          PRICE RANGE OF COMMON STOCK

     The common stock is traded on the New York Stock Exchange under the symbol "SGR." The following table sets forth the high and low sales prices per share of the common stock as reported on the New York Stock Exchange for the periods shown.

                                                              HIGH      LOW
                                                              ----      ---
Fiscal year ended August 31, 1998
  First quarter.............................................  $24       $17 3/4
  Second quarter............................................   26        18 1/2
  Third quarter.............................................   25        22
  Fourth quarter............................................   27 15/16   8 1/16
Fiscal year ended August 31, 1999
  First quarter.............................................   10 15/16   6
  Second quarter............................................   16 3/16    7 3/16
  Third quarter.............................................   14        11
  Fourth quarter............................................   22 1/2    12
Fiscal year ended August 31, 2000
  First quarter.............................................   24        19
  Second quarter............................................   27 15/16  20
  Third quarter.............................................   44 15/16  24
  Fourth quarter............................................   55 11/16  37
Fiscal year ended August 31, 2001
  First quarter (through September 13, 2000)................   69 15/16  54 1/2

     On September 13, 2000, the closing sales price of the common stock on the New York Stock Exchange was $65 per share. As of August 31, 2000, we had approximately 117 shareholders of record.

          UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION
                                 (IN THOUSANDS)

     The following unaudited pro forma combined condensed balance sheet of The Shaw Group Inc. as of May 31, 2000 and unaudited pro forma combined condensed statements of income of Shaw for the nine months ended May 31, 2000 and twelve months ended August 31, 1999, give effect to the acquisition of certain assets and liabilities of Stone & Webster, Incorporated. The statements reflect that the business combination is accounted for as a purchase. The pro forma combined balance sheet treats the business combination as if it occurred on May 31, 2000; the pro forma combined statements of income treat the business combination as if it had occurred on September 1, 1998.

     We believe that there are significant cost savings which can be achieved in Stone & Webster's operations which are not reflected in the adjustments in the pro forma financial statements. We believe these savings could be as much as $35,000 on a pre-tax annual basis and would be achieved through reductions in personnel, office lease and business development expenses. However, there can be no assurance as to the actual cost savings which we may realize. In addition, included in Stone & Webster's historical results of operations are several nonrecurring items, including provisions to record losses on lump-sum contracts, which contracts were completed by Stone & Webster by July 14, 2000, and a gain on the sale of an office building. The nonrecurring contract losses total $14,200 for the twelve months ended September 30, 1999 and $60,200 for the nine months ended March 31, 2000. The gain on the building sale of $151,251 is included in the pro forma statements of income for the nine months ended March 31, 2000.

     The Shaw information as of May 31, 2000 and for the periods ended August 31, 1999 and May 31, 2000 is summarized from the consolidated financial statements contained in Shaw's Annual Report on Form 10-K for the fiscal year ended August 31, 1999 and its Quarterly Report on Form 10-Q for the quarter ended May 31, 2000.

     The information for Stone & Webster's trailing twelve-month period ended September 30, 1999 is derived from its Quarterly Reports on Form 10-Q and Annual Report on Form 10-K for the nine-month period ended September 30, 1999 and the three-month period ended December 31, 1998. The Stone & Webster trailing nine-month period ended March 31, 2000 is summarized from the Quarterly Reports on Form 10-Q and Annual Report on Form 10-K of Stone & Webster for the three month period ended March 31, 2000 and the year ended December 31, 1999. The pro forma statements of income include the results of the three-month period ended September 30, 1999 for both the trailing twelve- and nine-month periods
(sales -- $286,071; gross profit -- $7,017; loss from continuing operations -- ($6,854)).

     The following pro forma financial statements are presented for information purposes only. The results shown in the statements are not necessarily indicative of the actual results that might have occurred if the business combination had been completed on September 1, 1998. Also, they are not necessarily indicative of results that might be achieved in the future.

     These pro forma financial statements should be read in conjunction with the consolidated financial statements and related notes of Shaw contained in its Annual Report on Form 10-K for the fiscal year ended August 31, 1999 and contained in its Form 10-Q for the nine months ended May 31, 2000, and in conjunction with the consolidated financial statements of Stone & Webster contained in its Annual Report on Form 10-K for the year ended December 31, 1999 and contained in its Quarterly Report on Form 10-Q for the three months ended March 31, 2000.

           UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME
                  FOR THE TWELVE MONTHS ENDED AUGUST 31, 1999
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                               TWELVE MONTHS ENDED   TWELVE MONTHS ENDED
                                 AUGUST 31, 1999     SEPTEMBER 30, 1999     EXCLUDED       ACQUISITION      PRO FORMA
                                   HISTORICAL            HISTORICAL        ASSETS AND       PRO FORMA        FOR THE
                                 THE SHAW GROUP        STONE & WEBSTER     LIABILITIES   ADJUSTMENTS(d)    ACQUISITION
                               -------------------   -------------------   -----------   ---------------   -----------
Sales........................       $494,014             $1,113,979         $(192,282)(a)    $    --       $1,415,711
Cost of sales................        400,186              1,205,485          (291,586)(b)         --        1,314,085
                                    --------             ----------         ---------       --------       ----------
Gross profit (loss)..........         93,828                (91,506)           99,304             --          101,626
Amortization of goodwill and
  intangibles................          1,910                     --                --          9,422(e)        11,332
General and administrative
  expenses...................         58,172                 70,770                --             --          128,942
                                    --------             ----------         ---------       --------       ----------
Operating income (loss)......         33,746               (162,276)           99,304         (9,422)         (38,648)
Interest expense.............         (8,649)                (8,539)               --         (3,344)(f)      (20,532)
Other Income, net............            978                  2,986                --             --            3,964
                                    --------             ----------         ---------       --------       ----------
Income (loss) from continuing
  operations before income
  taxes......................         26,075               (167,829)           99,304        (12,766)         (55,216)
Provision (benefit) for
  income tax.................          8,635                (43,528)           39,722(c)     (27,030)(g)      (22,201)
                                    --------             ----------         ---------       --------       ----------
Income (loss) from continuing
  operations before earnings
  from unconsolidated
  entity.....................         17,440               (124,301)           59,582         14,264          (33,015)
Earnings from unconsolidated
  entity.....................            681                     --                --             --              681
                                    --------             ----------         ---------       --------       ----------
Income (loss) from continuing
  operations.................       $ 18,121             $ (124,301)        $  59,582       $ 14,264       $  (32,334)
                                    ========             ==========         =========       ========       ==========
Earnings per share:
  Basic......................       $   1.52                                                               $    (2.37)
  Diluted....................           1.47                                                                    (2.37)
Weighted average number of
  shares:
  Basic......................         11,935                                                   1,701(h)        13,635(h)
  Diluted....................         12,355                                                   1,701(h)        13,635(h)


                                OFFERING
                                PRO FORMA     PRO FORMA
                               ADJUSTMENTS   AS ADJUSTED
                               -----------   -----------
Sales........................  $       --    $1,415,711
Cost of sales................          --     1,314,085
                               ----------    ----------
Gross profit (loss)..........          --       101,626
Amortization of goodwill and
  intangibles................          --        11,332
General and administrative
  expenses...................          --       128,942
                               ----------    ----------
Operating income (loss)......          --       (38,648)
Interest expense.............       8,435(i)    (12,097)
Other Income, net............          --         3,964
                               ----------    ----------
Income (loss) from continuing
  operations before income
  taxes......................       8,435       (46,781)
Provision (benefit) for
  income tax.................       3,374(j)    (18,827)
                               ----------    ----------
Income (loss) from continuing
  operations before earnings
  from unconsolidated
  entity.....................       5,061       (27,954)
Earnings from unconsolidated
  entity.....................          --           681
                               ----------    ----------
Income (loss) from continuing
  operations.................  $    5,061    $  (27,273)
                               ==========    ==========
Earnings per share:
  Basic......................                $    (1.77)
  Diluted....................                     (1.77)
Weighted average number of
  shares:
  Basic......................       1,768        15,403
  Diluted....................       1,768        15,403

           UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME
                     FOR THE NINE MONTHS ENDED MAY 31, 2000
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                         NINE MONTHS       NINE MONTHS
                            ENDED             ENDED         EXCLUDED
                         MAY 31, 2000    MARCH 31, 2000      ASSETS        ACQUISITION       PRO FORMA     OFFERING
                          HISTORICAL       HISTORICAL          AND          PRO FORMA         FOR THE      PRO FORMA     PRO FORMA
                        THE SHAW GROUP   STONE & WEBSTER   LIABILITIES    ADJUSTMENTS(d)    ACQUISITION   ADJUSTMENTS   AS ADJUSTED
                        --------------   ---------------   -----------    --------------    -----------   -----------   -----------
Sales.................     $498,817        $1,001,595       $(193,884)(a)    $     --       $1,306,528      $    --     $1,306,528
Cost of sales.........      416,796         1,016,497        (197,376)(b)          --        1,235,917           --      1,235,917
                           --------        ----------       ---------        --------       ----------      -------     ----------
Gross profit (loss)...       82,021           (14,902)          3,492              --           70,611           --         70,611
Amortization of
  goodwill and
  intangibles.........        1,402                --              --           7,067(e)         8,469           --          8,469
General and
  administrative
  expenses............       47,692            52,804              --              --          100,496           --        100,496
                           --------        ----------       ---------        --------       ----------      -------     ----------
Operating income
  (loss)..............       32,927           (67,706)          3,492          (7,067)         (38,354)          --        (38,354)
Interest expense......       (4,933)          (10,079)             --          (2,507)(f)      (17,519)       7,412(i)     (10,107)
Gain on sale of
  building............           --           151,251              --              --          151,251           --        151,251
Other Income, net.....          584             2,020              --              --            2,604           --          2,604
                           --------        ----------       ---------        --------       ----------      -------     ----------
Income from continuing
  operations before
  income taxes........       28,578            75,486           3,492          (9,574)          97,982        7,412        105,394
Provision for income
  tax.................        9,329            18,039           1,397(c)        9,586(g)        38,351        2,965(j)      41,316
                           --------        ----------       ---------        --------       ----------      -------     ----------
Income from continuing
  operations before
  earnings from
  unconsolidated
  entity..............       19,249            57,447           2,095         (19,160)          59,631        4,447         64,078
Earnings from
  unconsolidated
  entity..............          979                --              --              --              979           --            979
                           --------        ----------       ---------        --------       ----------      -------     ----------
Income from continuing
  operations..........     $ 20,228        $   57,447       $   2,095        $(19,160)      $   60,610      $ 4,447     $   65,057
                           ========        ==========       =========        ========       ==========      =======     ==========
Earnings per share:
  Basic...............     $   1.41                                                         $     3.77                  $     3.65
  Diluted.............         1.33                                                               3.49                        3.40
Weighted average
  number of shares:
  Basic...............       14,361                                             1,701(h)        16,062        1,768         17,830
  Diluted.............       15,148                                             2,232(h)        17,380        1,768         19,148

      NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENTS OF INCOME
                         (DOLLAR AMOUNTS IN THOUSANDS)

(a) To eliminate sales associated with Stone & Webster contracts in progress not assumed by Shaw.

(b) To eliminate income from the Stone & Webster overfunded pension plan and cost of sales associated with contracts in progress not assumed by Shaw.

(c) To adjust the income tax benefit for the elimination of items not assumed by Shaw.

(d) We believe that there are significant cost savings which can be achieved in Stone & Webster's operations which are not reflected in the adjustments in the pro forma financial statements. We believe these savings could be as much as $35,000 on a pre-tax annual basis and would be achieved through reductions in personnel, office lease and business development expenses. There can be no assurance as to the actual cost savings we may realize. Included in Stone & Webster's historical results of operations are several nonrecurring items including provisions to record losses on lump sum contracts, which have been completed as of July 14, 2000, and a gain recognized on the sale of an office building. The nonrecurring contract losses total $14,200 for the twelve months ended September 30, 1999 and $60,200 for the nine months ended March 31, 2000. The gain on the building sale of $151,251 is included in the pro forma statements of operations for the nine months ended May 31, 2000.

(e) To record the amortization of goodwill recognized in connection with the Stone & Webster acquisition over 20 years.

(f) To record additional interest expense on amounts borrowed under our new credit facility in connection with the Stone & Webster acquisition and the related amortization expense of the bank commitment fee which will be amortized over three years. In addition, interest expense has been reduced for the estimated incremental interest cost of carrying the net assets of the Nordic Refrigerated Services business unit which is held for sale.

(g) To adjust the income tax provision to reverse the valuation allowance included in Stone & Webster's historical provision for income taxes and to adjust the income tax provision for the impact of the pro forma acquisition adjustments.

(h) Shaw issued 2,231,773 shares of Shaw's common stock in connection with the acquisition of Stone & Webster. On a historical basis, Shaw reported positive income from continuing operations. Diluted earnings per share is calculated as if securities convertible into common shares have been converted if the inclusion of these shares is dilutive. After giving effect to the Stone & Webster acquisition, we have a pro forma loss on continuing operations. The accounting rules require that when there is a loss, convertible securities are treated as if they have not been converted. This is because if the convertible shares are treated as outstanding the loss per share would be reduced. Similarly, 527,357 shares issued in connection with the Stone & Webster acquisition were issued into escrow for purposes of indemnification. These excluded shares were excluded from weighted average outstanding shares to calculate basic earnings per share for the pro forma nine months ended May 31, 2000, and these shares are excluded from both basic and diluted earnings per share for the pro forma twelve months ended August 31, 1999.

(i) To reduce interest expense for amounts repaid on the line of credit from the net proceeds of this offering.

(j)  To adjust the income tax provision for the reduction in interest expense.

              UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET
                                  MAY 31, 2000
                                 (IN THOUSANDS)

                                         MAY 31, 2000    MARCH 31, 2000     EXCLUDED      ACQUISITION     PRO FORMA     OFFERING
                                          HISTORICAL       HISTORICAL      ASSETS AND      PRO FORMA       FOR THE      PRO FORMA
                                        THE SHAW GROUP   STONE & WEBSTER   LIABILITIES    ADJUSTMENTS    ACQUISITION   ADJUSTMENTS
                                        --------------   ---------------   -----------    -----------    -----------   -----------
Current assets:
  Cash and cash equivalents...........     $  6,240         $ 36,911        $      --      $     --      $   43,151     $     --
  Accounts receivable, net............      183,035          280,610          (53,125)(a)   (10,000)(g)     306,656           --
                                                                              (93,864)(b)
  Receivables from unconsolidated
    entity, net.......................        4,382               --               --                         4,382           --
  Inventories.........................       84,361               --          114,124(b)    (54,124)(h)     144,361           --
  Cost and estimated earnings in
    excess of billings on uncompleted
    contracts.........................       31,522          121,043          (37,641)(a)                   109,664           --
                                                                               (5,260)(b)
  Prepaid expenses....................        8,074            7,087               --                        15,161           --
  Deferred income taxes...............           --           20,540          (20,540)(c)    56,000(i)       56,000           --
  Other current assets................        9,906              402               --                        10,308           --
                                           --------         --------        ---------      --------      ----------     --------
        Total current assets..........      327,520          466,593          (96,306)       (8,124)        689,683
  Investment in unconsolidated
    entity............................        5,625               --               --                         5,625           --
  Domestic prepaid pension cost.......           --          167,365         (167,365)(d)        --              --           --
  Investments in securities available
    for sale..........................       14,922               --               --                        14,922           --
  Property and equipment, less
    accumulated depreciation..........       96,610           84,967               --                       181,577           --
  Net assets of discontinued
    operations........................           --          116,424               --       (31,424)(j)      85,000           --
  Goodwill, net of accumulated
    amortization......................       30,152            5,502           (5,502)(e)   143,442(k)      173,594           --
  Other assets........................       10,637           25,778               --        43,056(l)       79,471           --
                                           --------         --------        ---------      --------      ----------     --------
        Total assets..................     $485,466         $866,629        $(269,173)     $146,950      $1,229,872     $     --
                                           ========         ========        =========      ========      ==========     ========
Current liabilities:
  Accounts payable....................     $ 47,761         $136,436        $ (13,458)(a)  $     --      $  155,739     $     --
                                                                              (15,000)(b)
  Accrued liabilities.................       23,806           81,645          (31,359)(f)    20,000(m)      124,092           --
                                                                               30,000(b)
  Current maturities of long term
    debt..............................        8,101            2,327               --            --          10,428           --
  Revolving lines of credit...........       38,516           24,359               --       (59,271)(n)       3,604           --
  Deferred revenue -- prebilled.......        7,570               --               --            --           7,570           --
  Advanced billings and billings in
    excess of cost and estimated
    earnings on uncompleted
    contracts.........................       15,336          252,532          (44,363)(a)   110,000(o)      333,505           --
                                           --------         --------        ---------      --------      ----------     --------
        Total current liabilities.....      141,090          497,299          (74,180)       70,729         634,938
  Long-term debt, less current
    maturities........................       76,341           19,035               --       (54,300)(p)      41,076           --
  Revolving lines of credit...........           --               --               --       167,721(q)      167,721     (108,188)(s)
  Deferred income taxes...............        6,891           24,148          (24,148)(c)        --           6,891           --
  Commitments and contingencies.......           --               --               --            --              --           --
  Other liabilities...................           --           13,070               --            --          13,070           --
        Total shareholders' equity....      261,144          313,077         (170,845)      (37,200)(r)     366,176      108,188(t)
                                           --------         --------        ---------      --------      ----------     --------
        Total liabilities &
          shareholders' equity........     $485,466         $866,629        $(269,173)     $146,950      $1,229,872     $     --
                                           ========         ========        =========      ========      ==========     ========


                                         PRO FORMA
                                        AS ADJUSTED
                                        -----------
Current assets:
  Cash and cash equivalents...........  $   43,151
  Accounts receivable, net............     306,656
  Receivables from unconsolidated
    entity, net.......................       4,382
  Inventories.........................     144,361
  Cost and estimated earnings in
    excess of billings on uncompleted
    contracts.........................     109,664
  Prepaid expenses....................      15,161
  Deferred income taxes...............      56,000
  Other current assets................      10,308
                                        ----------
        Total current assets..........     689,683
  Investment in unconsolidated
    entity............................       5,625
  Domestic prepaid pension cost.......          --
  Investments in securities available
    for sale..........................      14,922
  Property and equipment, less
    accumulated depreciation..........     181,577
  Net assets of discontinued
    operations........................      85,000
  Goodwill, net of accumulated
    amortization......................     173,594
  Other assets........................      79,471
                                        ----------
        Total assets..................  $1,229,872
                                        ==========
Current liabilities:
  Accounts payable....................  $  155,739
  Accrued liabilities.................     124,092
  Current maturities of long term
    debt..............................      10,428
  Revolving lines of credit...........       3,604
  Deferred revenue -- prebilled.......       7,570
  Advanced billings and billings in
    excess of cost and estimated
    earnings on uncompleted
    contracts.........................     333,505
                                        ----------
        Total current liabilities.....     634,938
  Long-term debt, less current
    maturities........................      41,076
  Revolving lines of credit...........      59,533
  Deferred income taxes...............       6,891
  Commitments and contingencies.......          --
  Other liabilities...................      13,070
        Total shareholders' equity....     474,364
                                        ----------
        Total liabilities &
          shareholders' equity........  $1,229,872
                                        ==========

         NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET
                                 (IN THOUSANDS)

(a) To eliminate the working capital balances (trade receivables, trade payables, cost and earnings in excess of billings on uncompleted contracts and advanced billings and billings in excess of cost and estimated earnings on uncompleted contracts), associated with Stone & Webster contracts which were not assumed by Shaw. "Costs and earnings in excess of billings" is an asset and generally represents work we have completed but for which we have not yet billed our customers. "Advanced billings and billings in excess of cost" is a liability and generally represents work we have billed but not yet performed and accruals for contracts on which we expect losses.

(b) To reclassify the recorded amounts for certain ethylene equipment associated with the canceled Trans-Pacific Petrochemical Indotama (TPPI) project in Indonesia to inventory and accrued liabilities. This contract was not assumed by Shaw.

(c) To exclude deferred taxes (both assets and liabilities) generated by Stone & Webster activities not assumed by Shaw.

(d) To eliminate the overfunded Stone & Webster pension plan not acquired by Shaw.

(e)  To eliminate the historical goodwill recorded on Stone & Webster's books.

(f) To eliminate Stone & Webster's liabilities not assumed by Shaw including litigation and workers' compensation accruals.

(g) To record a $10,000 reduction in accounts receivable to our estimated fair value.

(h)  To adjust the TPPI equipment to its estimated fair value.

(i) To adjust deferred tax assets as a result of the book/tax basis differentials resulting from our acquisition of Stone & Webster. Adjustments included the following:

Contracts in progress....................................   $110,000
Relocation and severance.................................     20,000
Accounts receivable......................................     10,000
                                                            --------
Total temporary differences..............................    140,000
                                                            --------
Tax rate (40%)...........................................   $ 56,000
                                                            ========

(j) To adjust the Nordic Refrigerated Services business unit to estimated fair value. We classify this as a discontinued operation because we are actively seeking a buyer for this segment. The actual fair value may differ from the estimated fair value used in this pro forma presentation. Any difference from the fair value we have estimated will result in an adjustment to the purchase price for the Stone & Webster acquisition.

(k) The amount represents purchase price in excess of assets acquired, based upon preliminary estimates of fair market values. Given the nature of these estimates and assumptions, the final allocation of the purchase price will be performed when additional information concerning asset and liability valuations becomes available. A reconciliation of the allocation of purchase price is as follows:

Purchase price:
  Cash..................................................   $  37,600
  Common Stock..........................................     105,032
  Transaction costs.....................................       6,000
                                                           ---------
          Total.........................................   $ 148,632
                                                           =========
Allocation of purchase price:
  Net tangible assets acquired..........................   $ 142,232
  Net intangible assets acquired........................      45,000
  Fair value adjustments to assets acquired.............    (182,042)
  Goodwill..............................................     143,442
                                                           ---------
          Total purchase price..........................   $ 148,632
                                                           =========

(l) To record a ($12,494) reduction in our estimate of the value of certain assets, $10,550 representing bank commitment fees for financing required to complete the Stone & Webster acquisition and $45,000 representing our estimate of the fair value of certain process technologies acquired from Stone & Webster.

(m) To provide for $20,000 of relocation and severance costs for certain employees.

(n) To record the repayment of each of Shaw's and Stone & Webster's outstanding balances under certain revolving lines of credit at the time of our acquisition. These amounts were repaid with borrowings under our new revolving credit facility. Borrowings included in the balance outstanding under our new facility are discussed in note (q) below.

(o) To record an estimated $73 million in additional costs to complete the contracts we have assumed from Stone & Webster and $37 million to adjust margins on these contracts to fair value. We can provide no assurances that our actual costs will not exceed those which we have estimated.

(p) To record the repayment of the Shaw senior notes. These notes were repaid with borrowings incurred under our new revolving credit facility.

(q) Revolving lines of credit -- long term debt includes additional borrowings comprised of (i) $59,271 for the repayment of Shaw's previous primary revolving line of credit and Stone & Webster's existing lines of credit;
     (ii) $37,600 for the cash portion of the purchase price for Stone & Webster; (iii) $10,550 for the bank commitment fees; (iv) $6,000 for estimated transaction costs and fees; and (v) $54,300 for the repayment of the Shaw senior notes.

(r) To adjust Shaw's shareholders' equity for the fair value of the common stock issued to acquire Stone & Webster.

(s) To record the repayment of our revolving credit facility from the net proceeds of this offering.

(t)  To record the net proceeds of this offering.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     The following table presents, for the periods and as of the dates indicated, our selected statements of income data, other financial data and balance sheet data on a consolidated basis. The selected historical consolidated financial data for each of the five fiscal years in the period ended August 31, 1999 presented below have been derived from our audited consolidated financial statements. The financial information for the nine months ended May 31, 1999 and 2000 has been derived from our unaudited financial statements and contains adjustments (consisting solely of normal recurring adjustments) that are necessary to present fairly the results of operations for such periods. The financial data includes results of our acquisitions which have been accounted for as purchases after the dates on which they were completed, except for the 1997 acquisition of NAPTech, Inc., which was accounted for as a pooling of interests. The financial data presented below does not reflect our acquisition of Stone & Webster. This selected financial data should be read in conjunction with our consolidated financial statements and related notes, "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                                    NINE MONTHS ENDED
                                                           YEAR ENDED AUGUST 31,                         MAY 31,
                                            ----------------------------------------------------   -------------------
                                            1995(1)    1996(1)    1997(1)      1998       1999       1999       2000
                                            --------   --------   --------   --------   --------   --------   --------
STATEMENTS OF INCOME DATA:
  Sales...................................  $156,921   $248,969   $335,734   $501,638   $494,014   $353,903   $498,817
  Cost of sales...........................   130,714    208,473    271,759    422,057    400,186    286,700    416,796
                                            --------   --------   --------   --------   --------   --------   --------
    Gross profit..........................    26,207     40,496     63,975     79,581     93,828     67,203     82,021
  General and administrative expenses.....    16,460     26,569     37,377     48,503     60,082     42,998     49,094
                                            --------   --------   --------   --------   --------   --------   --------
    Operating income......................     9,747     13,927     26,598     31,078     33,746     24,205     32,927
  Interest expense........................    (3,465)    (4,823)    (6,778)    (8,471)    (8,649)    (6,973)    (4,933)
  Other income, net.......................       244        923        155        698        978        657        584
                                            --------   --------   --------   --------   --------   --------   --------
    Income before income taxes............     6,526     10,027     19,975     23,305     26,075     17,889     28,578
  Provision for income taxes..............     2,027      3,215      6,112      7,033      8,635      5,926      9,329
                                            --------   --------   --------   --------   --------   --------   --------
  Income before earnings (losses) from
    unconsolidated entity.................     4,499      6,812     13,863     16,272     17,440     11,963     19,249
  Earnings (losses) from unconsolidated
    entity(2).............................      (588)       103        437        (40)       681        408        979
                                            --------   --------   --------   --------   --------   --------   --------
    Income from continuing operations.....     3,911      6,915     14,300     16,232     18,121     12,371     20,228
  Discontinued operations, net of taxes:
    Operating results.....................        --       (298)      (252)       298         --         --         --
    Net gain on disposals.................        --         --         --      2,647         --         --         --
                                            --------   --------   --------   --------   --------   --------   --------
    Income before extraordinary item and
      cumulative effect of change in
      accounting principle................     3,911      6,617     14,048     19,177     18,121     12,371     20,228
  Extraordinary item, net of taxes........       491         --         --         --         --         --         --
  Cumulative effect of change in
    accounting principles, net of taxes...        --         --         --         --         --         --       (320)
                                            --------   --------   --------   --------   --------   --------   --------
  Net income..............................  $  4,402   $  6,617   $ 14,048   $ 19,177   $ 18,121   $ 12,371   $ 19,908
                                            ========   ========   ========   ========   ========   ========   ========
  Basic income per common share(3):
    Continuing operations.................  $    .44   $    .71   $   1.23   $   1.29   $   1.52   $   1.03   $   1.41
    Discontinued operations...............        --       (.03)      (.02)       .23         --         --         --
    Extraordinary item....................       .06         --         --         --         --         --         --
    Change in accounting principle........        --         --         --         --         --         --       (.02)
                                            --------   --------   --------   --------   --------   --------   --------
    Net income per common share...........  $    .49   $    .68   $   1.21   $   1.52   $   1.52   $   1.03   $   1.39
                                            ========   ========   ========   ========   ========   ========   ========

                                                                                         (footnotes on following page)

                                                                                                    NINE MONTHS ENDED
                                                           YEAR ENDED AUGUST 31,                         MAY 31,
                                            ----------------------------------------------------   -------------------
                                            1995(1)    1996(1)    1997(1)      1998       1999       1999       2000
                                            --------   --------   --------   --------   --------   --------   --------
  Diluted income per common share(3):
    Continuing operations.................  $    .44   $    .69   $   1.20   $   1.26   $   1.47   $   1.00   $   1.33
    Discontinued operations...............        --       (.03)      (.02)       .23         --         --         --
    Extraordinary item....................       .05         --         --         --         --         --         --
    Change in accounting principle........        --         --         --         --         --         --       (.02)
                                            --------   --------   --------   --------   --------   --------   --------
    Net income per common share...........  $    .49   $    .66   $   1.18   $   1.49   $   1.47   $   1.00   $   1.31
                                            ========   ========   ========   ========   ========   ========   ========
  Weighted average common shares outstanding:
    Basic(3)..............................     8,916      9,758     11,632     12,617     11,935     12,001     14,361
    Diluted(3)............................     8,959     10,013     11,901     12,832     12,355     12,329     15,148
OTHER FINANCIAL DATA:
  EBITDA(4)...............................  $ 12,973   $ 19,842   $ 34,111   $ 42,056   $ 47,995   $ 34,629   $ 43,758
  Depreciation and amortization...........     2,982      4,992      7,358     10,280     13,271      9,767     10,247
  Capital expenditures....................     5,810     18,478     15,832     14,616     17,967     15,931     12,057

---------------

(1) We restated fiscal 1996 and 1997 to exclude the discontinued operations that we disposed of in fiscal 1998. The effect of the disposition in fiscal 1995 is immaterial. See note 18 of our consolidated financial statements.

(2) We own a 49% interest in Shaw-Nass, our Bahrain joint venture, and we account for this investment on the equity basis.

(3) Earnings per share amounts for fiscal 1995, 1996 and 1997 have been restated to reflect the adoption of Statement of Financial Accounting Standards No. 128, "Earnings Per Share."

(4) EBITDA is net income before interest expense, income tax and depreciation and amortization. EBITDA is not a measure recognized by generally accepted accounting principles and should not be considered in isolation or as a substitute for operating profit, as an indicator of liquidity or as a substitute for net cash provided by operating activities. The way we calculate EBITDA may not be comparable to the EBITDA calculations of other entities.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with "Selected Consolidated Financial Data" and our consolidated financial statements and the related notes incorporated by reference into the Registration Statement of which this prospectus supplement and the accompanying prospectus forms a part.

GENERAL

     We are the world's only vertically-integrated provider of complete piping systems and comprehensive engineering, procurement and construction services to the power generation industry. While approximately 65% of our backlog at August 31, 2000 was attributable to the power generation industry, we also do work in the process industries and the environmental and infrastructure sectors. Our financial performance is impacted by the broader economic trends affecting our customers. All of the major industries in which we operate are cyclical. Because our customers participate in a broad portfolio of industries, our experience has been that downturns in one of our sectors may be mitigated by opportunities in others.

     On July 14, 2000, we purchased most of the operating assets of Stone & Webster for $37.6 million in cash, 2,231,773 shares of our common stock (valued at approximately $105 million at closing) and the assumption of approximately $585 million of liabilities. Our pro forma financial statements reflect the fair value of the assets acquired to be approximately $734 million, including $143 million of goodwill. This acquisition has more than doubled the size of our company, increasing significantly our engineering, procurement and construction businesses, and will significantly impact our operations and our working capital requirements. For additional information regarding the Stone & Webster acquisition, please see "Unaudited Pro Forma Combined Condensed Financial Information," "Business" and "-- Liquidity and Capital Resources."

     As of August 31, 2000 and giving effect to the Stone & Webster acquisition, our backlog was approximately $1.9 billion, of which 65% was attributable to power generation, 19% was attributable to processing and 13% was attributable to our environmental and infrastructure work. We estimate that $836 million, or 44%, of our backlog at August 31, 2000 will be completed in fiscal year 2001. Our backlog is largely a reflection of the broader economic trends being experienced by our customers and is important to us in anticipating our operational needs. Backlog is not a measure defined in generally accepted accounting principles and our backlog may not be comparable to backlog of other companies. We cannot assure you that revenues projected in our backlog will be realized, or if realized, will result in profits. See "Risk Factors" and "Business -- Backlog."

RESULTS OF OPERATIONS

  Nine months ended May 31, 1999 compared to nine months ended May 31, 2000

     The following table sets forth, for the periods indicated, the percentages of our net sales that certain income and expense items represent:

                                                              NINE MONTHS ENDED
                                                                   MAY 31,
                                                              ------------------
                                                               2000        1999
                                                              ------      ------
Sales.......................................................  100.0%      100.0%
Cost of sales...............................................   81.0        83.6
                                                              -----       -----
  Gross profit..............................................   19.0        16.4
General and administrative expenses.........................   12.2         9.8
                                                              -----       -----
  Operating income..........................................    6.8         6.6
Interest expense............................................   (1.9)       (1.0)
Other income, net...........................................     .2          .1
                                                              -----       -----
                                                               (1.7)        (.9)
Income before income taxes, earnings from unconsolidated
  entity and cumulative effect of change in accounting
  principle.................................................    5.1         5.7
Provision for income taxes..................................    1.7         1.8
                                                              -----       -----
Income before earnings from unconsolidated entity and
  cumulative effect of change in accounting principle.......    3.4         3.9
Earnings from unconsolidated entity.........................     .1          .2
                                                              -----       -----
Income before cumulative effect of change in accounting
  principle.................................................    3.5         4.1
Cumulative effect on prior years of change in accounting for
  start-up costs, net of taxes..............................     --         (.1)
                                                              -----       -----
Net income..................................................    3.5%        4.0%
                                                              =====       =====

     Sales increased approximately 41% to $498.8 million for the nine months ended May 31, 2000, compared to $353.9 million for the same period in the prior year.

     The Company's sales to customers in the following geographic regions approximated the following:

                                                            NINE MONTHS ENDED MAY 31,
                                                      -------------------------------------
                                                            1999                2000
                                                      -----------------   -----------------
GEOGRAPHIC REGION                                     IN MILLIONS    %    IN MILLIONS    %
-----------------                                     -----------   ---   -----------   ---
North America......................................     $261.2       74%    $391.5       78%
Europe.............................................       33.5       10       45.0        9
Asia-Pacific.......................................       32.4        9       23.4        5
South America......................................       10.8        3       22.2        4
Middle East........................................        8.7        2        3.8        1
Other..............................................        7.3        2       12.9        3
                                                        ------      ---     ------      ---
                                                        $353.9      100%    $498.8      100%
                                                        ======      ===     ======      ===

     Sales for domestic projects increased to $391.5 million for the nine months ended May 31, 2000, from $261.2 million for the nine months ended May 31, 1999. Sales to all domestic industry sectors increased, except for a 10% decrease in the chemical and petrochemical sector, with the primary increases being to the power generation and crude oil refining sectors. Sales for international projects increased $14.6 million or 16%, to $107.3 million for the nine months ended May 31, 2000, from $92.7 million for the same period of the prior year. Sales remain sluggish in the Asia-Pacific region, but inquiry activity is starting to pickup. Even though sales in the South American region for the nine months ended May 31, 2000, show some improvements and inquiries are active, our short-term outlook is uncertain in this region due to general economic conditions and particularly, with respect to Venezuela, political conditions. For the nine months ended May 31, 2000, virtually all European sector sales were to the United Kingdom. European inquiries remain strong, particularly in Spain. We continue to believe that the Asia-Pacific, Middle East, South American and European markets present significant long-term opportunities for us.

     The Company's sales to customers in the following industry sectors approximated the following:

                                                                   NINE MONTHS ENDED MAY 31,
                                                           -----------------------------------------
INDUSTRY SECTOR                                                   1999                  2000
---------------                                            -------------------   -------------------
                                                            IN MILLIONS     %     IN MILLIONS     %
                                                           -------------   ---   -------------   ---
Power Generation........................................      $107.8        30%     $197.4        40%
Chemical and Petrochemical Processing...................       129.3        37       116.9        23
Crude Oil Refining......................................        70.2        20       127.3        26
Oil and Gas Exploration and Production..................        21.3         6        22.2         4
Other...................................................        25.3         7        35.0         7
                                                              ------       ---      ------       ---
                                                              $353.9       100%     $498.8       100%
                                                              ======       ===      ======       ===

     The power generation sector had an increase in domestic projects, which was offset by small decreases in international projects. For the nine months ended May 31, 2000 sales in the chemical and petrochemical processing sector were $116.9 million compared to $129.3 million for the prior comparable period. Due to the relatively minor amounts of petrochemical processing sales, sales to this industry (which in past periods have been reported separately) have been combined with chemical processing sales. Sales related to domestic power generation projects increased due to new power generation projects, including the previously announced $300 million five-year contract with General Electric. Crude oil refining industry sales had increases in both the domestic and international markets. Oil and gas exploration and production sales, which are almost exclusively domestic, remain sluggish.

     The gross profit margin for the nine months period ended May 31, 2000 decreased to 16.4% from 19.0% for the same period in the prior year. We are involved in numerous projects, all of which affect gross profit in various ways, such as product mix, pricing strategies, foreign versus domestic work (profit margins differ, sometimes substantially, depending on where the work is performed), and constant monitoring of percentage of completion calculations. Gross profit margin was negatively impacted by our revenues related to erection and maintenance services, which generally carry lower margins than fabrication work.

     General and administrative expenses increased to $49.1 million from $43.0 million for the nine months ended May 31, 2000 compared to the nine months ended May 31, 1999. This increase resulted primarily from increases in expenses related to increased sales and other normal business expenses. As a percentage of sales, however, general and administrative expenses decreased to 9.8% for the nine months ended May 31, 2000 from 12.2% for the comparable prior period.

     Interest expense varies from period to period due to several factors, including the level of borrowings and interest rate fluctuations on variable rate loans. Even though interest rates increased on our primary revolving line of credit facility over the prior year's rates, interest expense on that line of credit facility decreased $1.3 million due to lower borrowings, resulting from paydowns utilizing the proceeds from our November 1999 public stock offering.

     The effective tax rates for the nine months periods ended May 31, 2000 and 1999 were 32.6% and 33.1%, respectively. The tax rates for each period relate primarily to the projected mix of foreign (including foreign export sales) versus domestic work and the constant review of year-end estimates for each fiscal year.

    Fiscal years 1997, 1998 and 1999

     The following table presents certain income and expense items as a percentage of our sales for the years ended August 31, 1997, 1998 and 1999:

                                                              YEAR ENDED AUGUST 31,
                                                              ---------------------
                                                              1997    1998    1999
                                                              -----   -----   -----
Sales.......................................................  100.0%  100.0%  100.0%
Cost of sales...............................................   80.9    84.1    81.0
                                                              -----   -----   -----
  Gross profit..............................................   19.1    15.9    19.0
General and administrative expenses.........................   11.2     9.7    12.2
                                                              -----   -----   -----
  Operating income..........................................    7.9     6.2     6.8
Interest expense............................................   (2.0)   (1.7)   (1.8)
Other income, net...........................................     --     0.1     0.3
                                                              -----   -----   -----
  Income before income taxes................................    5.9     4.6     5.3
Provision for income taxes..................................    1.8     1.4     1.8
                                                              -----   -----   -----
Income from continuing operations before earnings (losses)
  from unconsolidated entity................................    4.1     3.2     3.5
Earnings (losses) from unconsolidated entity................    0.2      --     0.2
                                                              -----   -----   -----
  Income from continuing operations.........................    4.3     3.2     3.7
Discontinued operations, net of tax:
  Operating results.........................................   (0.1)    0.1      --
  Net gain on disposals.....................................     --     0.5      --
                                                              -----   -----   -----
Net income..................................................    4.2%    3.8%    3.7%
                                                              =====   =====   =====

    Fiscal 1999 compared to fiscal 1998

     Revenues decreased slightly to $494.0 million in fiscal 1999 from $501.6 million in fiscal 1998. Gross profit increased 17.8% to $93.8 million in fiscal 1999 from $79.6 million in fiscal 1998. These variances are discussed below.

     Our sales to customers in the following geographic regions approximated the following amounts and percentages:

                                                            YEAR ENDED AUGUST 31,
                                                ---------------------------------------------
              GEOGRAPHIC REGION                         1998                    1999
              -----------------                 ---------------------   ---------------------
                                                 IN MILLIONS      %      IN MILLIONS      %
                                                -------------   -----   -------------   -----
North America.................................     $286.5        57.1%     $366.2        74.1%
Asia-Pacific..................................      100.6        20.0        41.1         8.3
Europe........................................       55.8        11.1        49.7        10.1
South America.................................       31.9         6.4        18.7         3.8
Middle East...................................       18.4         3.7        10.2         2.1
Other.........................................        8.4         1.7         8.1         1.6
                                                   ------       -----      ------       -----
                                                   $501.6       100.0%     $494.0       100.0%
                                                   ======       =====      ======       =====

     Revenues from domestic projects increased $79.7 million, or 28%, from $286.5 million for fiscal 1998 to $366.2 million for fiscal 1999. Increases were experienced in all domestic industry sectors except petrochemical processing. Revenues from international projects decreased $87.3 million, or 41%, from $215.1 million for fiscal 1998 to $127.8 million for fiscal 1999. The decline in international sales was primarily attributable to decreases in activity in the power generation sector in the Asia-Pacific region, in the crude oil refining sector in South America and the Middle East and in the chemical processing sector in South America.

     Our sales to customers in the following industries approximated the following amounts and percentages:

                                                            YEAR ENDED AUGUST 31,
                                                ---------------------------------------------
INDUSTRY SECTOR                                         1998                    1999
---------------                                 ---------------------   ---------------------
                                                 IN MILLIONS      %      IN MILLIONS      %
                                                -------------   -----   -------------   -----
Power Generation..............................     $193.5        38.6%     $161.8        32.8%
Chemical Processing...........................      132.6        26.4       141.0        28.5
Crude Oil Refining............................       83.9        16.7       109.3        22.1
Petrochemical Processing......................       42.4         8.5        20.8         4.2
Oil and Gas Exploration and Production........       23.1         4.6        29.0         5.9
Other.........................................       26.1         5.2        32.1         6.5
                                                   ------       -----      ------       -----
                                                   $501.6       100.0%     $494.0       100.0%
                                                   ======       =====      ======       =====

     Although our total revenues from power generation projects declined in fiscal 1999 compared to fiscal 1998, revenues from domestic power generation projects increased nearly 51% for fiscal 1999 compared to fiscal 1998 due to new domestic power generation projects, including the start-up of our announced $300 million, five-year contract for General Electric in August 1999. In fiscal 1999, we experienced a decline in international power generation project revenues, particularly in the Asia-Pacific market due to general economic conditions. Revenues associated with international power generation projects declined 33% in fiscal 1999 compared to fiscal 1998.

     Revenues from the chemical processing industry increased in fiscal 1999 over the prior year due to increased domestic activity offset in part by decreased international activity. The decrease in international chemical processing revenues was due primarily to weak activity in the South American region as a result of general economic conditions.

     Revenues from the crude oil refining industry for fiscal 1999 increased over the prior year due to increases in domestic project activity exceeding declines in international project activity. Domestically, our activity was positively impacted by a large construction project for a refinery in Norco, Louisiana that accounted for approximately 14% of our revenues in fiscal 1999.

     We experienced a decrease in revenues from international crude oil refining primarily due to weak activity in South America (resulting from general economic conditions and recent political events, particularly in Venezuela) and the Middle East.

     Revenues from the petrochemical processing industry decreased significantly in both the domestic and international markets during fiscal 1999 compared to the prior year. The decrease in revenues from petrochemical processing was primarily attributable to weak global demand.

     Revenues from the oil and gas exploration and production industry increased in fiscal 1999 over fiscal 1998 due to the results of a subsidiary that we acquired in July 1998 and were partially offset by reductions in oil and gas project work performed by our other subsidiaries. Most of our revenues from this sector are domestic.

     Our gross profit margin for fiscal 1999 increased to 19.0% from 15.9% for the prior year. The gross profit margin was positively impacted by increased revenues from higher-margin projects in the domestic power generation, chemical processing and crude oil refining industries. The overall increase in demand for domestic power generation related projects has had a favorable impact on margins for those projects. During fiscal 1999, we entered into a contract for the expansion of a refinery in Norco, Louisiana which excluded materials and subcontractor costs from the scope of our services. The increase in the gross profit margin was partially offset by continued lower margins on our manufactured products due to pricing pressures from foreign imports and lower margins from our foreign operations due to reduced activity in the foreign power generation and petrochemical processing industries. During the second half of fiscal 1999, we began to experience easing of pricing pressures for foreign imports.

     General and administrative expenses were $60.1 million for fiscal 1999, up 24% from $48.5 million for fiscal 1998. The increase primarily related to growth of our erection and construction services and the integration of Shaw Bagwell, Inc., our oil and gas services subsidiary, and Shaw Lancas, C.A., our Venezuelan construction subsidiary, into our business for all of fiscal 1999.

     For fiscal 1999, interest expense was $8.6 million, up $0.1 million from $8.5 million in the previous year. Interest expense varies in relation to the balances in, and variable interest rates under, our principal revolving line of credit facility, which has generally been used to provide working capital and fund fixed asset purchases and subsidiary acquisitions. Additionally, during fiscal 1999, we used our line of credit facility to purchase treasury stock totaling $13.7 million.

     Our effective tax rates for fiscal 1998 and fiscal 1999 were 30.2% and 33.1%, respectively. The increase in our effective tax rate from fiscal 1998 to fiscal 1999 was due to the reduced amount of foreign export sales and a reduced amount of income earned in foreign jurisdictions with lower tax rates than the United States Federal rate.

     Fiscal 1998 compared to fiscal 1997

     Revenues increased 49.4% for fiscal 1998 to $501.6 million from $335.7 million for fiscal 1997. Gross profit increased 24.4% to $79.6 million for fiscal 1998 from $64.0 million for fiscal 1997. Approximately $112 million of the increase in revenues related to sales of subsidiaries that we acquired during fiscal 1998.

     Our sales to customers in the following geographic regions approximated the following amounts and percentages:

                                                             YEAR ENDED AUGUST 31,
                                                   -----------------------------------------
GEOGRAPHIC REGION                                         1997                  1998
-----------------                                  -------------------   -------------------
                                                   IN MILLIONS     %     IN MILLIONS     %
                                                   -----------   -----   -----------   -----
North America....................................    $232.5       69.3%    $286.5       57.1%
Asia-Pacific.....................................      62.6       18.6      100.6       20.0
Europe...........................................       4.8        1.4       55.8       11.1
South America....................................      18.4        5.5       31.9        6.4
Middle East......................................      12.8        3.8       18.4        3.7
Other............................................       4.6        1.4        8.4        1.7
                                                     ------      -----     ------      -----
                                                     $335.7      100.0%    $501.6      100.0%
                                                     ======      =====     ======      =====

     Revenues from domestic projects increased $54.0 million, or 23%, from $232.5 million for fiscal 1997 to $286.5 million for fiscal 1998. Revenues in fiscal 1998 from all geographic areas increased over fiscal 1997 levels primarily due to our continued expansion through acquisitions. The increase in revenues from Europe in fiscal 1998, compared to the prior year, was primarily due to the acquisition of our United Kingdom operations (Pipework Engineering and Development and Prospect) in the first quarter of fiscal 1998. During fiscal 1998, we began streamlining our United Kingdom operations.

     Our sales to customers in the following industry sectors approximated the following amounts and percentages:

                                                             YEAR ENDED AUGUST 31,
                                                   -----------------------------------------
INDUSTRY SECTOR                                           1997                  1998
---------------                                    -------------------   -------------------
                                                   IN MILLIONS     %     IN MILLIONS     %
                                                   -----------   -----   -----------   -----
Power Generation.................................    $101.2       30.1%    $193.5       38.6%
Chemical Processing..............................     130.4       38.9      132.6       26.4
Crude Oil Refining...............................      47.8       14.2       83.9       16.7
Petrochemical Processing.........................         *          *       42.4        8.5
Oil and Gas Exploration and Production...........         *          *       23.1        4.6
Other............................................      56.3       16.8       26.1        5.2
                                                     ------      -----     ------      -----
                                                     $335.7      100.0%     501.6      100.0%
                                                     ======      =====     ======      =====

---------------

* Sales for our petrochemical processing and oil and gas exploration and production sectors are not segregated and are included in the other sectors in the above chart for fiscal 1997.

     Revenues from the power generation sector in fiscal 1998 increased over the prior year primarily due to increased revenues from the international power generation market. Revenues from the international power generation market increased primarily as a result of the acquisitions of Pipework Engineering and Development and Prospect. Domestic power generation revenues also increased primarily due to the expansion of construction services performed by our subsidiaries that were acquired in February and March of 1997.

     Revenues from the chemical processing sector increased slightly over fiscal 1997 as a result of increased activity in both the domestic and international markets.

     Revenues from the crude oil refining sector for fiscal 1998 increased over fiscal 1997 due to increased activity in the international markets.

     Revenues from the petrochemical processing and oil and gas exploration and production sectors were not segregated during fiscal 1997; therefore, explanations of variances are not available. The decline in other sector revenues in fiscal 1998 is the result of a decline in revenues from our pipe fabrication and bending operations in 1998 due to the substantial completion of a large mining contract in fiscal 1997.

     Gross profit margins in fiscal 1998 decreased to 15.9% from 19.1% for fiscal 1997 due primarily to the following factors:

     - a higher volume of pipe erection, maintenance and related construction services work in fiscal 1998, which typically produces a lower gross profit margin;

     - reduced gross profit margins on our manufactured products due to pricing pressure from foreign imports in fiscal 1998; and

     - lower profit margins realized from our United Kingdom operations since the acquisition of Pipework Engineering and Development and Prospect.

     General and administrative expenses were $48.5 million for fiscal 1998, up 29.7% from $37.4 million for fiscal 1997. Approximately $9 million of the increase relates to general and administrative expenses of newly acquired subsidiaries, including those owned for only part of fiscal 1997. The remaining increase is related to increased corporate overhead costs due to the general expansion of our operations. However, as a percentage of revenues, general and administrative expenses decreased from 11.2% in fiscal 1997 to 9.7% in fiscal 1998.

     Interest expense for fiscal 1998 was $8.5 million, up 25.0% from $6.8 million in fiscal 1997, primarily due to increased borrowings to expand our business and to complete the acquisitions of Prospect, Cojafex, Pipework Engineering and Development and Lancas in 1998.

     Our effective tax rates for fiscal 1997 and fiscal 1998 were 30.6% and 30.2%, respectively. The decrease in the fiscal 1998 rates from fiscal 1997 was primarily due to additional tax savings from higher foreign export sales and foreign sourced income taxed at lower rates, partially offset by lower state income tax incentives and refunds.

LIQUIDITY AND CAPITAL RESOURCES

     Net cash used in operations was $40.9 million for the nine months ended May 31, 2000, compared to $11.7 million provided by operations for the same period of the previous fiscal year. For the nine months ended May 31, 2000, cash from operating activities was favorably impacted by net income of $19.9 million and depreciation and amortization of $10.2 million. Offsetting these positive factors were changes in certain assets and liabilities of $68.5 million and other non-cash items of $2.6 million. Increases in accounts receivables and cost and estimated earnings in excess of billings on uncompleted contracts of approximately $71.3 million were offset by other net changes of approximately $2.8 million, resulting in the $68.5 million change in certain assets and liabilities.

     Net cash used in investing activities was $10.6 million for the nine months ended May 31, 2000, compared to $27.2 million for the same period of the last fiscal year. During the nine months ended May 31, 2000, the Company purchased approximately $12.1 million of property and equipment compared to $15.9 million for the nine months ended May 31, 1999. During the nine months ended May 31, 2000, the Company also received $1.4 million from the sale of property and equipment.

     Net cash provided by financing activities was $51.1 million for the nine-month period ended May 31, 2000, compared to $16.0 million provided for the nine months ended May 31, 1999. The primary source of cash for the nine months ended May 31, 2000 was the sale of 3,450,000 shares of our common stock. The net proceeds of $67.5 million were used to pay down amounts outstanding under our primary revolving line of credit facility and certain other long-term debt. The Company's primary revolving line of credit facility has been used by us to provide working capital, as well as to fund fixed asset purchases and subsidiary acquisitions. We also received $1.2 million from the exercise of stock options during the nine months ended May 31, 2000.

     In July 2000, we entered into a new working capital facility with Bank One, NA, which bears interest at an annual rate of LIBOR plus 2.75% at August 31, 2000 and matures on May 31, 2002. This facility provides for revolving borrowings of up to $300 million and up to $100 million available for letters of credit. The facility permits us to establish up to $150 million in letters of credit, but reduces the revolver in such an event to $250 million. Amounts received from the proposed sale of our cold storage business will reduce the capacity under this facility by up to $50 million. Amounts received from other asset sales may result in additional reductions. At August 31, 2000, approximately $235.2 million was outstanding under the revolving credit facility and approximately $80 million in letters of credit were outstanding. We expect to have approximately $170 million of borrowing capacity under our revolving credit facility upon completion of this offering.

     On a historical basis at May 31, 2000, we had a working capital balance of approximately $186.4 million. In connection with our acquisition of Stone & Webster, we assumed a working capital deficit of approximately $131.7 million which excludes assets held for sale of approximately $85 million related to the proposed sale of our cold storage business. The majority of this deficit was attributable to advanced billings and billings in excess of cost which generally represent work we have billed but not yet performed and accruals for contracts on which we expect losses. As a result, on a pro forma basis as of May 31, 2000, we had a positive working capital balance of approximately $54.7 million. This balance excludes approximately $59 million of short-term obligations that were refinanced into our new revolving credit facility and are now reflected in long-term debt. Because the Stone & Webster acquisition has more than doubled the size of our operations and because a number of the contracts assumed in the acquisition will result in negative cash flow in the near term, we cannot assure you that our working capital requirements associated with our ongoing projects at any given point in time will not exceed our available borrowing capacity. To the extent our working capital requirements exceed our borrowing capacity, our operations could be significantly adversely affected.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1997, SFAS No. 131 -- "Disclosures about Segments of an Enterprise and Related Information" was issued. SFAS 131 requires us to report financial and descriptive information about our operating segments in our financial statements.

     In early 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities." The statement is effective for fiscal years beginning after December 15, 1998 and will require costs of start-up activities and organization costs to be expensed as incurred. Any unamortized costs on the date of adoption of the new standard will be written off and reflected as a cumulative effect of a change in accounting principle. We adopted this new requirement in fiscal 2000 which resulted in a change in amounts for start-up costs. We expensed previously unamortized deferred start-up costs of approximately $320,000, net of taxes. This change is reported as cumulative effect of a change in accounting principle.

     During fiscal 1999, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The statement establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Changes in a derivative's fair value are to be recognized currently in earnings unless specific hedge accounting criteria are met. We will be required to adopt SFAS No. 133, as amended by SFAS No. 137 which defers the effective date, on September 1, 2000. We have not yet quantified the impact on our financial statements that may result from adoption of SFAS No. 133; however, we do not use derivative instruments or hedging activities extensively in our business.

                                    BUSINESS

OVERVIEW

     We are the world's only vertically-integrated provider of complete piping systems and comprehensive engineering, procurement and construction services to the power generation industry. We are the largest supplier of fabricated piping systems in the United States and a leading supplier worldwide, having installed piping systems in over 375 power plants with an aggregate generation capacity in excess of 200,000 megawatts. While approximately 65% of our backlog at August 31, 2000 was attributable to the power generation industry, we also do work in the process industries, including petrochemical, chemical and refining, and the environmental and infrastructure sectors.

     We have taken several important steps to capitalize on the growing demand for new power generation capacity. These steps include:

     - partnering with Entergy Corporation to create EntergyShaw, a new company that will develop cost-effective, combined-cycle power plants for Entergy Corporation and other customers in the unregulated power market;

     - the acquisition of most of the operating assets of Stone & Webster, Incorporated, a leading provider of engineering, procurement and construction services to the power generation industry for over 100 years; and

     - an agreement with General Electric to supply at least 90% of the pipe fabrication requirements related to its gas turbine sales through 2004; we have provided piping systems for over 200 turbines under this agreement to date.

     We were founded in 1987 and have expanded rapidly through internal growth and the completion and integration of a series of strategic acquisitions. After giving effect to the Stone & Webster acquisition, our fiscal 1999 pro forma revenues were approximately $1.4 billion and our backlog at August 31, 2000 was approximately $1.9 billion. We currently have offices and operations in North America, South America, Europe, the Middle East and Asia-Pacific and have more than 13,000 employees.

RECENT DEVELOPMENTS

     EntergyShaw. On June 2, 2000, we announced plans to create a new, equally-owned and jointly-managed company with Entergy Corporation. Subsequent to this announcement, Entergy and FPL Group, Inc., the parent of Florida Power & Light, announced a merger which will create the largest U.S. power producer with generating capacity in excess of 48,000 megawatts. EntergyShaw's initial focus will be the construction of power plants in North America and Europe for Entergy's and Florida Power & Light's unregulated wholesale operations. On a combined basis, Entergy and Florida Power & Light have approximately 70 turbines on order for their unregulated operations. We expect that the installation of most of these turbines will be managed by EntergyShaw, subject to the approval of its joint-management committee. We estimate that EntergyShaw will generate approximately $100 million in revenues per turbine installed. We expect to provide the engineering, procurement, fabrication and construction requirements to EntergyShaw for these plants. Under the terms of the arrangement, we will present engineering, procurement and construction opportunities that we receive after December 31, 2000 for power generation projects to the new company.

     Stone & Webster Acquisition. Effective July 14, 2000, we purchased most of the operating assets of Stone & Webster, a leading engineering and construction company, for $37.6 million in cash, 2,231,773 shares of our common stock (valued at approximately $105 million at closing and which are being offered by this prospectus supplement) and the assumption of approximately $585 million of liabilities. Our pro forma financial statements reflect the fair value of the assets acquired to be approximately $734 million, including $143 million of goodwill. Stone & Webster is a leading global provider of engineering, procurement, construction, consulting and environmental services to the power, process, environmental and infrastructure markets. Stone & Webster was formed in 1889 and has focused on the power generation industry for most of its existence. Stone & Webster's capabilities complement and enhance our traditional strengths in project execution and pipe fabrication and enable us to deliver a more complete, cost-effective package of products and services to our power and process customers. We believe our combined capabilities will significantly increase the amount of work we can do for EntergyShaw. In addition, we believe we may achieve as much as $35 million in annual cost savings in Stone & Webster's operations through reductions in personnel, office lease and business development expenses. However, there can be no assurance as to the actual cost savings we may realize. The asset purchase was concluded as part of a proceeding under Chapter 11 of the U.S. Bankruptcy Code.

     Nanjing, China Ethylene Plant Project. On August 28, 2000, we announced the execution of a letter of intent for the construction of a 600,000 metric ton-per-year ethylene plant in China which will allow us to utilize substantially completed engineering and equipment which we acquired from Stone & Webster and were previously slated for use on a similar project. The other parties to the agreement are BASF AG and China Petroleum & Chemical Corporation.

OUR BUSINESS STRATEGY

     Our business strategy is to increase shareholder value by capitalizing on the significant opportunities in the high-growth power sector and other select markets. We intend to achieve this goal by:

     Capitalizing on the complementary strengths Stone & Webster brings to our company. As a result of the Stone & Webster acquisition, we are uniquely positioned as the world's only vertically-integrated provider of complete piping systems and comprehensive engineering, procurement and construction services to the power generation industry. We believe that this combination of abilities will reduce lead times and costs to our customers.

     Utilizing disciplined project acquisition and management. We intend to focus our activities on cost reimbursable and negotiated lump-sum work with well-established clients. We believe these types of contracts reduce our exposure to unanticipated and unrecoverable cost overruns. Negotiated lump-sum contracts are obtained by direct negotiation rather than on a competitively bid basis. In instances where we enter into fixed-price, lump-sum contracts, we will rely on our management team's long history of executing erection and installation projects on time and within budget as well as our disciplined bidding practices to limit our exposure. In addition, we intend to employ rigorous contract management controls to identify and reduce the risk of cost overruns.

     Leveraging our technology and intellectual property advantage. We will continue to employ our technology and intellectual property to further reduce costs and to better serve our customers. These technologies include:

     - Induction pipe bending technology. We believe our induction pipe bending technology is the most sophisticated, efficient technology available. Induction bending is a technique using simultaneous super-heating and compression of pipe to produce tight-radius bends to our customers' specifications. When compared to the traditional cut and weld method, our technology provides a more uniform and cost-effective product that is generally considered to be stronger and less prone to structural fatigue.

     - Proprietary ethylene technology. We believe we have a leading position in technology associated with the process design of plants that produce ethylene. We have supplied process technology for approximately 35% of the world's ethylene capacity constructed since 1995.

     - Reference plant design. We are developing a standardized "reference plant," for use by EntergyShaw. This standardized design can be used on multiple installations and should produce significant cost savings for EntergyShaw's customers.

     - Proprietary customer-focused software. We have developed proprietary software to aid in project and process management and the analysis of power delivery. This software includes:

      - proprietary SHAW-DRAW(TM) and SHAW-MAN(TM) software programs which enhance our customers' ability to plan, engineer, schedule and track their projects and reduce installation costs and cycle times; and

      - proprietary software products which aid in the effective analysis of the electric power delivery business.

     Pursuing strategic relationships and maintaining diverse customer base. We intend to continue to enter into alliance agreements and strategic partnerships with current and future customers. Our piping alliance partners include AAL Borg Industries, Air Products and Chemicals, Inc., Alstom Power, BASF AG, Bechtel Corporation, The Dow Chemical Company, General Electric, Hitachi, J. Ray McDermott, Orion Refining Corporation and Praxair, Inc. Because many of our customers are active in more than one of the industries we serve, they have historically remained significant purchasers of our piping systems and engineering, procurement and construction services despite fluctuations in activity within any one particular industry. Our alliance agreements enhance our ability to obtain contracts for individual projects by eliminating formal bid preparation. These agreements have tended to provide us with a steady source of projects, minimize the impact of short-term pricing volatility and enable us to anticipate a larger portion of future revenues. EntergyShaw and our agreement with General Electric are examples of strategic relationships which we believe will provide significant future revenues and new business opportunities.

     Pursuing selective acquisitions. We intend to continue to pursue selective acquisitions of businesses or assets that will expand or complement our current portfolio of products and services. We have established a successful track record of quickly and efficiently integrating our acquisitions. In most cases, we established integration teams led by our senior executives. As an example, we are utilizing a team led by our executive vice president and chief operating officer to successfully integrate the assets acquired from Stone & Webster.

VERTICALLY-INTEGRATED PRODUCTS AND SERVICES

     We provide complete piping systems as well as comprehensive engineering, procurement and construction services for projects in the power generation, process and environmental and infrastructure industries.

     Piping Systems Fabrication

     We provide integrated piping systems and services for new construction, site expansion and retrofit projects. Piping system integration can account for as much as 40% of the total man-hours associated with constructing a power generation or materials processing facility. We provide fabrication of complex piping systems from raw materials including carbon steel, stainless steel and other alloys, nickel, titanium and aluminum. We fabricate pipe by cutting it to length, welding fittings on the pipe and bending the pipe, each to precise customer specifications. We currently operate pipe fabrication facilities in Louisiana, Oklahoma, South Carolina, Texas, Utah, Virginia, the United Kingdom, Venezuela and Bahrain, where we have a 49% interest in a joint venture. Our fabrication facilities are capable of fabricating pipe ranging in diameter from
 1/2 inch to 72 inches, with overall wall thicknesses from 1/8 inch to 7 inches. We can fabricate pipe assemblies up to 100 feet in length and weighing up to 45 tons.

     A significant portion of our work consists of the fabrication of piping systems for use in high pressure, high temperature or corrosive applications, including systems designed to withstand pressures of up to 2,700 pounds per square inch and temperatures of up to 1,020 degrees Fahrenheit. In order to ensure that our products can withstand these types of extreme conditions, we have set rigid quality control standards for all of our products. In addition to visual inspection, we use other advanced methods to confirm that our products meet specifications such as radiography, hydro-testing, dye penetration and ultrasonic flaw detection.

     In fiscal 1994, we began purchasing sophisticated induction pipe bending equipment, which significantly increased our capacity to fabricate piping systems in both volume and complexity. In addition, this equipment enables us to substitute pipe bending for the more traditional cutting and welding techniques on certain projects, resulting in labor, time and raw material savings. In January 1998, we acquired Cojafex B.V. of Rotterdam, including the technology for certain induction pipe bending machines used for bending pipe and other carbon steel and alloy items for industrial, commercial and architectural applications.

     Primarily because of the significant reductions in labor, time and material costs associated with pipe bending techniques, the market for pipe fabrication is increasingly moving in the direction of bending according to customer specifications. We believe that our technology is the most advanced of its kind in the world and gives us a technological advantage in this growing segment of the market.

     We currently have eight induction pipe bending machines in operation capable of bending pipe up to 66 inches in diameter with wall thicknesses of up to five inches. The machine model numbers, locations and pipe bending capabilities are presented in the following table:

                                                                                  PIPE BENDING
                                                                                  CAPABILITIES
                                                                              ---------------------
                                                                               MAXIMUM     MAXIMUM
                                                                                PIPE      PIPE WALL
MODEL                                                      LOCATION           DIAMETER    THICKNESS
-----                                                      --------           ---------   ---------
                                                                                   (IN INCHES)
Cojafex PB Special 16.............................  Walker, Louisiana            16          2.5
Cojafex PB Special 16.............................  Laurens, South Carolina      16          2.5
Cojafex PB Special 16.............................  Tulsa, Oklahoma              16          2.5
Cojafex PB Special 16.............................  Manama, Bahrain              16          2.5
Cojafex PB-1200...................................  Walker, Louisiana            48          4.0
Cojafex PB-1600...................................  Clearfield, Utah             66          5.0
Cojafex PB-850....................................  Clearfield, Utah             34          3.0
Cojafex PB Special 12.............................  Clearfield, Utah             12          .75

     Geographical sourcing requirements, local labor rates and transportation considerations may make it difficult for us to use our domestic facilities to compete on many international projects. Accordingly, we have established facilities abroad to allow us to bid more competitively for international projects. We currently operate fabrication facilities in Venezuela, the United Kingdom and Bahrain. In November 1993, we entered into a joint-venture agreement to construct and operate a fabrication facility in Bahrain. Our Bahrainian joint-venture facility is one of the first modern pipe fabrication facilities in the Middle East.

     Engineering and Design

     Our professionals provide a broad range of engineering, design and design-related services. Our engineering capabilities include civil, structural, mechanical, electrical, environmental and water resources. For each project, we identify the project requirements and then integrate and coordinate the various design elements. Other critical tasks in the design process may include value analysis and the assessment of construction and maintenance requirements.

     Our engineering capabilities for piping systems are directly linked to our fabrication shops and our proprietary computer aided design system, SHAW-DRAW(TM). SHAW-DRAW(TM) converts customer design drawings into our detailed production drawings in seconds, significantly reducing the lead-time required before fabrication can begin and substantially eliminating detailing errors. We have also implemented SHAW-MAN(TM), which utilizes bar code technology to efficiently manage and control the movement of all required materials through each stage of the fabrication process. These proprietary programs enhance our customers' planning and scheduling, reducing total installed costs and project cycle times.

     Construction, Procurement and Maintenance

     We provide construction and construction management services. We often manage the procurement of materials, subcontractors and craft labor. We believe we have significant expertise in effectively and efficiently managing this process. Depending on the project, we may function as the primary contractor or as a subcontractor to another firm. On some projects, we function as a construction manager, engaged by the customer to oversee another contractor's compliance with design specifications and contracting terms. Under operations and maintenance contracts, we conduct repair, renovation, predictive and preventative services to customer facilities worldwide.

     Specialty Fittings Manufacturing and Distribution

     We manufacture specialty stainless, alloy and carbon steel pipe fittings for use in pipe fabrication. These pipe fittings include stainless and other alloy elbows, tees, reducers and stub ends ranging in size from 1/2 inch to 48 inches and heavy wall carbon and chrome elbows, tees, caps and reducers with wall thicknesses of up to 3 1/2 inches. We operate a manufacturing facility in Shreveport, Louisiana, which distributes our fittings to our pipe services operations and to third parties. We also operate several distribution centers in the United States, which distribute our products as well as products manufactured by third parties. Manufacturing pipe fittings enables us to realize greater efficiencies in the purchase of raw materials, reduces overall lead times and lowers total installed costs.

     Consulting

     We provide technical and economic analysis and recommendations to owners, investors, developers, operators, and governments in the global power generation industry. Our services include, among others, competitive market valuations, asset valuations, assessment of stranded costs, plant technical descriptions and energy demand modeling. We have particular expertise in the electronic simulation and analysis of power transmission and distribution systems. We have also developed software, educational programs and customized hardware solutions to the electric power industry. Our activity in this area has grown substantially over the past several years in response to deregulation of the power industry domestically and privatization and deregulation initiatives abroad.

MARKETS SERVED

     Power Generation

     Industry Overview. According to the Department of Energy, demand for domestic electricity generation has increased substantially since 1990 while capacity has remained relatively flat. This imbalance, coupled with deregulation of the power industry and decommissioning of nuclear plants, has resulted in a surge in domestic construction of power plants. According to the Energy Information Administration, or EIA, a projected 1,000 new plants with a total of 300 gigawatts of capacity will be needed by 2020 to meet growing demand and to offset retirements of nuclear and fossil fuel plants. Approximately 90% of new capacity is projected to be combined-cycle or combustion turbine technology fueled by natural gas or both oil and gas. The EIA estimates that by 2020, approximately $30 billion will be expended annually on electricity generation investments worldwide. The EIA further estimates that between 1998 and 2020 generating capacity from gas turbines and internal combustion engines is expected to more than triple. Our backlog has increased significantly as a result of this demand. In addition to significant capacity demand, much of the U.S. is in the process of deregulating the production and sale of electricity. To date, 24 states and the District of Columbia have adopted legislation or regulations to deregulate and an additional 18 states are considering such actions. Independent power producers and merchant power plants have and continue to develop additional generation capacity, typically new plants which compete directly with existing utilities, in response to the opportunity presented by deregulation. Deregulation also creates demand for us from existing utilities that must upgrade or develop new power plants to remain competitive. We expect many existing plants to be "repowered" or substantially upgraded by replacing all or most of the plant with more efficient systems that can profitably sell power into competitive markets.

     The decommissioning and decontamination of nuclear power plants is a growing business that we believe will see significant additional demand in the future. This business segment consists of shutting down and safely removing a facility from service while reducing the residual radioactivity to a level that permits release of the property for unrestricted use and termination of the license. The recent trend appears to be toward shutdown. The EIA estimates that of the 97 gigawatts of domestic nuclear capacity available in 1998, 40 gigawatts are projected to be retired by 2020, and no new plants are expected to be constructed. We believe this trend toward shutdown is being driven by deregulation (many nuclear plants are not cost-competitive in a deregulated market), negative public perception of nuclear plants and limited storage space for spent nuclear fuel. According to the U.S. Nuclear Regulatory Commission, decontamination and decommissioning work is ongoing at six plants and is planned for an additional 12 plants. We believe that decommissioning and decontamination costs can be as high as $500 million per facility.

     Our Services. Approximately $1.2 billion, or 65%, of our backlog as of August 31, 2000, consists of work in the power generation industry. We are the largest supplier of fabricated piping systems for power generation facilities in the United States and a leading supplier worldwide, having installed piping systems in over 375 power plants with an aggregate generation capacity in excess of 200,000 megawatts. Piping system integration can account for as much as 40% of the total man-hours associated with constructing a power generation or materials processing facility. As a result of our acquisition of Stone & Webster, a company which has concentrated on the power sector since its formation in 1889, we also provide a full range of engineering, procurement and construction services to power projects on a global basis. In addition, we provide system-wide maintenance and modification services to existing power plants. These projects can include upgrading emission control systems and redesigning facilities to allow use of alternative fuels. We attempt to concentrate on more complicated, non-commodity type projects, where our technology, historical know-how and project management skills can add value to the project.

     We have a leading position in the growing decommissioning and decontamination business for nuclear power plants. We are particularly well positioned to participate in this market given our expertise in the nuclear arena. Stone & Webster built 17 nuclear facilities in the 1970s and 1980s and has performed work in 99 of the 104 nuclear power plants located in the U.S. We have performed decommissioning and decontamination services for the Maine Yankee Power Plant, Connecticut Yankee Haddam Neck Station, Dresden No. 1, Yankee Rowe, Shoreham Nuclear, U.S. Army Materials Laboratory Research Reactor and various facilities at the Savannah River Site.

     Process

     Industry Overview. Our process work includes work for customers primarily in the chemical, petrochemical and refining industries. Demand in processing industries has declined in recent years as a result of decreased spending by chemical, petrochemical and refining companies and a downturn in the Asian economy. To the extent the outlook for this sector improves, we expect to see increased activity in our processing work. In the petrochemical field, we have particular expertise in the construction of ethylene plants which convert gas and/or liquid hydrocarbon feedstocks into ethylene, the source of many higher-value chemical products, including packaging, pipes, polyester, antifreeze, electronics, tires and tubes. The demand for our services in the refining industry has been driven by refiners' need to process a broader spectrum of crude and to produce a greater number of products. While the refining process is largely a commodity activity, the configuration of each refinery depends on the grade of crude feedstock available, desired mix of end products and trade-offs between capital costs and operating costs. In addition, increasingly stringent environmental regulations, including significantly reduced emissions allowances required by the Clean Air Act, have increased retrofit activity. Demand for our process services in the U.S. consists primarily of maintenance and retrofit work, with the possibility for new construction as demand increases.

     Our Services. Approximately $364 million, or 19%, of our backlog at August 31, 2000 consisted of work for chemical, petrochemical and refining customers. In process facilities, piping systems are the critical path through which raw or feedstock materials travel to be converted from one form of matter to another. We fabricate fully-integrated piping systems as well as provide a complete suite of engineering, procurement and construction services for these customers around the world. Our chemical customers include BASF, Air Products & Chemicals, Albemarle, Bayer and Dow Chemical. Our primary work in the petrochemical industry involves the construction of plants which produce ethylene. Through our acquisition of Stone & Webster, we are one of the leading companies in the ethylene segment of the petrochemical processing industry and have supplied process technology for 35% of the world's ethylene capacity constructed since 1995. While a number of our competitors in the refining sector own competitive process technologies, our strength is in proprietary technologies which convert low-value, heavy crude into more value added products. Our technology has been used in over 80 refineries around the world. We also undertake related work in the gas processing field, including propane dehydrogenation facilities, gas treatment facilities, liquified natural gas plants and cryogenic processes.

     Environmental and Infrastructure

     Industry Overview. Federal, state and local governmental entities are the primary customers for our engineering, procurement and construction services for the environmental and infrastructure sectors. Within these sectors, we perform environmental remediation services and work on, transportation and water and wastewater facilities projects. Demand for our environmental remediation services is driven by federal, state and local laws and regulations and enforcement activity. Similarly, demand for our services in the water and wastewater business is driven largely by local government spending to maintain, upgrade or expand water and wastewater processing capacity.

     Demand in the transportation infrastructure sector is driven by governmental appropriation programs which are typically multi-year in scope. The Transportation Equity Act for the 21(st) Century is an infrastructure investment appropriations bill enacted by the U.S. Congress that earmarks $177 billion for highway construction and $41 billion for transit spending over the fiscal 1998-2003 period. In addition, Congress passed the Aviation Investment and Reform Act for the 21(st) Century, which provides for $12 billion in construction spending over four years to support the FAA's Airport Improvement Program.

     Our Services. Approximately $249 million, or 13%, of our backlog at August 31, 2000 consisted of projects in the environmental and infrastructure markets. Our environmental projects are largely for governmental entities. Typical projects include work for the U.S. Department of Energy (DOE) and Department of Defense (DOD). For the DOE, we are working on several former nuclear-weapons production facilities where we provide engineering, construction and construction management for environmental remediation activities. For the DOD, we are involved in projects at several superfund sites under programs managed by the U.S. Army Corps of Engineers. We are also continuing work for the DOD under a five-year chemical weapons demilitarization contract with the U.S. Army. This work includes designing several neutralization facilities, as well as evaluating new technologies for the destruction of weapons stockpiles.

     In the infrastructure arena, our work consists of transportation and water projects. We have particular expertise in rail transit systems, including subways, and also participate in selected tunnel, bridge, airport and highway projects. In the water sector, we provide engineering and construction management services to local government agencies, often in alliances with other firms. Recent projects include: construction management for the Metro West Water Supply Tunnel in Massachusetts; construction management for a leachate migration system at the Fresh Kills landfill in New York; and engineering and construction for a membrane water treatment plant in Florida.

ASSETS HELD FOR DISPOSITION

     Our cold storage division, which was acquired in our Stone & Webster acquisition, provides storage and frozen-food handling services from 25 cold storage warehouses in Georgia, North Carolina,

South Carolina, Alabama, Mississippi and Ohio. We are actively marketing these assets for sale. These assets are valued at approximately $85 million on our pro forma balance sheet at May 31, 2000. However, the operating results of this division are not included in our pro forma statements of income. See "Unaudited Pro Forma Combined Condensed Financial Information."

BACKLOG

     We define our backlog as a "working backlog," which includes projects for which we have received a commitment from our customers. This commitment typically takes the form of a written contract for a specific project, a purchase order or a specific indication of the amount of time or material we need to make available for a customer's anticipated project. In certain instances the engagement is for a particular product or project for which we estimate anticipated revenue, often based on engineering and design specifications that have not been finalized and may be revised over time. Our backlog for maintenance work is derived from maintenance contracts and our customers' historic maintenance requirements. We estimate that our backlog was approximately $1.9 billion at August 31, 2000. Our backlog does not include revenues we may earn through EntergyShaw or the ethylene project in Nanjing, China. We estimate that $836 million, or 44%, of our backlog at August 31, 2000 will be completed in fiscal 2001.

     Approximately $350 million, or 18%, of our backlog at August 31, 2000 was attributable to a contract with General Electric that requires us to fabricate at least 90% of the pipe necessary to install the combined-cycle gas turbines to be built by General Electric domestically through 2004. Approximately 40% of the backlog related to the General Electric contract is for power generation projects for which General Electric has been engaged and for which we have received a work release or have been notified that a work release is pending. The balance is for work for which General Electric has requested that we reserve capacity. We cannot assure you that all of these projects will be constructed or that they will be completed in our currently anticipated time frame.

     Many of our contracts provide for cancellation fees in the event projects in backlog are canceled by customers. However, we typically have no contractual right to the total revenues reflected in our backlog. These cancellation fees usually provide for reimbursement of our out-of-pocket costs, revenue associated with work performed to date and a varying percentage of the profits we would have realized had the contract been completed. In addition to cancellation risks, projects may remain in our backlog for extended periods of time.

     The following table breaks out the percentage of our backlog in the following industry sectors and geographic regions for the periods indicated and includes backlog associated with our acquisition of Stone & Webster:

                                                               AT AUGUST 31, 2000
                                                               ------------------
                                                               IN MILLIONS     %
                                                               -----------    ---
INDUSTRY SECTOR
------------------------------------------------------------
Power Generation............................................     $1,244        65%
Process.....................................................        364        19
Environmental and Infrastructure............................        249        13
Other.......................................................         57         3
                                                                 ------       ---
                                                                 $1,914       100%
                                                                 ======       ===
GEOGRAPHIC REGION
------------------------------------------------------------
Domestic....................................................     $1,531        80%
International...............................................        383        20
                                                                 ------       ---
                                                                 $1,914       100%
                                                                 ======       ===

     Our backlog is largely a reflection of the broader economic trends being experienced by our customers and is important to us in anticipating our operational needs. Backlog is not a measure defined in generally accepted accounting principles and our backlog may not be comparable to backlog of other companies. We cannot assure you that revenues projected in our backlog will be realized, or if realized, will result in profits. See "Risk Factors."

TYPES OF CONTRACTS

     We intend to focus our activities on cost reimbursable and negotiated lump-sum work with well-established clients. We believe these types of contracts reduce our exposure to unanticipated and unrecoverable cost overruns. Negotiated lump-sum contracts are obtained by direct negotiation rather than on a competitive bid basis. We have entered into fixed price, lump-sum or unit price contracts on a significant number of our domestic piping contracts and substantially all of our international piping projects. In addition, approximately 35% of the contract value we assumed in the Stone & Webster acquisition relates to fixed price or lump-sum contracts. Under fixed, maximum or unit price contracts, we agree to perform the contract for a fixed price and as a result, benefit from costs savings, but are unable to recover for any cost overruns. Under certain negotiated lump-sum contracts, we share with the customer any savings up to a negotiated ceiling price and carry some or all of the burden of costs exceeding the negotiated ceiling price. Contract prices are established based in part on cost estimates which are subject to a number of assumptions, such as assumptions regarding future economic conditions. If in the future these estimates prove inaccurate, or circumstances change, cost overruns can occur which could have a material adverse effect on our business and results of our operations. Our profit for these projects could decrease, or we could experience losses, if we are unable to secure fixed pricing commitments from our suppliers at the time the contracts are entered into or if we experience cost increases for material or labor during the performance of the contracts.

     In addition, we have several significant projects for agencies of the U.S. Government. Generally, U.S. Government contracts are subject to oversight audits by government representatives, to profit and cost controls and limitations, and to provisions permitting modification or termination, in whole or in part, without prior notice, at the government's convenience and with payment of compensation only for work done and commitments made at the time of termination. In the event of termination, we generally receive some allowance for profit on the work performed. In some cases, government contracts are subject to the uncertainties surrounding congressional appropriations or agency funding. Government business is subject to specific procurement regulations and a variety of socio-economic and other requirements. Failure to comply with such regulations and requirements could lead to suspension or debarment, for cause, from future government contracting or subcontracting for a period of time. Among the causes for debarment are violations of various statutes, including those related to employment practices, the protection of the environment, the accuracy of records and the recording of costs.

     Our alliance agreements expedite individual project contract negotiations through means other than the formal bidding process. These agreements typically contain a standardized set of purchasing terms and pre-negotiated pricing provisions and often provide for annual price adjustments. Alliance agreements allow our customers to achieve greater cost efficiencies and reduced cycle times in the design and fabrication of complex piping systems for power, chemical and refinery projects. In addition, while these agreements do not typically contain committed volumes, we believe that these agreements provide us with a steady source of new projects and help minimize the impact of short-term pricing volatility. In fiscal 1999, approximately 35% of our revenues were generated under our alliance agreements.

CUSTOMERS AND MARKETING

     Our customers are principally major multi-national industrial corporations, independent and merchant power providers, governmental agencies and equipment manufacturers. Giving effect to our acquisition of Stone & Webster, we do not believe that any single customer will be responsible for more than 10% or our revenues in fiscal 2000. For fiscal 1999, Orion Refining Corporation represented 14% of our sales while no other customer represented more than 10% of our sales.

     We conduct our marketing efforts principally through a sales force comprised of 48 employees at August 31, 2000. In addition, we engage independent contractors to cover certain customers and territories. We pay our sales force a base salary plus, when applicable, an annual bonus, while we pay independent contractors commissions.

RAW MATERIALS AND SUPPLIERS

     Our principal raw materials for our pipe fabrication operations are carbon steel, stainless steel and other alloy piping, which we obtain from a number of domestic and foreign primary steel producers. The market for most raw materials is extremely competitive and our relationships with our suppliers are good. Certain types of raw materials, however, are available from only one or a few specialized suppliers. Our inability to obtain materials from these suppliers could jeopardize our ability to timely complete a project or realize a profit.

     We purchase directly from manufacturers, or manufacture ourselves, a majority of our pipe fittings. This generally lowers our pipe fabrication costs. Because of the volume of piping we purchase, we are often able to negotiate advantageous purchase prices. If a manufacturer is unable to deliver the materials according to the negotiated terms, we may be required to purchase the materials from another source at a higher price. We keep items in stock at each of our facilities and transport items between our facilities as required. We obtain more specialized materials from suppliers when required for a project.

     For our engineering, procurement and construction services, we often rely on third party equipment manufacturers as well as third-party subcontractors to complete our projects. We are not substantially dependent on any individual third party for these operations.

COMPETITION

     In pursuing piping engineering and fabrication projects, we experience significant competition from competitors in both international and domestic markets. In the United States, there are a number of smaller pipe fabricators while, internationally, our principal competitors are divisions of large industrial firms. Some of our competitors, primarily in the international sector, have greater financial and other resources than we do.

     In our engineering, procurement and construction operations, we have numerous regional, national and international competitors, many of which have greater financial and other resources than we do. Moreover, we are a recent entrant into this business, and many of our competitors also possess substantially greater experience, market knowledge and customer relationships than we do.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table provides information regarding our executive officers and directors.

NAME                     AGE                             POSITION
----                     ---                             --------
J. M. Bernhard, Jr. ...   46   Chairman of the Board of Directors, President and Chief
                                 Executive Officer
Richard F. Gill........   57   Executive Vice President and Chief Operating Officer;
                               President, Stone & Webster, Inc.
Robert L. Belk.........   51   Executive Vice President, Chief Financial Officer and
                               Treasurer
N. Andrew Dupuy,          45   Senior Vice President -- Construction and Maintenance
  Jr. .................
Mitch Rayner...........   45   Senior Vice President -- Fabrication and Manufacturing
Gary P. Graphia........   38   Secretary and General Counsel
Albert McAlister.......   49   Director
L. Lane Grigsby........   58   Director
David W. Hoyle.........   61   Director
John W. Sinders,          46   Director
  Jr. .................
William H. Grigg.......   67   Director

     J. M. Bernhard, Jr., our founder, has been our President and Chief Executive Officer since our inception in September 1987. He has also been one of our directors since our inception. Mr. Bernhard has been Chairman of the Board since August 1990. Mr. Bernhard has spent over 20 years in the pipe fabrication business. Immediately prior to his position with us, Mr. Bernhard was Vice President and General Manager of Sunland Services, a pipe fabrication company, and served on the board of directors of Barnard and Burk Engineers & Constructors.

     Richard F. Gill has been employed by us since 1997, when we acquired certain assets of MERIT Industrial Constructors, Inc. and other affiliated entities. Mr. Gill served as the President of Shaw Process and Industrial Group, Inc., a wholly-owned subsidiary of ours, from March 1997 until August 1998, and as Senior Vice President in charge of Construction and International Operations, one of our two principal operating divisions, from September 1998 to May 1999. In May 1999, Mr. Gill was appointed Executive Vice President and Chief Operating Officer. In August 2000, Mr. Gill was appointed President of Stone & Webster. Mr. Gill served as President of MERIT from its founding in January 1982 until its sale to us in 1997. MERIT was an industrial construction and maintenance firm based in Baton Rouge, Louisiana. Mr. Gill has over 30 years of experience in the industrial construction and maintenance industry.

     Robert L. Belk joined us in October 1998 as Executive Vice President, Chief Financial Officer and Treasurer. Prior to joining us, Mr. Belk served Ocean Energy, Inc. as its Executive Vice President of Administration from March 1998 until October 1998, as its Executive Vice President and Chief Financial Officer from June 1997 until March 1998, and as its Senior Vice President, Chief Financial Officer and Treasurer from 1993 until 1997. Prior to joining Ocean Energy, Inc., Mr. Belk was engaged in public accounting with national and local firms and as a sole-practitioner.

     N. Andrew Dupuy, Jr. has been employed by us since February 1997 when we acquired United Crafts, Inc. and served as its President until December 1997. Mr. Dupuy served as President of Shaw Power Services, Inc., one of our subsidiaries, from December 1997 until August 1998 and as Vice President of our international and construction operations from August 1998 until May 1999. In May 1999, Mr. Dupuy was appointed Senior Vice President of International and Construction Operations. Mr. Dupuy co-founded United Crafts, Inc. in 1978 and was its President from 1986 until its sale to us. Mr. Dupuy has over 25 years of experience in the industrial construction and maintenance industry.

     Mitch Rayner has been employed by us since February and served as Vice President of Shaw Power Services, one of our subsidiaries from 1997 until 1998 and Vice President of US Operations from 1998 to 2000. In August 2000, we appointed Mr. Rayner as our Senior Vice President of Fabrication and

Manufacturing. Prior to joining us, Mr. Rayner served as one of the principal owners of Pipeline Technology since 1994 and an owner of Performance Contractors from 1980 until 1994. Mr. Rayner has over 23 years of experience in the construction, fabrication and maintenance industry.

     Gary P. Graphia has been employed by us since July 1999 as Secretary and General Counsel. Prior to joining us, Mr. Graphia practiced law since 1994 with Kean, Miller, Hawthorne, D'Armond, McCowan & Jarman, L.L.P. where he was a partner. Mr. Graphia entered the practice of law in 1991 after four years with the Texas Commerce Bank, Houston, Texas where he became an Assistant Vice President.

     Albert McAlister has been one of our directors since April 1990. Since 1975, Mr. McAlister has been a partner in the law firm of McAlister & McAlister, P.A. in Laurens, South Carolina. He also served as Chairman of the Democratic Party in South Carolina from 1990 until 1994.

     L. Lane Grigsby has served as one of our directors since January 1995. Mr. Grigsby is also Chairman of the Board of Cajun Constructors, Inc., for which he also served as President and Chief Executive Officer from April 1973 to June 1994. He has 30 years of experience in the industrial construction industry. He also serves as an officer or director for several industry and charitable organizations, including the Associated Builders and Contractors and the Louisiana Association of Business and Industry.

     David W. Hoyle has served on our board of directors since January 1995. For the past 12 years, he has been self-employed, primarily as a real estate developer. He has been a member of the Senate Chamber of the North Carolina General Assembly since 1992. Senator Hoyle serves as a director of several private corporations, including as Chairman of the Board of Gaston Federal Bank, as well as several civic, educational and charitable organizations.

     John W. Sinders, Jr. has served on our board of directors since March 1995. He has served as Managing Director of RBC Dominion Securities Corporation, an investment banking firm, since August 1999. From 1993 to 1999, Mr. Sinders served as an Executive Vice President and as a managing director of Jefferies & Company, Inc., an investment banking firm. Mr. Sinders served as a Managing Director of Howard Weil Labouisse Friedrichs Incorporated, an investment banking firm, from 1987 to 1993. He was a member of the board of directors of Howard Weil from 1990 to 1993. Prior to joining Howard Weil, he was a partner with the law firm of McGlinchey, Stafford, Mintz, Cellini & Lang in New Orleans.

     William H. Grigg has served on our board of directors since January 1998. He is the retired Chairman and Chief Executive Officer of Duke Power Company, now Duke Energy Corporation. Mr. Grigg began his career at Duke Power in 1963. He served as Chairman and Chief Executive Officer from April 1994 to June 1997. Prior to being elected chairman, he served as Vice Chairman for three years. Mr. Grigg is on the board of directors of Hatteras Income Securities, Inc., a mutual fund company, Nations Fund, Inc., a mutual fund company, Associated Electric and Gas Insurance Services Ltd., a mutual casualty insurance company, and the Charlotte-Mecklenburg Hospital Authority, a local hospital. He is a member of several civic and charitable organizations, serving as Chairman of the Board of Foundation for the Carolinas.

BOARD OF DIRECTORS

     All of the members of our board of directors are elected each year. Our articles of incorporation provide that if the number of our directors is increased to twelve or more members, then at the next meeting of our shareholders at which directors are to be elected, the board of directors will be divided into three classes, the members of which will serve staggered three-year terms, with four directors being elected each year.

COMMITTEES OF THE BOARD

     Our board of directors has established an audit committee and a compensation committee. Our board has no nominating committee or other committee performing similar functions at this time.

     Audit Committee. The audit committee is composed of Messrs. Grigg and Grigsby. The audit committee reports on its activities to the board of directors and is responsible for reviewing:

     - the scope and timing of the audit and non-audit services performed by our independent accountants;

     - the appropriateness of our accounting policies;

     - the adequacy of our financial controls; and

     - the reliability of the financial information we report to the public.

     Compensation Committee. The compensation committee is composed of Messrs. Hoyle and Sinders. The primary functions of the compensation committee are to:

     - provide a general review of our compensation and benefit plans to determine if they meet corporate objectives;

     - evaluate and make recommendations regarding the chief executive officer's compensation; and

     - review our chief executive officer's recommendations on:

      - compensation of all of our officers;

      - granting of awards under our benefit plans; and

      - the adoption of, and changes to, our major compensation policies and practices.

                             PRINCIPAL SHAREHOLDERS

     The following table presents the beneficial ownership of our common stock, and the number of votes relating to the common stock, as of August 31, 2000, and as adjusted to reflect the sale of the common stock being offered hereby, by (1) each person, or group of affiliated persons, known by us to own beneficially more than five percent of our common stock, (2) each of our directors, (3) each of our named executive officers, and (4) all of our directors and executive officers as a group. Unless stated otherwise, the persons or entities in this table have sole voting and investment power with respect to all the shares of common stock owned by them. Our articles of incorporation provide that each share of common stock that has been held by the same person for at least four consecutive years is entitled to five votes on each matter to be voted on at shareholders' meetings, and all shares held for less than four years are entitled to one vote per share for each matter. See "Description of Capital Stock -- Common Stock." Accordingly, some of our directors and officers possess a number of votes in excess of their number of shares owned.

                                                             BEFORE OFFERING       AFTER OFFERING
                                                            ------------------   ------------------
                                                NUMBER OF    PERCENT    VOTING    PERCENT    VOTING
                                                 SHARES     OWNERSHIP   POWER    OWNERSHIP   POWER
                                                ---------   ---------   ------   ---------   ------
Stone & Webster, Incorporated and
  subsidiaries(1).............................  2,231,773     12.6%       9.1%       --         --
J.M. Bernhard, Jr.(2).........................  1,360,566      7.6       26.0       6.9%      24.3%
G. Ray Wilkie, Jr.(3).........................    202,988      1.1        3.1       1.0        *
Albert McAlister(4)...........................     78,552     *           1.4      *           1.3
Richard F. Gill(5)............................     35,938     *           *        *           *
Robert L. Belk(6).............................     30,500     *           *        *           *
David W. Hoyle(7).............................     22,000     *           *        *           *
L. Lane Grigsby(8)............................     14,350     *           *        *           *
N. Andrew Dupuy, Jr.(9).......................     12,500     *           *        *           *
John W. Sinders, Jr.(10)......................     11,198     *           *        *           *
William H. Grigg(11)..........................      5,000     *           *        *           *
All directors and executive officers(12)......  1,578,718      8.8       28.1       8.0       26.2

---------------

  *  less than 1%

 (1) Consists of 1,707,298 shares held of record by Stone & Webster, Incorporated, 369,837 shares held of record by Stone & Webster Group Limited and 154,638 shares held of record by Stone & Webster Canada Limited. These shares will be sold in the offering. The address of these shareholders is c/o Stone & Webster, Incorporated, 245 Summer Street, Boston, Massachusetts 02210.

 (2) Includes 100,000 shares of which Mr. Bernhard may be deemed to be beneficial owner as a result of rights that he may exercise to acquire ownership within 60 days. On July 27, 2000, Mr. Bernhard entered into a one-year collar arrangement with respect to 500,000 shares of our common stock to effectively lock in a value of between $36.74 and $49.19 per share. Upon its expiration in July 2001, this arrangement will be settled for cash if the share price is outside the collared range. Mr. Bernhard's address is 8545 United Plaza Boulevard, Baton Rouge, Louisiana 70809.

 (3) Includes 51,250 shares of which Mr. Wilkie may be deemed owner as a result of rights that he may exercise to acquire ownership within 60 days.

 (4) Includes 9,500 shares of which Mr. McAlister may be deemed to be beneficial owner as a result of rights that he may exercise to acquire ownership within 60 days.

 (5) Includes 12,500 shares of which Mr. Gill may be deemed to be beneficial owner as a result of rights that he may exercise to acquire ownership within 60 days.

 (6) Includes 22,500 shares of which Mr. Belk may be deemed to be beneficial owner as a result of rights that he may exercise to acquire ownership within 60 days.

 (7) Includes 3,000 shares owned of record by Mr. Hoyle's spouse and 9,500 shares of which Mr. Hoyle may be deemed to be beneficial owner as a result of rights that he may exercise to acquire ownership within 60 days.

 (8) Includes 9,500 shares of which Mr. Grigsby may be deemed to be beneficial owner as a result of rights that he may exercise to acquire ownership within 60 days.

 (9) Represents shares of which Mr. Dupuy may be deemed to be beneficial owner as a result of rights that he may exercise to acquire ownership within 60 days.

(10) Includes 9,500 shares of which Mr. Sinders may be deemed to be beneficial owner as a result of rights that he may exercise to acquire ownership within 60 days.

(11) Includes 3,000 shares of which Mr. Grigg may be deemed to be beneficial owner as a result of rights that he may exercise to acquire ownership within 60 days.

(12) Includes 3,000 shares owned of record by spouses of executive officers and directors and 201,312 shares of which executive officers and directors may be deemed to be the beneficial owners as a result of rights they may exercise to acquire ownership within 60 days.

                MATERIAL UNITED STATES FEDERAL TAX CONSEQUENCES
                  TO NON-UNITED STATES HOLDERS OF COMMON STOCK

     The following is a summary of material U.S. federal income and estate tax consequences expected to result under current law from the purchase, ownership and taxable disposition of common stock by non-U.S. holders of common stock. A "non-U.S. holder" is any person or entity other than:

     - a citizen or resident of the United States;

     - S corporation, partnership or other entity created or organized in or under the laws of the United States or any state thereof;

     - an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or

     - a trust whose administration is subject to the primary supervision of a United States court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust.

     This summary does not address all of the U.S. federal income and estate tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances, such as a valid election to be treated as a U.S. person, or to non-U.S. holders that may be subject to special treatment under United States federal income tax laws. This summary does not discuss any aspect of state, local or foreign taxation. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended, Treasury regulations, judicial opinions, published positions of the U.S. Internal Revenue Service and other applicable authorities, all of which are subject to change, possibly with retroactive effect. In this prospectus supplement, the Internal Revenue Code of 1986, as amended, is called the "Code." Prospective purchasers of common stock are advised to consult their tax advisors regarding the U.S. federal, state and local, and non-U.S. income and other tax consequences of acquiring, holding and disposing of common stock.

DIVIDENDS

     Shaw does not currently anticipate paying cash dividends on its common stock. Any dividends paid to a non-U.S. holder on shares of common stock will be subject to withholding of U.S. federal income tax at a rate of 30 percent, unless a lower rate is prescribed under an applicable tax treaty. U.S. federal income tax withholding will not be required, however, if the dividends are effectively connected with the conduct of a trade or business of the non-U.S. holder within the United States or, in the case of an applicable tax treaty, are attributable to a U.S. permanent establishment maintained by the non-U.S. holder. Dividends that are effectively connected with the conduct of a trade or business within the United States, or are attributable to a U.S. permanent establishment will be subject to U.S. federal income tax on a net income basis which is not collected by withholding provided the non-U.S. holder files the appropriate certification with Shaw or its agent. Any dividends received a foreign corporation that are effectively connected with the conduct of a trade or business within the United States may also be subject to a "branch profits tax" at a rate of 30 percent or such lower rate as may be specified by an applicable tax treaty.

     For purposes of the withholding tax rules discussed above and for purposes of determining the applicability of a tax treaty rate under current U.S. Treasury Regulations, dividends paid to an address outside the United States will be presumed to be paid to a resident of the country of address, unless the payor has knowledge to the contrary. Under recently issued U.S. Treasury Regulations (referred to as "final regulations") that are effective for payments made after December 31, 2000, a non-U.S. holder of common stock who wishes to claim the benefit of a tax treaty rate would be required to satisfy applicable certification and other requirements. In addition, under the final regulations, in the case of common stock held by a foreign partnership:

     - the certification requirement generally would be applied to the partners of the partnership; and

     - the partnership would be required to provide certain information, including a U.S. taxpayer identification number.

     A non-U.S. holder of common stock that is eligible for a reduced rate of U.S. federal income tax withholding pursuant to a tax treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate claim for refund with the Internal Revenue Service.

SALE OR DISPOSITION OF COMMON STOCK

     A non-U.S. holder generally will not be subject to U.S. federal income tax in respect of any gain recognized on the sale or other taxable disposition of common stock so long as:

     - the gain is not effectively connected with the conduct of a trade or business of the non-U.S. holder within the United States nor under an applicable tax treaty, is attributable to a U.S. permanent establishment maintained by the non-U.S. holder;

     - in the case of a non-U.S. holder who is an individual and holds the common stock as a capital asset, either:

      - such holder is not present in the United States for 183 or more days during the taxable year of the disposition; or

      - such holder does not have a "tax home" in the United States for U.S. federal income tax purposes nor does such holder maintain an office or other fixed place of business in the United States to which such gain is attributable;

     - such non-U.S. holder is not subject to tax pursuant to the provisions of U.S. federal income tax law applicable to certain U.S. expatriates; and

     - the common stock continues to be "regularly traded on an established securities market" for U.S. federal income tax purposes and the non-U.S. holder has not held, directly or indirectly, at any time during the five-year period ending on the date of disposition (or, if shorter, the non-U.S. holder's holding period) more than five percent of the outstanding common stock.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to, and the tax withheld with respect to, each non-U.S. holder. These reporting requirements apply regardless of whether withholding was reduced by an applicable tax treaty. Copies of these information returns may also be made available under the provisions of a treaty or information exchange agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Under current law, U.S. backup withholding tax, which is a withholding tax currently imposed at the rate of 31 percent on certain payments to persons who fail to furnish the information required under U.S. information reporting requirements, generally will not apply to dividends paid on common stock to a non-U.S. holder at an address outside the United States unless the payor has knowledge that the payee is a U.S. person. However, under the final regulations, dividends paid on common stock after December 31, 2000 may be subject to backup withholding unless applicable certification requirements are satisfied.

     Payment of the proceeds from a sale of common stock to or through a U.S. office of a broker will be subject to information reporting and backup withholding unless the owner certifies as to its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption. Payment of the proceeds from a sale of common stock to or through a non-U.S. office of a broker generally will not be subject to information reporting or backup withholding. However, if such broker is a U.S. person, a "controlled foreign corporation" or a foreign person that derives 50 percent or more of its gross income from the conduct of a trade or business in the United States, such payment will be subject to information reporting, but currently not backup withholding, unless such broker has documentary evidence in its records that the owner is a non-U.S. holder and certain other conditions are met or the owner otherwise establishes an exemption.

     Any amounts withheld under the backup withholding rules will be credited against the non-U.S. holder's federal income tax liability, if any, or refunded, provided the required information is furnished to the Internal Revenue Service.

ESTATE TAX

     The fair market value of common stock owned, or treated as owned, by an individual at the time of his death will be includable in his gross estate for U.S. federal estate tax purposes and thus may be subject to U.S. estate tax, event though the individual at the time of death is neither a citizen of nor domiciled in the United States, unless an applicable estate tax treaty provides otherwise.

                                  UNDERWRITING

     Subject to the terms and conditions described in a purchase agreement among us, the selling shareholders and each of the underwriters named below, we and the selling shareholders have agreed to sell to the underwriters, and each of the underwriters severally have agreed to purchase from us and the selling shareholders, the number of shares listed opposite their names below.

                                                               NUMBER
                     UNDERWRITER                              OF SHARES
                     -----------                              ---------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................
Credit Suisse First Boston Corporation......................
Morgan Keegan & Company, Inc. ..............................
Raymond James & Associates, Inc. ...........................
Jefferies & Company, Inc. ..................................

                                                              ---------
             Total..........................................  4,000,000
                                                              =========

     The underwriters have agreed to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of nondefaulting underwriters may be increased or the purchase agreement may be terminated.

     We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

     The underwriters are offering the shares subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

COMMISSIONS AND DISCOUNTS

     The underwriters propose initially to offer the shares to the public at the initial offering price on the cover page of this prospectus supplement and to
dealers at that price less a concession not in excess of $     per share. The
underwriters may allow, and the dealers may reallow, a discount not in excess of
$     per share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     The following table shows the public offering price, underwriting discount and proceeds before expenses to Shaw and the selling shareholders. This information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

                                                  PER SHARE   WITHOUT OPTION   WITH OPTION
                                                  ---------   --------------   -----------
Public offering price...........................     $             $               $
Underwriting discount...........................     $             $               $
Proceeds, before expenses, to Shaw..............     $             $               $
Proceeds, before expenses, to the selling
  shareholders..................................     $             $               $

     The expenses of this offering, not including the underwriting discount, are estimated at $1.0 million and are payable by Shaw.

OVER-ALLOTMENT OPTION

     We have granted an option to the underwriters to purchase up to 600,000 additional shares at the public offering price less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus supplement solely to cover any over-allotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table.

NO SALES OF SIMILAR SECURITIES

     We and our executive officers and directors have agreed, with exceptions, not to sell or transfer any common stock for 90 days after the date of this prospectus supplement without first obtaining the written consent of Merrill Lynch and Credit Suisse First Boston. Specifically, we and these other individuals have agreed not to directly or indirectly

     - offer, pledge, sell or contract to sell any common stock,

     - sell any option or contract to purchase any common stock,

     - purchase any option or contract to sell any common stock,

     - grant any option, right or warrant for the sale of any common stock,

     - lend or otherwise dispose of or transfer any common stock,

     - request or demand that we file a registration statement related to the common stock, or

     - enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

     This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

NEW YORK STOCK EXCHANGE LISTING

     The shares are listed on the New York Stock Exchange under the symbol
"SGR."

PRICE STABILIZATION AND SHORT POSITIONS

     Until the distribution of the shares is completed, the SEC rules may limit the underwriters from bidding for or purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

     The underwriters may purchase and sell the common shares in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from the issuer in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common shares made by underwriters in the open market prior to the completion of the offering.

     Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the common shares or preventing or retarding a decline in the market price of the common shares. As a result, the price of the common shares may be higher than the price that might otherwise exist in the open market.

     Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives of the lead managers will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

NO PUBLIC OFFERING OUTSIDE THE UNITED STATES

     No action has been or will be taken in any jurisdiction (except in the United States) that would permit a public offering of the shares of common stock, or the possession, circulation or distribution of this prospectus supplement and accompanying prospectus or any other material relating to our company or shares of our common stock in any jurisdiction where action for that purpose is required. Accordingly, the shares of our common stock may not be offered or sold, directly or indirectly, and neither this prospectus supplement and accompanying prospectus nor any other offering material or advertisements in connection with the shares of common stock may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

     Purchasers of the shares offered by this prospectus supplement and accompanying prospectus may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price on the cover page of this prospectus supplement.

INTERNET DISTRIBUTION OF PROSPECTUS

     Certain of the underwriters will be facilitating Internet distribution for this offering to certain of their Internet subscription customers and may allocate a number of shares for sale to its online brokerage customers. An electronic prospectus may be available on the websites maintained by certain of the underwriters. Other than the prospectus in electronic format, the information contained on the websites maintained by any of the underwriters relating to this offering is not a part of this prospectus supplement.

OTHER RELATIONSHIPS

     Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling shareholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

REPRESENTATIONS OF PURCHASERS

     By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us and the selling shareholders and the dealer from whom the purchase confirmation is received that:

     - the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws;

     - where required by law, that the purchaser is purchasing as principal and not as agent; and

     - the purchaser has reviewed the text above under "-- Resale Restrictions."

RIGHTS OF ACTION (ONTARIO PURCHASERS)

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

     All of our directors and officers as well as the experts named herein and the selling shareholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or such persons. All or a substantial portion of our assets or the assets of such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or such persons in Canada or to enforce a judgment obtained in Canadian courts against us or such persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of common stock to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by the purchaser pursuant to this offering. The report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one report must be filed for common stock acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

     Legal matters in connection with this offering will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. The validity of the issuance of the common stock under Louisiana law is being passed upon by Kantrow, Spaht, Weaver & Blitzer (A Professional Law Corporation), Baton Rouge, Louisiana. Legal matters in connection with this offering will be passed upon for the underwriters by Akin, Gump, Strauss, Hauer & Feld, L.L.P.

                                    EXPERTS

     The financial statements of The Shaw Group Inc. as of and for the year ended August 31, 1999 included in and incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included in this prospectus in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

     The financial statements included in and incorporated by reference in this prospectus and elsewhere in the registration statement to the extent and for the periods indicated in their reports have been audited by Arthur Andersen LLP and Hannis T. Bourgeois, LLP, independent public accountants, and are included in this prospectus in reliance upon the authority of said firms as experts in accounting and auditing in giving said reports. The single jointly signed auditors' report is considered to be the equivalent of two separately signed auditors' reports. Thus each firm represents that it has complied with generally accepted auditing standards and is in a position that would justify being the only signatory of the report.

     The financial statements of Stone & Webster, Incorporated incorporated by reference in this prospectus from our report on Form 8-K/A, filed with the SEC on September 13, 2000, have been audited by PricewaterhouseCoopers, LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing in giving such reports.

PROSPECTUS

                                  $400,000,000

                           [THE SHAW GROUP INC. LOGO]

                                DEBT SECURITIES

                                PREFERRED STOCK

                                  COMMON STOCK

                                    WARRANTS

                             ----------------------

     We may offer and sell the securities listed above with an aggregate offering price up to $400.0 million in connection with this prospectus. We will provide specific terms of these offerings and securities in supplements to this prospectus, including whether the debt securities are guaranteed by all of our subsidiaries.

     The selling shareholders may offer and sell from time to time up to 2,231,773 shares of our common stock in connection with this prospectus. Unless otherwise provided in a prospectus supplement, we do not expect to receive any proceeds from the sale of shares by any selling shareholder.

                             ----------------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     This prospectus may not be used to consummate sales of securities unless accompanied by a prospectus supplement.

                             ----------------------

                  This prospectus is dated September 14, 2000.

                               TABLE OF CONTENTS

About This Prospectus.......................................     2
Where You Can Find More Information.........................     2
Forward-Looking Statements..................................     3
The Company.................................................     3
Use of Proceeds.............................................     4
Ratios of Earnings to Fixed Charges and Earnings to Fixed
  Charges Plus Dividends....................................     4
Description of Debt Securities..............................     4
Description of Capital Stock................................    16
Depositary Shares...........................................    22
Description of Warrants.....................................    23
Selling Shareholders........................................    24
Plan of Distribution........................................    25
Legal Matters...............................................    26
Experts.....................................................    26

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the "SEC") utilizing a "shelf" registration process. Under this shelf registration process, we may sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $400.0 million. In addition, three selling shareholders may sell a specified number of shares of our common stock as described elsewhere in this prospectus. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities we will provide a prospectus supplement that will contain specific information about the terms of the offering and the offered securities. The prospectus supplement may also add, update or change information contained in this prospectus. Any statement that we make in this prospectus will be modified or superseded by any inconsistent statement made by us in a prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information."

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at 7 World Trade Center, Suite 1300, New York, New York 10048 and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may obtain information on the operation of the SEC's public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330. We also file such information with the New York Stock Exchange. Such reports, proxy statements and other information may be read and copied at 30 Broad Street, New York, New York 10005.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any further filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") until we sell all of the securities or we terminate this offering:

     - Our Annual Report on Form 10-K, as amended, for the year ended August 31, 1999;

     - Our Quarterly Report on Form 10-Q for the quarter ended November 30,
       1999;

     - Our Quarterly Report on Form 10-Q, as amended, for the quarter ended February 29, 2000;

     - Our Quarterly Report on Form 10-Q for the quarter ended May 31, 2000;

     - Our Current Report on Form 8-K, filed with the SEC on September 22, 1999;

     - Our Current Report on Form 8-K, filed with the SEC on July 28, 2000;

     - Our Current Report on Form 8-K, filed with the SEC on September 13, 2000; and

     - The description of our common stock contained in our Form 8-A dated September 26, 1996, including any amendment to that form that we may have filed in the past, or may file in the future, for the purpose of updating the description of our common stock.

     You may request a copy of these filings at no cost by writing or telephoning us at the following address:

     The Shaw Group Inc.
     8545 United Plaza Boulevard
     Baton Rouge, Louisiana 70809
     (225) 932-2500

     You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future financial position, business strategy, budgets, projected costs and plans and objectives of management for future operations, are forward-looking statements. Although we believe our expectations reflected in these forward-looking statements are based on reasonable assumptions, we cannot assure you that these expectations will prove to have been correct. These forward-looking statements are subject to significant risks, uncertainties, and assumptions, most of which are beyond our control.

     We undertake no obligation to update or revise our forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

                                  THE COMPANY

     We are the world's only engineering, procurement and construction provider with fully integrated piping systems capabilities. As the largest supplier of fabricated piping systems in the United States, we provide engineering and design, pipe fabrication, construction and maintenance services, and manufacture specialty pipe fittings and supports for the power generation, chemical processing, crude oil refining, petrochemical processing and oil and gas exploration and production industries. Additionally, Stone & Webster, Inc., a Shaw Group company, is a leading global provider of engineering, procurement, construction, consultation and environmental services for the power generation, process, governmental, and industrial markets. We have offices and operations in North America, South America, Europe, the Middle East and Asia-Pacific and employ more than 13,000 engineers, project managers, technology professionals, craft workers and other professionals.

     Our principal executive offices are located at 8545 United Plaza Boulevard, Baton Rouge, Louisiana 70809, and our telephone number there is (225) 932-2500.

     Additional information concerning us and our subsidiaries is included in our reports and other documents incorporated by reference in this prospectus. See "Where You Can Find More Information."

                                USE OF PROCEEDS

     Unless otherwise provided in a prospectus supplement, we will use the net proceeds from the sale of the securities offered by us pursuant to this prospectus and any prospectus supplement for our general corporate purposes, which may include repayment of indebtedness, additions to our working capital, capital expenditures and potential future acquisitions.

     Unless otherwise provided in a prospectus supplement, we do not expect to receive any proceeds from the sale of our common stock by the selling shareholders. A portion of the proceeds of the sales by the selling shareholders, however, will be paid into an escrow for our benefit in accordance with the purchase agreement with Stone & Webster.

                    RATIOS OF EARNINGS TO FIXED CHARGES AND
                    EARNINGS TO FIXED CHARGES PLUS DIVIDENDS

     The following table contains our consolidated ratios of earnings to fixed charges and earnings to fixed charges plus dividends for the periods indicated.

                                                                          YEAR ENDED AUGUST 31,
                                                    NINE MONTHS ENDED   -------------------------
                                                      MAY 31, 2000      1999   1998   1997   1996
                                                    -----------------   ----   ----   ----   ----
Ratio of earnings to fixed charges................        6.79          4.01   3.75   3.95   3.08
                                                          ----          ----   ----   ----   ----
Ratio of earnings to fixed charges plus
  dividends.......................................        6.79          4.01   3.75   3.95   3.08
                                                          ----          ----   ----   ----   ----

     For purposes of computing the ratios of earnings to fixed charges and earnings to fixed charges plus dividends:

     (1) earnings consist of income before provision for income taxes, earnings from unconsolidated entity and cumulative effect of change in accounting principle plus fixed charges (excluding capitalized interest) and

     (2) "fixed charges" consist of interest expense and amortization of debt discount and expense relating to indebtedness.

     There were no dividends paid or accrued during the periods presented above.

                         DESCRIPTION OF DEBT SECURITIES

     The Debt Securities will be either our senior debt securities ("Senior Debt Securities") or our subordinated debt securities ("Subordinated Debt Securities"). The Senior Debt Securities and the Subordinated Debt Securities will be issued under separate Indentures among us, our domestic subsidiaries, if our domestic subsidiaries are guarantors of the Debt Securities, and a U.S. banking institution (a "Trustee"). Senior Debt Securities will be issued under a "Senior Indenture" and Subordinated Debt Securities will be issued under a "Subordinated Indenture." Together the Senior Indenture and the Subordinated Indenture are called "Indentures."

     The Debt Securities may be issued from time to time in one or more series. The particular terms of each series which are offered by a prospectus supplement will be described in the prospectus supplement.

     The Company primarily conducts its operations through subsidiaries. Unless the Debt Securities are guaranteed by the Company's subsidiaries as described below, the rights of the Company and its creditors, including holders of the Debt Securities to participate in the assets of any subsidiary upon the latter's liquidation or reorganization will be subject to the prior claims of the subsidiary's creditors, except to the extent that the Company may itself be a creditor with recognized claims against such subsidiary.

     We have summarized selected provisions of the Indentures below. The summary is not complete. The form of each Indenture will be filed with the SEC via a Current Report on Form 8-K prior to our initial

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

offering of Debt Securities under that Indenture and you should read the Indenture for provisions that may be important to you. In the summary below we have included references to section numbers of the applicable Indentures so that you can easily locate these provisions. Whenever we refer in this prospectus or in the prospectus supplement to particular sections or defined terms of the Indenture, such sections or defined terms are incorporated by reference herein or therein, as applicable. Capitalized terms used in the summary have the meanings specified in the Indentures.

GENERAL

     The Indentures provide that Debt Securities in separate series may be issued thereunder from time to time without limitation as to aggregate principal amount. We may specify a maximum aggregate principal amount for the Debt Securities of any series. (Section 301) We will determine the terms and conditions of the Debt Securities, including the maturity, principal and interest, but those terms must be consistent with the Indenture. The Debt Securities will be our unsecured obligations.

     The Subordinated Debt Securities will be subordinated in right of payment to the prior payment in full of all of our Senior Debt (as defined) as described under "-- Subordination of Subordinated Debt Securities" and in the prospectus supplement applicable to any Subordinated Debt Securities. If the prospectus supplement so indicates, the Subordinated Debt Securities will be convertible into our common stock as described under "-- Conversion of Subordinated Debt Securities."

     If specified in the prospectus supplement, our domestic subsidiaries (the "Subsidiary Guarantors") will unconditionally guarantee (the "Subsidiary Guarantees") on a joint and several basis the Debt Securities as described under "-- Subsidiary Guarantees" and in the prospectus supplement. The Subsidiary Guarantees will be unsecured obligations of each Subsidiary Guarantor. Subsidiary Guarantees of Subordinated Debt Securities will be subordinated to the Senior Debt of the Subsidiary Guarantors on the same basis as the Subordinated Debt Securities are subordinated to our Senior Debt.

     The applicable prospectus supplement will set forth the price or prices at which the Debt Securities to be offered will be issued and will describe the following terms of such Debt Securities:

          (1) the title of the Debt Securities;

          (2) whether the Debt Securities are Senior Debt Securities or Subordinated Debt Securities and, if Subordinated Debt Securities, the related subordination terms;

          (3) whether the Subsidiary Guarantors will provide Subsidiary Guarantees of the Debt Securities;

          (4) any limit on the aggregate principal amount of the Debt
     Securities;

          (5) the dates on which the principal of the Debt Securities will be payable;

          (6) the interest rate which the Debt Securities will bear and the interest payment dates for the Debt Securities;

          (7) the places where payments on the Debt Securities will be payable;

          (8) any terms upon which the Debt Securities may be redeemed, in whole or in part, at our option;

          (9) any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the Debt Securities;

          (10) the portion of the principal amount, if less than all, of the Debt Securities that will be payable upon declaration of acceleration of the Maturity of the Debt Securities;

          (11) whether the Debt Securities are defeasible;

          (12) any addition to or change in the Events of Default;

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

          (13) whether the Debt Securities that constitute Subordinated Debt Securities are convertible into our common stock and, if so, the terms and conditions upon which conversion will be effected, including the initial conversion price or conversion rate ("the Conversion Price") and any adjustments thereto in addition to or different from those described in this prospectus, the conversion period and other conversion provisions in addition to or in lieu of those described in this prospectus;

          (14) any addition to or change in the covenants in the Indenture applicable to any of the Debt Securities; and

          (15) any other terms of the Debt Securities not inconsistent with the provisions of the Indenture. (Section 301)

     Debt Securities, including Original Issue Discount Securities, may be sold at a substantial discount below their principal amount. Special United States federal income tax considerations applicable to Debt Securities sold at an original issue discount may be described in the applicable prospectus supplement. In addition, special United States federal income tax or other considerations applicable to any Debt Securities that are denominated in a currency or currency unit other than United States dollars may be described in the applicable prospectus supplement.

SUBORDINATION OF SUBORDINATED DEBT SECURITIES

     The indebtedness evidenced by the Subordinated Debt Securities will, to the extent set forth in the Subordinated Indenture with respect to each series of Subordinated Debt Securities, be subordinate in right of payment to the prior payment in full of all of our Senior Debt, including the Senior Debt Securities, and it may also be senior in right of payment to all of our Subordinated Debt. The prospectus supplement relating to any Subordinated Debt Securities will summarize the subordination provisions of the Subordinated Indenture applicable to that series including:

     - the applicability and effect of such provisions upon any payment or distribution of our assets to creditors upon any liquidation, dissolution, winding-up, reorganization, assignment for the benefit of creditors or marshaling of assets or any bankruptcy, insolvency or similar proceedings;

     - the applicability and effect of such provisions in the event of specified defaults with respect to any Senior Debt, including the circumstances under which and the periods in which we will be prohibited from making payments on the Subordinated Debt Securities; and

     - the definition of Senior Debt applicable to the Subordinated Debt Securities of that series and, if the series is issued on a senior subordinated basis, the definition of Subordinated Debt applicable to that series.

The prospectus supplement will also describe as of a recent date the approximate amount of Senior Debt to which the Subordinated Debt Securities of that series will be subordinated.

     The failure to make any payment on any of the Subordinated Debt Securities by reason of the subordination provisions of the Subordinated Indenture described in the prospectus supplement will not be construed as preventing the occurrence of an Event of Default with respect to the Subordinated Debt Securities arising from any such failure to make payment.

     The subordination provisions described above will not be applicable to payments in respect of the Subordinated Debt Securities from a defeasance trust established in connection with any defeasance or covenant defeasance of the Subordinated Debt Securities as described under "-- Defeasance and Covenant Defeasance."

CONVERSION OF SUBORDINATED DEBT SECURITIES

     The Subordinated Indenture may provide for a right of conversion of Subordinated Debt Securities into our common stock (or cash in lieu thereof). (Sections 301 and 1701 of the Subordinated Indenture).

The following provisions will apply to Debt Securities that are convertible Subordinated Debt Securities unless otherwise provided in the prospectus supplement for such Debt Securities.

     The Holder of any convertible Subordinated Debt Securities will have the right exercisable at any time prior to the close of business on the second Business Day prior to their Stated Maturity, unless previously redeemed or otherwise purchased by us, to convert such Subordinated Debt Securities into shares of common stock at the Conversion Price set forth in the prospectus supplement, subject to adjustment. (Section 1702 of the Subordinated Indenture) The Holder of convertible Subordinated Debt Securities may convert any portion thereof which is $1,000 in principal amount or any multiple thereof. (Section 1702 of the Subordinated Indenture)

     In certain events, the Conversion Price will be subject to adjustment as set forth in the Subordinated Indenture. Such events include:

          (a) any payment of a dividend (or other distribution) payable in common stock on any class of our Capital Stock,

          (b) any subdivision, combination or reclassification of common stock,

          (c) any issuance to all holders of common stock of rights, options or warrants entitling them to subscribe for or purchase common stock at less than the then current market price (as determined in accordance with the Subordinated Indenture) of common stock; provided, however, that if such rights, options or warrants are only exercisable upon the occurrence of certain triggering events relating to control and provided for in shareholders' rights plans, then the Conversion Price will not be adjusted until such triggering events occur,

          (d) any distribution to all holders of common stock of evidences of indebtedness, shares of our Capital Stock other than common stock, cash or other assets (including securities, but excluding those dividends and distributions referred to above for which an adjustment must be made and excluding regular dividends and distributions paid exclusively in cash),

          (e) any distribution consisting exclusively of cash (excluding any cash portion of distributions referred to in (d) above, or cash distributed upon a merger or consolidation to which the third succeeding paragraph applies) to all holders of common stock in an aggregate amount that, combined together with (1) all other such all-cash distributions made within the then preceding 12 months in respect of which no adjustment has been made and (2) any cash and the fair market value of other consideration paid or payable in respect of any tender offer by us or any of our Subsidiaries for common stock concluded within the preceding 12 months in respect of which no adjustment has been made, exceeds 15% of our company's market capitalization (defined as being the product of the then current market price of the common stock times the number of shares of common stock then outstanding) on the record date of such distribution, and

          (f) the completion of a tender or exchange offer made by us or any of our Subsidiaries for common stock that involves an aggregate consideration that, together with (1) any cash and the fair market value of other consideration payable in a tender or exchange offer by us or any of our Subsidiaries for common stock expiring within the 12 months preceding the expiration of such tender or exchange offer in respect of which no adjustment has been made and (2) the aggregate amount of any such all-cash distributions referred to in (e) above to all holders of common stock within the 12 months preceding the expiration of such tender or exchange offer in respect of which no adjustments have been made, exceeds 15% of our market capitalization on the expiration of such tender offer.

No adjustment of the Conversion Price will be required to be made until the cumulative adjustments amount to 1.0% or more of the Conversion Price as last adjusted. We reserve the right to make such reductions in the Conversion Price in addition to those required in the preceding provisions as we consider to be advisable in order that any event treated for federal income tax purposes as a dividend of a stock or stock rights will not be taxable to the recipients. Should we elect to make such a reduction in the

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

Conversion Price, we will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder if and to the extent that such laws and regulations are applicable in connection with the reduction of the Conversion Price. (Section 1704 of the Subordinated Indenture)

     If we distribute rights or warrants (other than those referred to in (c) in the preceding paragraph) pro rata to holders of common stock, so long as any such rights or warrants have not expired or been redeemed by us, the Holder of any convertible Subordinated Debt Security surrendered for conversion will be entitled to receive upon such conversion, in addition to the shares of common stock issuable upon such conversion (the "Conversion Shares"), a number of rights or warrants to be determined as follows:

          (1) if such conversion occurs on or prior to the date for the distribution to the holders of rights or warrants of separate certificates evidencing such rights or warrants (the "Distribution Date"), the same number of rights or warrants to which a holder of a number of shares of common stock equal to the number of Conversion Shares is entitled at the time of such conversion in accordance with the terms and provisions of and applicable to the rights or warrants, and

          (2) if such conversion occurs after such Distribution Date, the number of rights or warrants to which a holder of the number of shares of common stock into which such Subordinated Debt Security was convertible immediately prior to such Distribution Date would have been entitled on such Distribution Date in accordance with the terms and provisions of and applicable to the rights or warrants.

The Conversion Price will not be subject to adjustment on account of any declaration, distribution or exercise of such rights or warrants. (Section 1704 of the Subordinated Indenture)

     Fractional shares of common stock will not be issued upon conversion, but, instead, we will pay a cash adjustment based on the then current market price for the common stock. (Section 1703 of the Subordinated Indenture) Upon conversion, no adjustments will be made for accrued interest or dividends, and therefore convertible Subordinated Debt Securities surrendered for conversion between the record date for an interest payment and the Interest Payment Date (except convertible Subordinated Debt Securities called for redemption on a redemption date during such period) must be accompanied by payment of an amount equal to the interest thereon which the Holder is to receive. (Sections 1704 and 1702 of the Subordinated Indenture)

     In the case of any reclassification of the Conversion Shares, consolidation or merger of our company with or into another Person or any merger of another Person with or into us (with certain exceptions), or in case of any transfer or other disposition of all or substantially all of our assets, each convertible Subordinated Debt Security then outstanding will, without the consent of any Holder, become convertible only into the kind and amount of securities, cash and other property receivable upon such reclassification, consolidation, merger, conveyance, transfer or lease by a holder of the number of shares of common stock into which such Subordinated Debt Security was convertible immediately prior thereto, after giving effect to any adjustment event, who failed to exercise any rights of election and received per share the kind and amount received per share by a plurality of non-electing shares. (Section 1705 of the Subordinated Indenture)

SUBSIDIARY GUARANTEES

     If specified in the prospectus supplement, the Subsidiary Guarantors will guarantee the Debt Securities of a series. Unless otherwise indicated in the prospectus supplement, the following provisions will apply to the Subsidiary Guarantees of the Subsidiary Guarantors.

     Subject to the limitations described below and in the prospectus supplement, the Subsidiary Guarantors will, jointly and severally, unconditionally guarantee the punctual payment when due, whether at Stated Maturity, by acceleration or otherwise, of all our obligations under the Indentures and the Debt Securities of a series, whether for principal of, premium, if any, or interest on the Debt Securities or

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

otherwise (all such obligations guaranteed by a Subsidiary Guarantor being herein called the "Guaranteed Obligations"). The Subsidiary Guarantors will also pay all expenses (including reasonable counsel fees and expenses) incurred by the applicable Trustee in enforcing any rights under a Subsidiary Guarantee with respect to a Subsidiary Guarantor.

     In the case of Subordinated Debt Securities, a Subsidiary Guarantor's Subsidiary Guarantee will be subordinated in right of payment to the Senior Debt of such Subsidiary Guarantor on the same basis as the Subordinated Debt Securities are subordinated to our Senior Debt. No payment will be made by any Subsidiary Guarantor under its Subsidiary Guarantee during any period in which payments by us on the Subordinated Debt Securities are suspended by the subordination provisions of the Subordinated Indenture. (Article Fourteen of the Subordinated Indenture)

     Each Subsidiary Guarantee will be limited in amount to an amount not to exceed the maximum amount that can be guaranteed by the relevant Subsidiary Guarantor without rendering such Subsidiary Guarantee voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

     Each Subsidiary Guarantee will be a continuing guarantee and will:

          (1) remain in full force and effect until either (a) payment in full of all the Guaranteed Obligations (or the applicable Debt Securities are defeased and discharged in accordance with the defeasance provisions of the Indentures) or (b) released as described in the following paragraph,

          (2) be binding upon each Subsidiary Guarantor and

          (3) inure to the benefit of and be enforceable by the applicable Trustee, the Holders and their successors, transferees and assigns.

     In the event that a Subsidiary Guarantor ceases to be a Subsidiary, whether as a result of a disposition of all or substantially all of the assets or all of the Capital Stock of such Subsidiary Guarantor, by way of sale, merger, consolidation or otherwise, such Subsidiary Guarantor will be deemed released and relieved of its obligations under its Subsidiary Guarantee without any further action required on the part of the Trustee or any Holder, and no other person acquiring or owning the assets or Capital Stock of such Subsidiary Guarantor will be required to enter into a Subsidiary Guarantee; provided, in each case, that the transaction or transactions resulting in such Subsidiary Guarantor's ceasing to be a Subsidiary are carried out pursuant to and in compliance with all of the applicable covenants in the Indenture. In addition, the prospectus supplement may specify additional circumstances under which a Subsidiary Guarantor can be released from its Subsidiary Guarantee.

FORM, EXCHANGE AND TRANSFER

     The Debt Securities of each series will be issuable only in fully registered form, without coupons, and, unless otherwise specified in the applicable prospectus supplement, only in denominations of $1,000 and integral multiples thereof. (Section 302)

     At the option of the Holder, subject to the terms of the applicable Indenture and the limitations applicable to Global Securities, Debt Securities of each series will be exchangeable for other Debt Securities of the same series of any authorized denomination and of a like tenor and aggregate principal amount. (Section 305)

     Subject to the terms of the applicable Indenture and the limitations applicable to Global Securities, Debt Securities may be presented for exchange as provided above or for registration of transfer (duly endorsed or with the form of transfer endorsed thereon duly executed) at the office of the Security Registrar or at the office of any transfer agent designated by us for such purpose. No service charge will be made for any registration of transfer or exchange of Debt Securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. Such transfer or exchange will be effected upon the Security Registrar or such transfer agent, as the case may

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

be, being satisfied with the documents of title and identity of the person making the request. The Security Registrar and any other transfer agent initially designated by us for any Debt Securities will be named in the applicable prospectus supplement. (Section 305) We may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that we will be required to maintain a transfer agent in each Place of Payment for the Debt Securities of each series. (Section 1002).

     If the Debt Securities of any series (or of any series and specified terms) are to be redeemed in part, we will not be required to (i) issue, register the transfer of or exchange any Debt Security of that series (or of that series and specified terms, as the case may be) during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any such Debt Security that may be selected for redemption and ending at the close of business on the day of such mailing or (ii) register the transfer of or exchange any Debt Security so selected for redemption, in whole or in part, except the unredeemed portion of any such Debt Security being redeemed in part. (Section
305)

GLOBAL SECURITIES

     Some or all of the Debt Securities of any series may be represented, in whole or in part, by one or more Global Securities which will have an aggregate principal amount equal to that of the Debt Securities represented thereby. Each Global Security will be registered in the name of a Depositary or its nominee identified in the applicable prospectus supplement, will be deposited with such Depositary or nominee or its custodian and will bear a legend regarding the restrictions on exchanges and registration of transfer thereof referred to below and any such other matters as may be provided for pursuant to the applicable Indenture.

     Notwithstanding any provision of the Indentures or any Debt Security described in this prospectus, no Global Security may be exchanged in whole or in part for Debt Securities registered, and no transfer of a Global Security in whole or in part may be registered, in the name of any person other than the Depositary for such Global Security or any nominee of such Depositary unless:

          (1) the Depositary has notified us that it is unwilling or unable to continue as Depositary for such Global Security or has ceased to be qualified to act as such as required by the applicable Indenture,

          (2) an Event of Default with respect to the Debt Securities represented by such Global Security has occurred and is continuing and the Security Registrar has received a written request from the Depositary to issue certificated Debt Securities, or

          (3) other circumstances exist, in addition to or in lieu of those described above, as may be described in the applicable prospectus supplement.

All Debt Securities issued in exchange for a Global Security or any portion thereof will be registered in such names as the Depositary may direct. (Sections 205 and 305)

     As long as the Depositary, or its nominee, is the registered Holder of a Global Security, the Depositary or such nominee, as the case may be, will be considered the sole owner and Holder of such Global Security and the Debt Securities that it represents for all purposes under the Debt Securities and the applicable Indenture. Except in the limited circumstances referred to above, owners of beneficial interests in a Global Security will not be entitled to have such Global Security or any Debt Securities that it represents registered in their names, will not receive or be entitled to receive physical delivery of certificated Debt Securities in exchange therefor and will not be considered to be the owners or Holders of such Global Security or any Debt Securities that is represents for any purpose under the Debt Securities or the applicable Indenture. All payments on a Global Security will be made to the Depositary or its nominee, as the case may be, as the Holder of the security. The laws of some jurisdictions require that some purchasers of Debt Securities take physical delivery of such Debt Securities in definitive form. These laws may impair the ability to transfer beneficial interests in a Global Security.

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

     Ownership of beneficial interests in a Global Security will be limited to institutions that have accounts with the Depositary or its nominee ("participants") and to persons that may hold beneficial interests through participants. In connection with the issuance of any Global Security, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of Debt Securities represented by the Global Security to the accounts of its participants. Ownership of beneficial interests in a Global Security will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by the Depositary (with respect to participants' interests) or any such participant (with respect to interests of persons held by such participants on their behalf). Payments, transfers, exchanges and other matters relating to beneficial interests in a Global Security may be subject to various policies and procedures adopted by the Depositary from time to time. None of us, the Subsidiary Guarantors, the Trustees or the agents of ourself, the Subsidiary Guarantors or the Trustees will have any responsibility or liability for any aspect of the Depositary's or any participant's records relating to, or for payments made on account of, beneficial interests in a Global Security, or for maintaining, supervising or reviewing any records relating to such beneficial interests.

PAYMENT AND PAYING AGENTS

     Unless otherwise indicated in the applicable prospectus supplement, payment of interest on a Debt Security on any Interest Payment Date will be made to the Person in whose name such Debt Security (or one or more Predecessor Debt Securities) is registered at the close of business on the Regular Record Date for such interest. (Section 307)

     Unless otherwise indicated in the applicable prospectus supplement, principal of and any premium and interest on the Debt Securities of a particular series will be payable at the office of such Paying Agent or Paying Agents as we may designate for such purpose from time to time, except that at our option payment of any interest may be made by check mailed to the address of the Person entitled thereto as such address appears in the Security Register. Unless otherwise indicated in the applicable prospectus supplement, the corporate trust office of the Trustee under the Senior Indenture in The City of New York will be designated as sole Paying Agent for payments with respect to Senior Debt Securities of each series, and the corporate trust office of the Trustee under the Subordinated Indenture in The City of New York will be designated as the sole Paying Agent for payment with respect to Subordinated Debt Securities of each series. Any other Paying Agents initially designated by us for the Debt Securities of a particular series will be named in the applicable prospectus supplement. We may at any time designate additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that we will be required to maintain a Paying Agent in each Place of Payment for the Debt Securities of a particular series. (Section 1002)

     All moneys paid by us to a Paying Agent for the payment of the principal of or any premium or interest on any Debt Security which remain unclaimed at the end of two years after such principal, premium or interest has become due and payable will be repaid to us, and the Holder of such Debt Security thereafter may look only to us for payment thereof. (Section 1003)

CONSOLIDATION, MERGER AND SALE OF ASSETS

     We may not consolidate with or merge into, or transfer, lease or otherwise dispose of all or substantially all of our assets to, any Person (a "successor Person"), and may not permit any Person to consolidate with or merge into us, unless:

          (1) the successor Person (if any) is a corporation, partnership, trust or other entity organized and validly existing under the laws of any domestic jurisdiction and assumes our obligations on the Debt Securities and under the Indentures,

          (2) immediately after giving effect to the transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing and

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

          (3) several other conditions, including any additional conditions with respect to any particular Debt Securities specified in the applicable prospectus supplement, are met. (Section 801)

EVENTS OF DEFAULT

     Unless otherwise specified in the prospectus supplement, each of the following will constitute an Event of Default under the applicable Indenture with respect to Debt Securities of any series:

          (1) failure to pay principal of or any premium on any Debt Security of that series when due, whether or not, in the case of Subordinated Debt Securities, such payment is prohibited by the subordination provisions of the Subordinated Indenture;

          (2) failure to pay any interest on any Debt Securities of that series when due, continued for 30 days, whether or not, in the case of Subordinated Debt Securities, such payment is prohibited by the subordination provisions of the Subordinated Indenture;

          (3) failure to deposit any sinking fund payment, when due, in respect of any Debt Security of that series, whether or not, in the case of Subordinated Debt Securities, such deposit is prohibited by the subordination provisions of the Subordinated Indenture;

          (4) failure to perform or comply with the provisions described under "Consolidation, Merger and Sale of Assets";

          (5) failure to perform any of our other covenants in such Indenture (other than a covenant included in such Indenture solely for the benefit of a series other than that series), continued for 60 days after written notice has been given by the applicable Trustee, or the Holders of at least 25% in principal amount of the Outstanding Debt Securities of that series, as provided in such Indenture;

          (6) certain events of bankruptcy, insolvency or reorganization affecting us, any Significant Subsidiary or any group of Subsidiaries that together would constitute a Significant Subsidiary; and

          (7) in the case of Debt Securities guaranteed by any Significant Subsidiary or any group of Subsidiaries that together would constitute a Significant Subsidiary, the Subsidiary Guarantee of any such Guarantor or group of Guarantors is held by a final non-appealable order or judgment of a court of competent jurisdiction to be unenforceable or invalid or ceases for any reason to be in full force and effect (other than in accordance with the terms of the applicable Indenture) or any Significant Subsidiary or any group of Subsidiaries that together would constitute a Significant Subsidiary or any Person acting on behalf of Guarantor or group of Guarantors denies or disaffirms such Guarantor's obligations under its Subsidiary Guarantee (other than by reason of a release of such Guarantor from its Subsidiary Guarantee in accordance with the terms of the applicable Indenture). (Section 501)

     If an Event of Default (other than an Event of Default described in clause
(6) above) with respect to the Debt Securities of any series at the time Outstanding shall occur and be continuing, either the applicable Trustee or the Holders of at least 25% in principal amount of the Outstanding Debt Securities of that series by notice as provided in the Indenture may declare the principal amount of the Debt Securities of that series (or, in the case of any Debt Security that is an Original Issue Discount Debt Security or the principal amount of which is not then determinable, such portion of the principal amount of such Debt Security, or such other amount in lieu of such principal amount, as may be specified in the terms of such Debt Security) to be due and payable immediately. If an Event of Default described in clause (6) above with respect to the Debt Securities of any series at the time Outstanding shall occur, the principal amount of all the Debt Securities of that series (or, in the case of any such Original Issue Discount Security or other Debt Security, such specified amount) will automatically, and without any action by the applicable Trustee or any Holder, become immediately due and payable. After any such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in principal amount of the Outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal (or

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

other specified amount), have been cured or waived as provided in the applicable Indenture. (Section 502) For information as to waiver of defaults, see
"-- Modification and Waiver" below.

     Subject to the provisions of the Indentures relating to the duties of the Trustees in case an Event of Default shall occur and be continuing, each Trustee will be under no obligation to exercise any of its rights or powers under the applicable Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to such Trustee reasonable indemnity. (Section
603) Subject to such provisions for the indemnification of the Trustees, the Holders of a majority in principal amount of the Outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Debt Securities of that series. (Section 512)

     No Holder of a Debt Security of any series will have any right to institute any proceeding with respect to the applicable Indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless:

          (1) such Holder has previously given to the Trustee under the applicable Indenture written notice of a continuing Event of Default with respect to the Debt Securities of that series,

          (2) the Holders of at least 25% in principal amount of the Outstanding Debt Securities of that series have made written request, and such Holder or Holders have offered reasonable indemnity, to the Trustee to institute such proceeding as trustee and

          (3) the Trustee has failed to institute such proceeding, and has not received from the Holders of a majority in principal amount of the Outstanding Debt Securities of that series a direction inconsistent with such request, within 60 days after such notice, request and offer. (Section
     507)

However, such limitations do not apply to a suit instituted by a Holder of a Debt Security for the enforcement of payment of the principal of or any premium or interest on such Debt Security on or after the applicable due date specified in such Debt Security or, if applicable, to convert such Debt Security. (Section
508)

     We will be required to furnish to each Trustee annually a statement by certain of our officers as to whether or not we, to their knowledge, are in default in the performance or observance of any of the terms, provisions and conditions of the applicable Indenture and, if so, specifying all such known defaults. (Section 1004)

MODIFICATION AND WAIVER

     Modifications and amendments of an Indenture may be made by us, the Subsidiary Guarantors, if applicable, and the applicable Trustee with the consent of the Holders of a majority in principal amount of the Outstanding Debt Securities of each series affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Debt Security affected thereby:

          (1) change the Stated Maturity of the principal of, or any installment of principal of or interest on, any Debt Security,

          (2) reduce the principal amount of, or any premium or interest on, any Debt Security,

          (3) reduce the amount of principal of an Original Issue Discount Security or any other Debt Security payable upon acceleration of the Maturity thereof,

          (4) change the place or currency of payment of principal of, or any premium or interest on, any Debt Security,

          (5) impair the right to institute suit for the enforcement of any payment on or any conversion right with respect to any Debt Security,

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

          (6) in the case of Subordinated Debt Securities, modify the subordination or conversion provisions in a manner adverse to the Holders of the Subordinated Debt Securities,

          (7) except as provided in the applicable Indenture, release the Subsidiary Guarantee of a Subsidiary Guarantor,

          (8) reduce the percentage in principal amount of Outstanding Debt Securities of any series, the consent of whose Holders is required for modification or amendment of the Indenture,

          (9) reduce the percentage in principal amount of Outstanding Debt Securities of any series necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults or

          (10) modify such provisions with respect to modification and waiver. (Section 902)

     The Holders of a majority in principal amount of the Outstanding Debt Securities of any series may waive compliance by us with certain restrictive provisions of the applicable Indenture.(Section 1009) The Holders of a majority in principal amount of the Outstanding Debt Securities of any series may waive any past default under the applicable Indenture, except a default in the payment of principal, premium or interest and certain covenants and provisions of the Indenture which cannot be amended without the consent of the Holder of each Outstanding Debt Security of such series affected. (Section 513)

     The Indentures provide that in determining whether the Holders of the requisite principal amount of the Outstanding Debt Securities have given or taken any direction, notice, consent, waiver or other action under such Indenture as of any date,

          (1) the principal amount of an Original Issue Discount Security that will be deemed to be Outstanding will be the amount of the principal thereof that would be due and payable as of such date upon acceleration of the Maturity thereof to such date,

          (2) if, as of such date, the principal amount payable at the Stated Maturity of a Debt Security is not determinable (for example, because it is based on an index), the principal amount of such Debt Security deemed to be Outstanding as of such date will be an amount determined in the manner prescribed for such Debt Security and

          (3) the principal amount of a Debt Security denominated in one or more foreign currencies or currency units that will be deemed to be Outstanding will be the U.S. dollar equivalent, determined as of such date in the manner prescribed for such Debt Security, of the principal amount of such Debt Security (or, in the case of a Debt Security described in clause (1) or (2) above, of the amount described in such clause).

Certain Debt Securities, including those for whose payment or redemption money has been deposited or set aside in trust for the Holders and those that have been fully defeased pursuant to Section 1502, will not be deemed to be Outstanding. (Section 101)

     Except in certain limited circumstances, we will be entitled to set any day as a record date for the purpose of determining the Holders of Outstanding Debt Securities of any series entitled to give or take any direction, notice, consent, waiver or other action under the applicable Indenture, in the manner and subject to the limitations provided in the Indenture. In certain limited circumstances, the Trustee will be entitled to set a record date for action by Holders. If a record date is set for any action to be taken by Holders of a particular series, such action may be taken only by persons who are Holders of Outstanding Debt Securities of that series on the record date. To be effective, such action must be taken by Holders of the requisite principal amount of such Debt Securities within a specified period following the record date. For any particular record date, this period will be 180 days or such other period as may be specified by us (or the Trustee, if it set the record date), and may be shortened or lengthened (but not beyond 180 days) from time to time. (Section
104)

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

DEFEASANCE AND COVENANT DEFEASANCE

     If and to the extent indicated in the applicable prospectus supplement, we may elect, at our option at any time, to have the provisions of Section 1502, relating to defeasance and discharge of indebtedness, or Section 1503, relating to defeasance of certain restrictive covenants applied to the Debt Securities of any series, or to any specified part of a series. (Section 1501)

     Defeasance and Discharge. The Indentures provide that, upon our exercise of our option (if any) to have Section 1502 applied to any Debt Securities, we and, if applicable, each Subsidiary Guarantor will be discharged from all our obligations, and, if such Debt Securities are Subordinated Debt Securities, the provisions of the Subordinated Indenture relating to subordination (but not to conversion, if applicable) will cease to be effective, with respect to such Debt Securities (except for certain obligations to exchange or register the transfer of Debt Securities, to replace stolen, lost or mutilated Debt Securities, to maintain paying agencies and to hold moneys for payment in trust) upon the deposit in trust for the benefit of the Holders of such Debt Securities of money or U.S. Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on such Debt Securities on the respective Stated Maturities in accordance with the terms of the applicable Indenture and such Debt Securities. Such defeasance or discharge may occur only if, among other things,

          (1) we have delivered to the applicable Trustee an Opinion of Counsel to the effect that we have received from, or there has been published by, the United States Internal Revenue Service a ruling, or there has been a change in tax law, in either case to the effect that Holders of such Debt Securities will not recognize gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge were not to occur;

          (2) no Event of Default or event that with the passing of time or the giving of notice, or both, shall constitute an Event of Default shall have occurred and be continuing;

          (3) such deposit, defeasance and discharge will not result in a breach or violation of, or constitute a default under, any agreement or instrument to which we are a party or by which we are bound;

          (4) in the case of Subordinated Debt Securities, at the time of such deposit, no default in the payment of all or a portion of principal of (or premium, if any) or interest on any of our Senior Debt shall have occurred and be continuing, no event of default shall have resulted in the acceleration of any of our Senior Debt and no other event of default with respect to any of our Senior Debt shall have occurred and be continuing permitting after notice or the lapse of time, or both, the acceleration thereof; and

          (5) we have delivered to the Trustee an Opinion of Counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the Investment Company Act of 1940. (Sections 1502 and 1504)

     Defeasance of Certain Covenants. The Indentures provide that, upon our exercise of our option (if any) to have Section 1503 applied to any Debt Securities, we may omit to comply with certain restrictive covenants, including those that may be described in the applicable prospectus supplement, the occurrence of certain Events of Default, which are described above in clause (5) (with respect to such restrictive covenants) and clauses (6) and (7) under "Events of Default" and any that may be described in the applicable prospectus supplement, will not be deemed to either be or result in an Event of Default and, if such Debt Securities are Subordinated Debt Securities, the provisions of the Subordinated Indenture relating to subordination (but not to conversion, if applicable) will cease to be effective, in each case with respect to such Debt Securities. In order to exercise such option, we must deposit, in trust for the benefit of the Holders of such Debt Securities, money or U.S. Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on such Debt Securities on the respective Stated Maturities in accordance with the terms of the applicable Indenture and such Debt Securities. Such covenant defeasance may occur only if we have delivered to the applicable Trustee an Opinion of Counsel that in effect says that Holders of such Debt Securities will not recognize gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain obligations and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and defeasance were not to occur, and the requirements set forth in clauses (2), (3), (4) and
(5) above are satisfied. If we exercise this option with respect to any Debt Securities and such Debt Securities were declared due and payable because of the occurrence of any Event of Default, the amount of money and U.S. Government Obligations so deposited in trust would be sufficient to pay amounts due on such Debt Securities at the time of their respective Stated Maturities but may not be sufficient to pay amounts due on such Debt Securities upon any acceleration resulting from such Event of Default. In such case, we would remain liable for such payments. (Sections 1503 and 1504)

NOTICES

     Notices to Holders of Debt Securities will be given by mail to the addresses of such Holders as they may appear in the Security Register. (Sections 101 and 106)

TITLE

     We, the Subsidiary Guarantors, the Trustees and any agent of us, the Subsidiary Guarantors or a Trustee may treat the Person in whose name a Debt Security is registered as the absolute owner of the Debt Security (whether or not such Debt Security may be overdue) for the purpose of making payment and for all other purposes. (Section 308)

GOVERNING LAW

     The Indentures and the Debt Securities will be governed by, and construed in accordance with, the law of the State of New York. (Section 112)

                          DESCRIPTION OF CAPITAL STOCK

     As of August 22, 2000, our authorized capital stock was 55,000,000 shares. Those shares consisted of: (a) 5,000,000 shares of preferred stock, no par value, none of which were outstanding; and (b) 50,000,000 shares of common stock, no par value, of which 17,745,396 shares were outstanding. In addition, at August 22, 2000, 1,645,000 shares of common stock were reserved for issuance pursuant to our 1993 Employee Stock Option Plan and 50,000 shares of common stock were reserved for issuance under our 1996 Non-Employee Director Stock Option Plan. The following summary of certain provisions of our capital stock does not purport to be complete and is subject to and is qualified in its entirety by our articles of incorporation and by-laws, which are incorporated in this prospectus by reference as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable law.

COMMON STOCK

     Cumulative voting is prohibited in the election of directors. Our common stock is not redeemable, does not have any conversion rights and is not subject to call by us. Holders of our common stock have no preemptive rights to maintain their respective percentage of ownership in future offerings or sales of stock by us. In addition to the voting rights described below, ownership of our common stock entitles holders to the right:

     - to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for dividends; and

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

     - in the event of our liquidation, dissolution or winding up, to share equally and ratably in the assets available for distribution after payment of all liabilities and subject to any prior rights of any holders of preferred stock then outstanding.

     The shares of our common stock presently outstanding are fully paid and non-assessable. Our common stock trades on the New York Stock Exchange under the symbol "SGR."

     Each outstanding share of common stock for which there has been no change in beneficial ownership during the four years preceding the record date will entitle its holder to five votes on each matter properly submitted to our shareholders for their vote, waiver, release or other action. Holders of shares that have changed beneficial ownership within the four-year period will be entitled to only one vote per share. A change in beneficial ownership of an outstanding share of common stock is deemed to have occurred whenever a change occurs in any person or persons who, directly or indirectly, through any contract, agreement, arrangement, understanding, relationship or otherwise, has or shares any of the following:

     - voting power, which includes, without limitation, the right to vote or the power to direct the voting power of the share of common stock;

     - investment power, which includes, without limitation, the power to direct the sale or other disposition of the share of common stock;

     - the right to receive or to retain the proceeds of any sale or other disposition of the share of common stock; or

     - the right to receive or to retain any distributions, including, without limitation, cash dividends, in respect of the share of common stock.

     Applying the general rules set forth above, the following events or conditions are specifically deemed to involve a change in beneficial ownership of a share of common stock:

     - in the absence of proof to the contrary provided in accordance with procedures set forth below, an outstanding share of common stock is transferred of record into the name of any other person, or upon the issuance of shares in a public offering;

     - in the case of an outstanding share of common stock held of record in the name of a corporation, general partnership, limited partnership, voting trustee, bank, trust company, broker, nominee or clearing agency, if it has not been established according to the procedures set forth below that there has been no change in the person or persons who direct the exercise of the rights referred to in the preceding set of bullet points with respect to the outstanding share of common stock during the four years immediately preceding the record date;

     - in the case of an outstanding share of common stock held of record in the name of any person as a trustee, agent, guardian or custodian under the Uniform Gifts to Minors Act as in effect in any jurisdiction, there is a change in the beneficiary of the trust, the principal of the agent, the ward of the guardian, the minor for whom the custodian is acting or a change in the trustee, agent, guardian or custodian; or

     - in the case of outstanding shares of common stock beneficially owned by a person or group of persons, who, after acquiring, directly or indirectly, the beneficial ownership of five percent of the outstanding shares of common stock, fails to notify us of the person's or group's ownership within ten days after the acquisition.

     Contrary provisions in our articles of incorporation aside, no change in beneficial ownership of an outstanding share of common stock will be deemed to have occurred solely as a result of:

     - any transfer without valuable consideration, including, without limitation, transfers effected by:

      - bequest or inheritance;

      - operation of law upon the death of an individual; or

      - other transfers without valuable consideration, such as gifts made in good faith and not for the purpose of circumventing provisions of our articles of incorporation;

     - any changes in the beneficiary of a trust, or any distribution of an outstanding share of common stock from the trust, by reason of the birth, death, marriage or divorce of any natural person;

     - the adoption of any natural person prior to the age of 18;

     - the passage of a given period of time;

     - the attainment by any natural person of a specific age;

     - the creation or termination of any guardianship or custodial arrangement;

     - any appointment of a successor trustee, agent, guardian or custodian with respect to an outstanding share of common stock if neither the successor has nor its predecessor had the power to vote or to dispose of the share of common stock without further instructions from others;

     - any change in the person to whom dividends or other distributions in respect of an outstanding share of common stock are to be paid pursuant to the issuance or modification of a revocable dividend payment order;

     - any issuance of a share of common stock by us or any transfer by us of a share of common stock held in treasury other than in a public offering of the share, unless otherwise determined by the board of directors at the time of authorizing the issuance or transfer;

     - any giving of a proxy in connection with a solicitation of proxies subject to the provisions of Section 14 of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder;

     - any transfer, whether or not with consideration, among individuals related or formerly related by blood, marriage or adoption, defined as relatives, or between a relative and any person controlled by one or more relatives where the principal purpose for the transfer is to further the estate tax planning objectives of the transferor or of relatives of the transferor;

     - any appointment of a successor trustee as a result of the death of the predecessor trustee who was a natural person;

     - any appointment of a successor trustee who was specifically named in a trust instrument prior to the effective date of this offering; or

     - any appointment of a successor trustee as a result of the resignation, removal or failure to qualify of a predecessor trustee or as a result of mandatory retirement pursuant to the express terms of a trust instrument; provided, that less than 50% of the trustees administering any single trust will have changed, including in the percentage the appointment of the successor trustee, during the four-year period preceding the appointment of the successor trustee.

     All determinations concerning changes in beneficial ownership, or the absence of any change, are made by our board of directors or by a transfer agent for our common stock at our request. Written procedures designated to facilitate the determinations have been established and may be amended by our board of directors. These procedures should provide the manner of proof of facts that will be accepted and the frequency with which such proof may be required to be renewed. We and any transfer agent will be

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

entitled to rely on any information concerning beneficial ownership of the outstanding shares of our common stock coming to our attention from any source and in any manner reasonably deemed by us to be reliable. However, neither we nor any transfer agent will be charged with any other knowledge concerning the beneficial ownership of outstanding shares of our common stock.

     In the event of any stock split or stock dividend of our common stock, each share acquired by reason of the split or dividend will be deemed to have been beneficially owned by the same person from the acquisition date of the share from which it originated.

     Each outstanding share of our common stock, whether at any particular time the holder thereof is entitled to exercise five votes or one vote, shall be identical to all other shares of our common stock in all respects, and together the outstanding shares of common stock will constitute a single class of our shares.

PREFERRED STOCK

     The description of the terms of the preferred stock set forth below and to be set forth in an applicable prospectus supplement will not be complete and will be subject to and qualified in its entirety by reference to our articles of incorporation and the articles of amendment relating to the applicable series of preferred stock. The registration statement of which this prospectus forms a part will include the articles of amendment as an exhibit or incorporate it by reference.

     Pursuant to our articles of incorporation, our board of directors may, by resolution and without further action or vote by our shareholders, provide for the issuance of up to 5,000,000 shares of preferred stock in one or more series having such voting powers, and such designations, preferences and relative, participating, optional or other special rights and qualifications, limitations, or restrictions thereof, as the board of directors may determine. The prospectus supplement will specify any terms of any series of preferred stock offered by it including:

     - the series, the number of shares offered and the liquidation value of the preferred stock,

     - the price at which the preferred stock will be issued,

     - the dividend rate, the dates on which the dividends will be payable and other terms relating to the payment of dividends on the preferred stock,

     - the liquidation preference of the preferred stock,

     - whether the preferred stock is redeemable or subject to a sinking fund, and the terms of any such redemption or sinking fund,

     - the extent to which holders of the shares of the preferred stock shall be entitled to vote,

     - whether the preferred stock is convertible into or exchangeable for any other securities, and the terms of any such conversion or exchange, and

     - any additional rights, preferences, qualifications, limitations or restrictions of the preferred stock.

     Holders of the shares of preferred stock will have no preemptive rights.

     Undesignated preferred stock may enable our Board of Directors to render more difficult or to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise, and to thereby protect the continuity of our management. The issuance of shares of a new series of preferred stock may adversely affect the rights of the holders of our common stock. For example, unless otherwise provided in a prospectus supplement, any new series of preferred stock issued will rank prior to our common stock as to dividend rights, liquidation preference or both and may be convertible into shares of common stock. As a result, the issuance of shares of a new series of preferred stock may discourage bids for our common stock or may otherwise adversely affect the market price of our common stock. Our board may issue preferred stock without shareholder approval and with voting or conversion rights that could adversely affect the voting power of holders of our common stock.

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

LOUISIANA FAIR PRICE AND CONTROL ACQUISITION STATUTES

     Under Louisiana law, the acquisition of voting power, which is called a "control share acquisition," of an "issuing public corporation" that results in the purchaser acquiring voting power in excess of 20%, 33% or 51% of the total voting power of the issuing public corporation requires approval of a majority of the voting power of the issuing public corporation and each class entitled to vote separately on the proposal, excluding the shares of the acquiring person, any officer of the issuing public corporation and any employee of the issuing public corporation who is also a director of the corporation. Shares acquired in a control share acquisition without such approval will have no voting rights and under certain circumstances may be subject to redemption by the corporation. The restrictions imposed under the law are applicable to all Louisiana corporations that fall within the definition of an "issuing public corporation," as we do, unless the issuing public corporation's articles of incorporation or by-laws contain a provision expressly disclaiming them, which ours do not. Therefore, these restrictions contained in Louisiana law apply to us.

     In addition, if particular elections were to be made by our board of directors under the Louisiana Business Corporation Law, unless specified price and procedural requirements were met, business combinations involving us and any holder of 20% or more of our outstanding voting stock could be required to be approved by at least:

     - 80% of the votes entitled to be cast by holders of the outstanding voting stock; and

     - two-thirds of the votes entitled to be cast by holders of our voting stock other than the voting stock of the 20% holder.

     This provision could be regarded as a deterrent to a takeover of us and could be applied selectively by our board of directors.

LIMITATION OF DIRECTOR AND OFFICER LIABILITY

     Our articles of incorporation contain provisions that eliminate the personal liability of our directors and officers for:

     - monetary damages resulting from breaches of their fiduciary duty other than liability for breaches of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - violations under Section 92(D) of the Louisiana Business Corporation Law, relating to unlawful distributions; or

     - any transaction from which the director or officer derived an improper personal benefit.

     Our articles of incorporation contain provisions requiring the indemnification of our directors and officers to the fullest extent permitted by
Section 83 of the Louisiana Business Corporation Law, including circumstances in which indemnification is otherwise discretionary. We believe that these provisions are necessary to attract and retain qualified persons as directors and officers.

CLASSIFIED BOARD OF DIRECTORS

     Our articles of incorporation provide that if the number of directors constituting our entire board of directors is increased to twelve or more members, then at the next meeting of our shareholders at which directors are to be elected, the board of directors will be divided into three classes, the members of which will serve staggered three-year terms. We believe that a classified board of directors could help to ensure the continuity and stability of our board and the business strategies and policies determined by them. The classified board provision, if implemented, could have the effect of making the removal of incumbent directors more time-consuming and could discourage a third party from making a tender offer or otherwise attempting to obtain control of us, even though an attempt might be beneficial to us and our shareholders.

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

ADVANCE NOTICE PROVISIONS FOR PARTICULAR SHAREHOLDER ACTIONS

     Our by-laws establish an advance notice procedure with regard to the nomination, other than by or at the direction of our board or a committee thereof, of candidates for election as directors. This is called the "nomination procedure" with respect to the election of directors, or with respect to other matters to be brought before an annual meeting of our shareholders, the "business procedure."

     The nomination procedure requires that a shareholder give prior written notice, in proper form, of a planned nomination for our board of directors to our secretary. The requirements as to the form and timing of that notice are specified in our by-laws. If the election inspectors determine that a person was not nominated in accordance with the nomination procedure, the person will not be eligible for election as a director.

     Although our by-laws do not give our board any power to approve or disapprove shareholder nominations for the election of directors or of any other business desired by shareholders to be conducted at an annual or any other meeting, our by-laws may:

     - have the effect of precluding a nomination for the election of directors or precluding the conduct of business at a particular annual meeting if the proper procedures are not followed; and

     - may discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us, even if the conduct of the solicitation or the attempt might be beneficial to us and our shareholders.

     Under the business procedure, a shareholder seeking to have any business conducted at an annual meeting must give prior written notice, in proper form, to our secretary. The requirements as to the form and timing of that notice are specified in our by-laws. If the chairman or other officer presiding at a meeting determines that an item of business was not properly brought before the meeting in accordance with the business procedure, then that item of business will not be conducted at the meeting.

SUPER MAJORITY PROVISIONS

     Our articles of incorporation contain provisions requiring the affirmative vote of the holders of at least 75% of the voting power of our capital stock to amend specific provisions of the articles, including provisions relating to the removal of directors.

     Our articles of incorporation require the approval of the holders of at least 75% of our outstanding shares of our common stock, not including shares held by a related person, to approve some business combinations and related transactions. The term "related person" includes any individual, corporation, partnership or other entity which owns beneficially, directly or indirectly, more than five percent of the outstanding shares of our common stock. The term "business combination" includes, among other things:

     - any merger or consolidation of us or a subsidiary of ours which constitutes more than 50% of our assets, other than a merger or consolidation which results in our voting securities outstanding immediately prior to the merger or consolidation continuing to represent more than 50% of the combined voting power of the voting securities of the surviving entity;

     - any sale, lease, exchange, transfer or other disposition of more than 50% of our assets;

     - any reclassification of our common stock; and

     - our liquidation or dissolution.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the common stock is First Union National Bank, Charlotte, North Carolina.

                               DEPOSITARY SHARES

GENERAL

     We may offer fractional shares of preferred stock, rather than full shares of preferred stock. If we decide to offer fractional shares of preferred stock, we will issue receipts for depositary shares. Each depositary share will represent a fraction of a share of a particular series of preferred stock. The prospectus supplement will indicate that fraction. The shares of preferred stock represented by depositary shares will be deposited under a depositary agreement between us and a bank or trust company that meets certain requirements and is selected by us (the "Bank Depositary"). Each owner of a depositary share will be entitled to all the rights and preferences of the preferred stock represented by the depositary share. The depositary shares will be evidenced by depositary receipts issued pursuant to the depositary agreement. Depositary receipts will be distributed to those persons purchasing the fractional shares of preferred stock in accordance with the terms of the offering.

     We have summarized selected provisions of a depositary agreement and the related depositary receipts. The summary is not complete. The forms of the deposit agreement and the depositary receipts relating to any particular issue of depositary shares will be filed with the SEC via a Current Report on Form 8-K prior to our offering of the depositary shares, and you should read such documents for provisions that may be important to you.

DIVIDENDS AND OTHER DISTRIBUTIONS

     If we pay a cash distribution or dividend on a series of preferred stock represented by depositary shares, the Bank Depositary will distribute such dividends to the record holders of such depositary shares. If the distributions are in property other than cash, the Bank Depositary will distribute the property to the record holders of the depositary shares. However, if the Bank Depositary determines that it is not feasible to make the distribution of property, the Bank Depositary may, with our approval, sell such property and distribute the net proceeds from such sale to the record holders of the depositary shares.

REDEMPTION OF DEPOSITARY SHARES

     If we redeem a series of preferred stock represented by depositary shares, the Bank Depositary will redeem the depositary shares from the proceeds received by the Bank Depositary in connection with the redemption. The redemption price per depositary share will equal the applicable fraction of the redemption price per share of the preferred stock. If fewer than all the depositary shares are redeemed, the depositary shares to be redeemed will be selected by lot or pro rata as the Bank Depositary may determine.

VOTING THE PREFERRED STOCK

     Upon receipt of notice of any meeting at which the holders of the preferred stock represented by depositary shares are entitled to vote, the Bank Depositary will mail the notice to the record holders of the depositary shares relating to such preferred stock. Each record holder of these depositary shares on the record date (which will be the same date as the record date for the preferred stock) may instruct the Bank Depositary as to how to vote the preferred stock represented by such holder's depositary shares. The Bank Depositary will endeavor, insofar as practicable, to vote the amount of the preferred stock represented by such depositary shares in accordance with such instructions, and we will take all action which the Bank Depositary deems necessary in order to enable the Bank Depositary to do so. The Bank Depositary will abstain from voting shares of the preferred stock to the extent it does not receive specific instructions from the holders of depositary shares representing such preferred stock.

AMENDMENT AND TERMINATION OF THE DEPOSITARY AGREEMENT

     The form of depositary receipt evidencing the depositary shares and any provision of the depositary agreement may be amended by agreement between the Bank Depositary and us. However, any amendment that materially and adversely alters the rights of the holders of depositary shares will not be effective unless such amendment has been approved by the holders of at least a majority of the depositary shares then outstanding. The depositary agreement may be terminated by the Bank Depositary or us only if (i) all outstanding depositary shares have been redeemed or (ii) there has been a final distribution in respect of the preferred stock in connection with any liquidation, dissolution or winding up of our company and such distribution has been distributed to the holders of depositary receipts.

CHARGES OF BANK DEPOSITARY

     We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will pay charges of the Bank Depositary in connection with the initial deposit of the preferred stock and any redemption of the preferred stock. Holders of depositary receipts will pay other transfer and other taxes and governmental charges and any other charges, including a fee for the withdrawal of shares of preferred stock upon surrender of depositary receipts, as are expressly provided in the depositary agreement to be for their accounts.

WITHDRAWAL OF PREFERRED STOCK

     Upon surrender of depositary receipts at the principal office of the Bank Depositary, subject to the terms of the depositary agreement, the owner of the depositary shares may demand delivery of the number of whole shares of preferred stock and all money and other property, if any, represented by those depositary shares. Partial shares of preferred stock will not be issued. If the depositary receipts delivered by the holder evidence a number of depositary shares in excess of the number of depositary shares representing the number of whole shares of preferred stock to be withdrawn, the Bank Depositary will deliver to such holder at the same time a new depositary receipt evidencing the excess number of depositary shares. Holders of preferred stock thus withdrawn may not thereafter deposit those shares under the depositary agreement or receive depositary receipts evidencing depositary shares therefor.

MISCELLANEOUS

     The Bank Depositary will forward to holders of depositary receipts all reports and communications from us that are delivered to the Bank Depositary and that we are required to furnish to the holders of the preferred stock.

     Neither the Bank Depositary nor we will be liable if we are prevented or delayed by law or any circumstance beyond our control in performing our obligations under the depositary agreement. The obligations of the Bank Depositary and us under the depositary agreement will be limited to performance in good faith of our duties thereunder, and we will not be obligated to prosecute or defend any legal proceeding in respect of any depositary shares or preferred stock unless satisfactory indemnity is furnished. We may rely upon written advice of counsel or accountants, or upon information provided by persons presenting preferred stock for deposit, holders of depositary receipts or other persons believed to be competent and on documents believed to be genuine.

RESIGNATION AND REMOVAL OF BANK DEPOSITARY

     The Bank Depositary may resign at any time by delivering to us notice of its election to do so, and we may at any time remove the Bank Depositary. Any such resignation or removal will take effect upon the appointment of a successor Bank Depositary and its acceptance of such appointment. Such successor Bank Depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

                            DESCRIPTION OF WARRANTS

     We may issue warrants for the purchase of our common stock. Warrants may be issued independently or together with Debt Securities, preferred stock or common stock offered by any prospectus supplement and may be attached to or separate from any such offered securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a bank or trust company, as warrant agent, all as set forth in the prospectus supplement relating to the particular issue of warrants. The warrant agent will act solely as our agent in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any holders of warrants or beneficial owners of warrants. The following summary of certain provisions of the warrants does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all provisions of the warrant agreements.

     You should refer to the prospectus supplement relating to a particular issue of warrants for the terms of and information relating to the warrants, including, where applicable:

          (1) the number of shares of common stock purchasable upon exercise of the warrants and the price at which such number of shares of common stock may be purchased upon exercise of the warrants;

          (2) the date on which the right to exercise the warrants shall commence and the date on which such right shall expire (the "Expiration Date");

          (3) United States Federal income tax consequences applicable to the warrants;

          (4) the amount of the warrants outstanding as of the most recent practicable date; and

          (5) any other terms of the warrants.

     Warrants will be offered and exercisable for U.S. dollars only. Warrants will be issued in registered form only. Each warrant will entitle its holder to purchase such number of shares of common stock at such exercise price as shall in each case be set forth in, or calculable from, the prospectus supplement relating to the warrants. The exercise price may be subject to adjustment upon the occurrence of events described in such prospectus supplement. After the close of business on the Expiration Date (or such later date to which we may extend such Expiration Date), unexercised warrants will become void. The place or places where, and the manner in which, warrants may be exercised will be specified in the prospectus supplement relating to such warrants.

     Prior to the exercise of any warrants, holders of the warrants will not have any of the rights of holders of common stock, including the right to receive payments of any dividends on the common stock purchasable upon exercise of the warrants, or to exercise any applicable right to vote.

                              SELLING SHAREHOLDERS

     Stone & Webster, Incorporated, a Debtor-in-Possession, is a Delaware corporation. Stone & Webster Group Limited and Stone & Webster Canada Limited are wholly-owned subsidiaries of Stone & Webster, Incorporated. Effective July 14, 2000, we completed the acquisition of substantially all the assets and assumption of certain liabilities of Stone & Webster, Incorporated and its subsidiaries for a total purchase price of approximately $38 million in cash and approximately 2,231,773 shares of our common stock. In order to induce Stone & Webster and its subsidiaries to enter into a purchase agreement with us for substantially all of such assets, we agreed to provide Stone & Webster and its subsidiaries certain registration rights.

     The following table sets forth information relating to the selling shareholders' beneficial ownership of shares of our common stock:

                                                                   SHARES OF
SELLING SHAREHOLDER                                            COMMON STOCK OWNED
-------------------                                            ------------------
Stone & Webster, Incorporated...............................       1,707,298
Stone & Webster Group Limited...............................         369,837
Stone & Webster Canada Limited..............................         154,638

     A portion of the proceeds of the sales by the selling shareholders will be paid into an escrow for our benefit in accordance with the purchase agreement with Stone & Webster.

     The prospectus supplement relating to any shares of common stock offered by the selling shareholder will set forth the number of shares of common stock being offered for the selling shareholder's account as well as the number of such shares and the percentage of the class, if greater than one percent, to be owned by the selling shareholder after completion of the offering.

     All expenses incurred with the registration of shares of common stock owned by the selling shareholder will be borne by us; provided that, we will not be obligated to pay any underwriting fees, discounts, or commissions in connection with such registration.

                              PLAN OF DISTRIBUTION

     Both the selling shareholder and we may sell securities pursuant to this prospectus in or outside the United States (a) through underwriters or dealers,
(b) through agents or (c) directly to one or more purchasers, including our existing stockholders in a rights offering. The prospectus supplement relating to any offering of securities will include the following information:

     - the terms of the offering

     - the names of any underwriters, dealers or agents

     - the name or names of any managing underwriter or underwriters

     - the purchase price of the securities from us

     - the net proceeds to us from the sale of the securities

     - any delayed delivery arrangements

     - any underwriting discounts, commissions and other items constituting underwriters' compensation

     - any initial public offering price

     - any discounts or concessions allowed or reallowed or paid to dealers

     - any commissions paid to agents

SALE THROUGH UNDERWRITERS OR DEALERS

     If we use underwriters in the sale, the underwriters will acquire the securities for their own account. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions, and the underwriters will be obligated to purchase all the offered securities if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

     During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters may also impose a penalty bid, which means that selling concessions allowed to syndicate members or other broker-dealers for the offered securities sold for their account may be reclaimed by the syndicate if the offered securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the offered securities, which may be higher than the price that might otherwise prevail in the open market. If commenced, the underwriters may discontinue these activities at any time.

     If we or the selling shareholder use dealers in the sale of securities, the selling shareholder and we will sell the securities to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale.

DIRECT SALES AND SALES THROUGH AGENTS

     We may sell the securities directly. In this case, no underwriters or agents would be involved. We may sell securities upon the exercise of rights that we may issue to our securityholders. We may also sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any sale of those securities.

     We may sell the securities through agents we designate from time to time. Unless we inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

DELAYED DELIVERY CONTRACTS

     If we so indicate in the prospectus supplement, we may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities from us at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The prospectus supplement will describe the commission payable for solicitation of those contracts.

GENERAL INFORMATION

     We may have agreements with the agents, dealers and underwriters to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments that the agents, dealers or underwriters may be required to make. Agents, dealers and underwriters may be customers of, engage in transactions with or perform services for us in the ordinary course of their business.

                                 LEGAL MATTERS

     Our legal counsel, Vinson & Elkins L.L.P., Houston, Texas, will pass upon certain legal matters in connection with the offered securities. The validity of issuance of the offered securities and other matters arising under Louisiana law are being passed upon by Kantrow, Spaht, Weaver & Blitzer (A Professional Law Corporation), Baton Rouge, Louisiana. Any underwriters will be advised about other issues relating to any offering by their own legal counsel.

                                    EXPERTS

     The financial statements of The Shaw Group Inc. as of and for the year ended August 31, 1999 incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing in giving such reports.

     The financial statements included in and incorporated by reference in this prospectus and elsewhere in the registration statement to the extent and for the periods indicated in their reports have been audited by Arthur Andersen LLP and Hannis T. Bourgeois, LLP, independent public accountants, and are included in this prospectus in reliance upon the authority of said firms as experts in accounting and auditing in giving said reports. The single jointly signed auditors' report is considered to be the equivalent of two separately signed auditors' reports. Thus each firm represents that it has complied with generally accepted auditing standards and is in a position that would justify being the only signatory of the report.

     The financial statements of Stone & Webster, Incorporated, incorporated by reference in this prospectus from our report on Form 8-K/A, filed with the SEC on September 13, 2000, have been audited by PricewaterhouseCoopers, LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing in giving such reports.

================================================================================

                                4,000,000 SHARES

                           [THE SHAW GROUP INC. LOGO]

                                  COMMON STOCK

                    ---------------------------------------

                             PROSPECTUS SUPPLEMENT

                    ---------------------------------------

                          Joint Book-Running Managers

                              MERRILL LYNCH & CO.
                           CREDIT SUISSE FIRST BOSTON

                         MORGAN KEEGAN & COMPANY, INC.
                        RAYMOND JAMES & ASSOCIATES, INC.
                           JEFFERIES & COMPANY, INC.

                                           , 2000

================================================================================